









Management Information Circular





Notice of Annual Meeting of Shareholders

April 27, 2022

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CENOVUS ENERGY INC.

The Annual Meeting of Shareholders (the "Meeting") of Cenovus Energy Inc. ("Cenovus", the "Corporation", "we", "us", or "our") will be held on Wednesday, April 27, 2022 at 1:00 p.m. Calgary time in a virtual-only format that will be conducted via live webcast accessible at **https://web.lumiagm.com/427952573** with password "**cenovus2022**" (case sensitive) for the following purposes (with reference to the relevant section of the management information circular in respect of the Meeting (the "Circular") for additional details):

1. to receive the consolidated financial statements of the Corporation, together with the auditor's report thereon, for the year ended December 31, 2021 *(see Financial Statements)*;

2. to appoint the auditor of the Corporation (see *Appointment of Auditor*);

3. to elect directors of the Corporation (see *Election of Directors);*

4. to consider, and if deemed fit, approve a non-binding advisory shareholder resolution on the Corporation's approach to executive compensation (see *Shareholder Advisory Vote on Executive Compensation*); and

5. to transact such other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

You are entitled to receive notice of and vote at the Meeting if you are a holder of common shares of the Corporation (a "shareholder") at the close of business on March 1, 2022.

Notice and Access We are using the "notice and access" procedures adopted by the Canadian Securities Administrators for the delivery of the Circular (and other meeting-related material). The principal benefit of the notice and access procedure is that it reduces costs and the environmental impact of producing and distributing large quantities of paper documents. Shareholders who have consented to delivery of materials are receiving this Notice of Meeting in an electronic format. For additional information, see *Voting and Proxy – Questions & Answers* in the Circular. **You should access and review all information contained in the Circular before voting.**

Virtual Meeting The Meeting will be held in a virtual-only format conducted via live webcast online at **https://web.lumiagm.com/427952573** with password "**cenovus2022**" (case sensitive). Technology is re-shaping many traditional business practices. We view the use of technology-enhanced shareholder communications as a method to facilitate individual investor participation and consistent with the goals of regulators, stakeholders and others invested in the corporate governance process. Applying technology to the Meeting by allowing virtual participation is a way to make the Meeting more relevant, accessible and engaging for all involved, permitting a broader base of shareholders to participate in the Meeting – regardless of their geographic location. The virtual-only format for the Meeting will also help mitigate health and safety risks to the community, shareholders, employees and other stakeholders posed by the COVID-19 pandemic. On the website, shareholders and duly appointed proxyholders will be able to hear the meeting live, submit questions and vote their common shares on all items of business while the Meeting is being held. While shareholders and duly appointed proxyholders will not be able to attend the Meeting in person they will have an equal opportunity to participate at the Meeting, regardless of geographic location, and vote on the matters to be considered at the Meeting.

Shareholders and duly appointed proxyholders will be able to ask questions immediately before and during the Meeting by typing their question into the viewing screen of the virtual Meeting platform. Additionally, shareholders may submit questions in advance of the Meeting by sending them to the attention of the Corporate Secretary, Cenovus Energy Inc., 225 – 6 Avenue S.W., P.O. Box 766, Calgary, Alberta, Canada, T2P 0M5, or by email at corporate.secretary@cenovus.com. Questions relating to the business of the Meeting will be addressed during the Meeting. All other questions will be answered following the Meeting. Similar questions may be aggregated by the moderator, and questions and answers will be posted on our website following the Meeting. Non-registered (beneficial) shareholders who do not appoint themselves as their proxyholder in accordance with the instructions in the Circular and provided by their intermediary will be able to participate as guests at the virtual Meeting but will not be able to vote. Guests will be able to listen to the proceedings of the Meeting but cannot vote. The Circular accompanying this Notice contains important instructions and details on how to participate at the virtual Meeting and vote your common shares of the Corporation by proxy or online during the Meeting. The specific details of the matters proposed to be put before the Meeting are also set forth in the Circular.

Included with the Circular is our Virtual Meeting User Guide. If you have any difficulties accessing the Meeting, please visit our webcast provider's Frequently Asked Questions page on their website at **https://go.lumiglobal.com/faq**, which contains its virtual assistant "LumiBot", or contact them directly at **support@lumiglobal.com**.

Registered and Non-Registered (Beneficial) Shareholders If you are a registered shareholder, you have a choice of voting by proxy on the internet, by telephone, by mail or by fax using your proxy form to appoint another person to attend the virtual Meeting and act for you, or voting in person (virtually) at the Meeting. If you are a non-registered (beneficial) shareholder, you must vote using your voting instruction form, which typically allows you to vote by proxy on the internet, by telephone, by mail or by fax and, if you want to vote in person (virtually) at the Meeting, you must appoint yourself as a proxyholder. If you vote by proxy on the internet, by telephone, by mail or by fax in advance of the Meeting, your vote will be counted, whether or not you attend the virtual Meeting. Even if you attend the virtual Meeting, you may find it convenient to vote in advance. Please refer to your proxy form or voting instruction form, as applicable, and to the *Voting and Proxy – Questions & Answers* section in the Circular for assistance in determining whether you are a registered or non-registered (beneficial) shareholder and for more information on the voting methods available to you.

Completed proxy forms must be received by the transfer agent and registrar of the Corporation, Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 1:00 p.m. Calgary time on April 25, 2022 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting. Completed voting instruction forms must be returned in accordance with the instructions on the form. Registered shareholders who appoint a proxyholder, and beneficial shareholders who appoint themselves or a proxyholder to participate in the virtual Meeting, must also visit **https://www.computershare.com/CenovusEnergy** to register their or their proxyholder's name and email address so that, after the proxy deadline of 1:00 p.m. Calgary time on April 25, 2022 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of any adjourned or postponed meeting, Computershare can send via email a Username that will be required (with password "**cenovus2022**" (case sensitive)) to log in to the Meeting or any adjourned or postponed meeting.

Your vote is important. Please read the enclosed materials carefully. **If you have questions about any of the information or require assistance in completing your proxy form or voting instruction form, as the case may be, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, toll-free in North America at 1-866-851-4179 or by email at contactus@kingsdaleadvisors.com.** A recording of the Meeting will be available on our website at cenovus.com following the Meeting.

By order of the board of directors of Cenovus Energy Inc.

/s/ Gary F. Molnar
Gary F. Molnar
Corporate Secretary

Calgary, Alberta
March 1, 2022

INVITATION LETTER

Dear fellow shareholders:

On behalf of Cenovus Energy Inc.'s Board of Directors, management and employees, we invite you to attend our 2022 Annual Meeting of Shareholders (the "Meeting"). The items of business to be considered and acted on at the Meeting are described in the Notice of Annual Meeting of Shareholders of Cenovus Energy Inc. ("Cenovus") and accompanying management information circular.

Following the formal portion of the Meeting, management will review our 2021 financial and operational performance, provide an overview of our priorities for 2022 and virtually open the floor to questions from shareholders.

This will be our fourth meeting of shareholders held in a virtual-only format, which we have found permits a broader base of our shareholders to participate in the Meeting – regardless of their location. The virtual-only format for the Meeting will also help mitigate health and safety risks posed by the COVID-19 pandemic to the community, our shareholders and employees and other stakeholders. Please join us via the live webcast online at **https://web.lumiagm.com/427952573** (password "**cenovus2022**" (case sensitive)).

Your vote is important to us. Your vote will be counted, whether you vote in person (virtually) at the Meeting or vote in advance of the virtual Meeting by proxy on the internet, by telephone, by mail or by fax. Even if you attend the Meeting, you may find it convenient to vote in advance.

We have included a *Voting and Proxy – Questions & Answers* section in the accompanying management information circular, or you can contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, toll-free in North America at 1-866-851-4179 or by email at contactus@kingsdaleadvisors.com, for assistance voting or if you have questions relating to the enclosed materials.

While uncertainty surrounding the COVID-19 pandemic and its impacts on society continued through 2021, we also saw the economy slowly open up and demand for oil and gas increase, leading to the rise of commodity prices and the dramatic improvement of industry cash flow and profitability. These macroeconomic factors, together with our transformational combination with Husky Energy Inc. on January 1, 2021, lead us to view 2021 as a year of recovery and return to profitability for Cenovus and our industry.

Our 2021 Annual Report is available on our website at cenovus.com. We encourage you to visit our website throughout the year for updated information and to find out more about our business.

Yours truly,

/s/ Keith A. MacPhail   /s/ Alexander J. Pourbaix
Keith A. MacPhail   Alexander J. Pourbaix
Board Chair   President & Chief Executive Officer

TABLE OF CONTENTS

This management information circular (the "Circular") dated March 1, 2022 is delivered in connection with the solicitation by or on behalf of management ("Management") of Cenovus Energy Inc. ("Cenovus", the "Corporation", the "Company", "we", "us" or "our") of proxies for use at the annual meeting (the "Meeting") of shareholders of Cenovus ("shareholders") to be held on Wednesday, April 27, 2022 in a virtual-only format that will be conducted via live webcast accessible at **https://web.lumiagm.com/427952573** with password "**cenovus2022**" (case sensitive) for the purposes indicated in the Notice of Annual Meeting of Shareholders of Cenovus Energy Inc.

The solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone, fax or other similar means by directors, employees or agents of Cenovus. We have also retained Kingsdale Advisors to solicit proxies for us in Canada and the United States ("U.S.") at a fee of approximately $40,000, plus out-of-pocket expenses. The cost of soliciting proxies will be borne by Cenovus. Additionally, Cenovus may utilize the Broadridge QuickVote™ service to assist Non-Registered (Beneficial) Shareholders (as defined herein) with voting their common shares of the Corporation ("Common Shares"). Non-Registered (Beneficial) shareholders may be contacted by Kingsdale Advisors, the Corporation's strategic shareholder advisor and proxy solicitation agent, to obtain voting instructions directly over the telephone. Broadridge then tabulates the results of all the instructions received and provides the appropriate instructions respecting the shares to be represented at the meeting.

Your vote is very important to us. If you have any questions about any of the information in this Circular or require assistance in completing your proxy form or your voting instruction form, please contact our proxy solicitation agent, **Kingsdale Advisors, toll-free in North America at 1-866-851-4179 or by email at contactus@kingsdaleadvisors.com**.

Completed proxy forms must be received by our transfer agent and registrar, Computershare Investor Services Inc. ("Computershare"), no later than 1:00 p.m. Calgary time on April 25, 2022 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting. Completed voting instructions must be returned in accordance with the instructions on the proxy form.

Unless otherwise stated, the information contained in this Circular is given as at the close of business on March 1, 2022 and dollar amounts are expressed in Canadian dollars. As at March 1, 2022, to the knowledge of the directors and executive officers of Cenovus, no person or company beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to the Common Shares other than the following:

Name of Holder	Number of Common Shares	Percentage of Securities Owned[1]
Hutchison Whampoa Europe Investments S.à r.l.[2]	316,927,051	15.98
L.F. Investments S.à r.l.[3]	231,194,699	11.66

[1] Represents the percentage of Cenovus's issued and outstanding Common Shares.

[2] Hutchison Whampoa Europe Investments S.à r.l. is 100% indirectly owned by CK Hutchison Holdings Limited of which Mr. Li Ka Shing is the Senior Advisor. Mr. Li Ka Shing and trusts of which members of Mr. Li Ka Shing's family are discretionary beneficiaries hold approximately, directly and indirectly, a 30.32% interest in CK Hutchison Holdings Limited.

[3] L.F. Investments S.à r.l. is indirectly wholly-owned by a trust of which members of Mr. Li Ka Shing's family are discretionary beneficiaries.

When and where is the Meeting being held?
There is no physical location for the Meeting. The Meeting will be held on Wednesday, April 27, 2022 at 1:00 p.m. (Calgary time) in a virtual-only format that will be conducted via live webcast accessible at **https://web.lumiagm.com/427952573** with password "**cenovus2022**" (case sensitive).

The format will be conducted to make the Meeting more relevant, accessible and engaging for all involved, by allowing a broader base of shareholders to participate in the Meeting – regardless of their geographic location. The virtual-only format for the Meeting will also help mitigate health and safety risks to the community, shareholders, employees and other stakeholders posed by the COVID-19 pandemic.

How do I access the virtual Meeting? Registered Shareholders (as defined herein) and duly appointed proxyholders can access and vote at the Meeting, or any adjournment or postponement thereof, as follows:

- Go to **https://web.lumiagm.com/427952573** in a web browser on a smartphone, tablet or computer 30 to 60 minutes prior to the start of the Meeting. The latest version of Google Chrome, Safari, Microsoft Edge or Firefox will be needed. Please ensure the browser being used is compatible by logging in early. You should allow ample time to log in to the virtual Meeting to check compatibility and complete the related procedures.

- Select "I have a Control Number/Username" and enter your 15-digit Control Number (your Control Number is located on your form of proxy) and the password: "**cenovus2022**" (case sensitive).

Guests, including Non-Registered (Beneficial) Shareholders who have not duly appointed themselves as proxyholders, can log in to the Meeting, or any adjournment or postponement thereof, as set out below. Guests can listen to the Meeting but are not able to vote.

- Go to **https://web.lumiagm.com/427952573** in a web browser on a smartphone, tablet or computer 30 to 60 minutes prior to the start of the Meeting. The latest version of Google Chrome, Safari, Microsoft Edge or Firefox will be needed. Please ensure the browser being used is compatible by logging in early. You should allow ample time to log in to the virtual Meeting to check compatibility and complete the related procedures.

- Select "I am a guest" and then complete the online form.

For information on how a Non-Registered (Beneficial) Shareholder can participate in the Meeting and vote their Common Shares, see the question below "*How do I vote if I am a Non-Registered (Beneficial) Shareholder?*"

If you have any difficulties accessing the Meeting, or any adjournment or postponement thereof, visit the Frequently Asked Questions page of the webcast provider's website at **https://go.lumiglobal.com/faq**, which also contains our webcast provider's virtual assistant "LumiBot", or contact them directly at **support@lumiglobal.com**.

Am I entitled to vote? You are entitled to vote if you were a holder of Common Shares as of the close of business on March 1, 2022, the record date for the Meeting. Each shareholder is entitled to one vote for each Common Share held on such date.

A simple majority (50% plus one) of votes cast in person (virtually) or by proxy at the Meeting is required to approve each of the matters to be voted on that are described herein, except for the advisory resolution on executive compensation, which is not binding on the Corporation. As of March 1, 2022, there were 1,982,824,865 issued and outstanding Common Shares.

What matters are to be voted on? The appointment of the auditor; the election of directors; and a non-binding advisory resolution on our approach to executive compensation.

What if there are amendments? As of the date of this Circular, Management is not aware of any amendment, variation or other matter that will come before the Meeting. If you attend the Meeting and are eligible to vote, you can vote on any amendment, variation or other matters that properly come before the Meeting in accordance with your wishes. If you are voting by proxy, the persons named in the proxy form will have discretionary authority to vote on any such amendment, variation or other matter that may properly come before the Meeting.

How can I vote? The easiest way to vote is by proxy on the internet, by telephone, by mail or by fax. Only registered shareholders and duly appointed proxyholders can vote at the Meeting, or any adjournment or postponement thereof, in person (virtually). Procedures for each voting method depend on whether you are a registered shareholder of the Corporation (a "Registered Shareholder") or a non-registered (beneficial) shareholder of the Corporation (a "Non-Registered (Beneficial) Shareholder").

How do I know if I am a Registered or Non-Registered (Beneficial) Shareholder?

- **Registered Shareholder:** You are a Registered Shareholder if your Common Shares are registered in your name and you have a share certificate or a direct registration advice evidencing ownership.

- **Non-Registered (Beneficial) Shareholder:** You are a Non-Registered (Beneficial) Shareholder if your broker, investment dealer, bank, trust company, trustee, nominee or other intermediary (each, an "Intermediary") holds your Common Shares.

- If you are not sure if you are a Registered Shareholder or Non-Registered (Beneficial) Shareholder, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, toll-free in North America at 1-866-851-4179 or by email at contactus@kingsdaleadvisors.com.

How will Meeting materials be delivered? Notice and access is being used to deliver this Circular (and other meeting-related materials, including the Corporation's audited consolidated financial statements for the fiscal year ended December 31, 2021, together with the auditor's report therein and related management's discussion and analysis, collectively, the "Annual Report"), to both Registered Shareholders and Non-Registered (Beneficial) Shareholders. This means that the Circular and Annual Report will be posted online for shareholders to access electronically. You will receive a package in the mail with a notice (the "Notice") outlining the matters to be addressed at the Meeting and explaining how to access and review the Circular and Annual Report electronically, and how to request a paper copy at no charge. You will also receive a form of proxy or a voting instruction form in the mail, so you can vote your Common Shares. All applicable Meeting-related materials will be indirectly forwarded to Non-Registered (Beneficial) Shareholders at Cenovus's expense.

Notice and access is an environmentally friendly and cost-effective way to distribute the Circular and Annual Report because it reduces printing, paper and postage.

How can I request a paper copy of the Circular and proxy-related materials? Both Registered Shareholders and Non-Registered (Beneficial) Shareholders can request a paper copy of the Circular and Annual Report for up to one year from the date it is filed on SEDAR (sedar.com). If you would like to receive a paper copy of the Circular and/or Annual Report, please follow the instructions provided in the Notice. The Circular and Annual Report will be sent to you at no charge upon request. If you request a paper copy of the Circular and/or Annual Report, you will not receive a new form of proxy or voting instruction form, so you should keep the original form sent to you in order to vote.

Cenovus will provide paper copies of the Circular and Annual Report to shareholders who have standing instructions to receive, or for whom Cenovus has otherwise received a request to provide, paper copies of materials.

If you have any questions about our use of notice and access, please contact our strategic shareholder advisor and proxy solicitation agent, **Kingsdale Advisors, toll-free in North America at 1-866-851-4179 or by email at contactus@kingsdaleadvisors.com**.

What is electronic delivery? Electronic delivery is a voluntary email notification sent to shareholders, in place of receiving the Notice by mail, when documents such as this Circular and our Annual Report and quarterly reports are available on our website. If you wish, you may elect to be notified by email when documentation is posted on our website. Electronic delivery will save paper, reduce our impact on the environment and reduce costs.

What is the deadline for receiving my proxy form or voting instruction form?
- **Registered Shareholders:** If you are voting your Common Shares by proxy form, Computershare **must receive your completed proxy form no later than 1:00 p.m. Calgary time on April 25, 2022** or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting.
- **Non-Registered (Beneficial) Shareholders:** Your completed voting instruction form must be returned on or before the deadline specified on the form.
- The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at their discretion, without notice.

How do I vote if I am a Registered Shareholder? A Registered Shareholder may vote in one of the following ways:
- **Internet**: Go to the website indicated on the proxy form and follow the instructions. You will need your control number which is noted on your proxy form.
- **Telephone:** Call 1-866-732-8683 (toll-free in North America) and follow the voice instructions. You will need your control number which is noted on your proxy form. If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.
- **Mail:** Complete, sign and date your proxy form and return it to Computershare in the envelope provided.
- **Fax:** Complete, sign and date your proxy form and send it by fax to Computershare at 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (outside North America).
- **During the virtual Meeting:** You do not need to complete or return your proxy form. You can attend the Meeting by going to **https://web.lumiagm.com/427952573** in a web browser on a smartphone, tablet or computer, selecting "I have a Control Number/Username" and entering your 15-digit Control Number (your Control Number is located on your form of proxy) and the password: "**cenovus2022**" (case sensitive). Follow the instructions to access the Meeting and vote when prompted.

How do I vote if I am a Non-Registered (Beneficial) Shareholder?
- You will receive a voting instruction form from your Intermediary asking for your voting instructions before the Meeting. Follow these instructions carefully to ensure your Common Shares are voted in accordance with your instructions. Please contact your Intermediary if you did not receive a voting instruction form.
- **Vote by proxy:** In most cases, a voting instruction form allows you to vote by proxy by providing your voting instructions on the internet, by telephone, by mail or by fax. If you have the option of providing your voting instructions on the internet or by telephone, go to the website or call the number indicated on your voting instruction form and follow the instructions. You will need your control number which is noted on your voting instruction form.
- **Vote during the virtual Meeting:** You can attend and vote at the Meeting by filling in your name in the blank space provided on the voting instruction form and appointing yourself as proxyholder, and sending in your completed

voting instruction form to the address specified on the voting instruction form in advance of the Meeting.

You must also visit **https://www.computershare.com/CenovusEnergy** to register your name and email address so that after the proxy deadline of 1:00 p.m. Calgary time on April 25, 2022 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of any adjourned or postponed meeting, Computershare can send you via email a Username that will be required (with case-sensitive password "**cenovus2022**") to log in to the Meeting.

You can then attend the Meeting by going to **https://web.lumiagm.com/427952573** in a web browser on a smartphone, tablet or computer, selecting "I have a Control Number/Username", entering the Username that you received in an email from Computershare, password "**cenovus2022**" (case sensitive), and then following the instructions to access the Meeting and voting when prompted.

Non-Registered (Beneficial) Shareholders who have not duly appointed themselves as proxy will not be able to vote online at the virtual Meeting. You will still be able to join a live webcast of the Meeting by going to **https://web.lumiagm.com/427952573**, clicking on "I am a guest" and filling in the form.

How does voting by proxy work?

When you sign or electronically submit, as applicable, the proxy form, you authorize appointee, Keith A. MacPhail, Chair of our board of directors (the "Board" or the "Board of Directors") or, failing him, Alexander J. Pourbaix, President & Chief Executive Officer and a member of our Board, to vote your Common Shares for you at the Meeting according to your instructions. See "How will my Common Shares be voted if I vote by proxy?" below for further details.

You have the right to appoint a person other than the directors designated in the enclosed proxy form as proxyholder, by following the steps below:

The following applies to shareholders who wish to appoint as their proxyholders individuals other than those named in the proxy or voting instruction form. This includes Non-Registered (Beneficial) Shareholders who wish to appoint themselves as proxyholder to attend, participate in or vote at the Meeting. For your vote to count, make sure the person you appoint is aware that he or she has been appointed as a proxyholder and is planning to attend the Meeting.

Shareholders who wish to appoint as their proxyholders individuals other than those named in the proxy or voting instruction form to attend and participate in the Meeting and vote their securities MUST submit their proxies or voting instruction forms, as applicable, appointing such individuals as proxyholders AND register such proxyholders online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username that is required to vote at the Meeting.

Step 1: Submit your proxy or voting instruction form: To appoint someone other than the individuals named in the proxy or voting instruction form as proxyholder, insert that person's name in the blank space provided in the proxy or voting instruction form (if permitted) and follow the instructions for submitting such proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your proxy or voting instruction form.

If you are a Non-Registered (Beneficial) Shareholder and wish to vote at the Meeting, you must insert your own name in the space provided on the voting instruction form sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary AND register yourself as your proxyholder, as described below in Step 2, no later than 1:00 p.m. Calgary time on April 25, 2022 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary. Please also see further instructions below under the heading "*How do I vote if I am a Non-Registered (Beneficial) Shareholder?*".

If you are a Non-Registered (Beneficial) Shareholder located in the U.S. and wish to vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described below under "*How do I vote if I am a Non-Registered (Beneficial) Shareholder?*" you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form sent to you or contact your Intermediary to request a legal proxy form if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Computershare. Requests for registration from Non-Registered (Beneficial) Shareholders located in the U.S. who wish to vote at the Meeting or, if permitted, appoint third parties as their proxyholders must be sent by email or by courier to: uslegalproxy@computershare.com (if by email); or Computershare Investor Services, Inc., Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1 (if by courier), and in both cases, must be labeled "Legal Proxy" and received no later than 1:00 p.m. Calgary time on April 25, 2022 (or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of any adjourned or postponed meeting).

Step 2: Register your proxyholder: To register a third-party proxyholder you must visit https://www.computershare.com/CenovusEnergy by no later than 1:00 p.m. Calgary time on April 25, 2022 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting, and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a Username via email. **Without a Username, proxyholders will not be able to vote at the Meeting but will be able to participate as guests.**

If you need help completing your proxy form, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, toll-free in North America at 1-866-851-4179 or by email at contactus@kingsdaleadvisors.com.

How will my Common Shares be voted if I vote by proxy? You can:

- Choose to vote "For" or "Withhold" your vote from the election of each of the persons nominated for election as directors and the appointment of PricewaterhouseCoopers LLP as auditor.
- Choose to vote "For" or "Against" the non-binding advisory resolution on our approach to executive compensation.

Your Common Shares will be voted or withheld from voting in accordance with your instructions; however, if you return your proxy form but do not indicate how you want to vote your Common Shares, and do not appoint a person other than the directors on the proxy form, your vote will be cast **FOR** the election of each person nominated for election as director, **FOR** the appointment of PricewaterhouseCoopers LLP as auditor and **FOR** our approach to executive compensation.

If you appoint a person other than the directors as proxyholder and you do not specify how you want your Common Shares voted, your proxyholder will vote your Common Shares as he or she sees fit for each item of business at the Meeting.

Can I change or revoke my vote?

Registered Shareholders can change a previously made proxy vote:

- By completing a proxy form that is dated later than a previously submitted proxy, provided the new proxy form is received by Computershare no later than 1:00 p.m. Calgary time on April 25, 2022 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting; or
- By accessing the Meeting by following the instructions under the heading "*How do I access the virtual Meeting*" above and voting their Common Shares during the designated time.

Registered Shareholders can revoke a previously made proxy vote:

- By sending a notice of revocation in writing to the attention of our Corporate Secretary at Cenovus Energy Inc., 225 - 6 Avenue S.W., P.O. Box 766, Calgary, Alberta, Canada, T2P 0M5, so that it is received by the close of business Calgary time on April 26, 2022 or, in the case of any adjournment or postponement of the Meeting, on the business day immediately preceding the adjourned or postponed meeting; or
- By giving a notice of revocation in writing to the Chair of the Meeting on the day of, but prior to the commencement of, the Meeting or any adjournment or postponement of the Meeting; or
- In any other manner permitted by law.

Non-Registered (Beneficial) Shareholders can change or revoke a vote by notifying their Intermediary in accordance with their Intermediary's instructions.

1. FINANCIAL STATEMENTS

The consolidated financial statements of Cenovus for the year ended December 31, 2021 and the auditor's report thereon are included in our 2021 Annual Report, which is available on our website at cenovus.com.

2. APPOINTMENT OF AUDITOR

The Board of Directors of Cenovus unanimously recommends that PricewaterhouseCoopers LLP, Chartered Professional Accountants, Calgary, Alberta, be appointed auditor of Cenovus to hold office until the close of the next annual meeting of shareholders. PricewaterhouseCoopers LLP was first appointed as our auditor on November 30, 2009. The following table provides information about the fees billed to Cenovus for professional services rendered by PricewaterhouseCoopers LLP in the years ended December 31, 2021 and 2020:

($ thousands)	2021	2020
Audit Fees	2,974	2,598
Audit-Related Fees	212	382
Tax Fees	946	128
All Other Fees	26	46
Total:	**4,158**	**3,154**

Audit Fees consist of the aggregate fees billed for the audit of the Corporation's annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not reported as Audit Fees. The services provided in this category include audit-related services in relation to Cenovus's prospectuses and participation fees levied by the Canadian Public Accountability Board. Fees related to the acquisition or divestiture of assets are also included in Audit-Related Fees.

Tax Fees consist of the aggregate fees billed for tax compliance, tax advice and expatriate tax services.

All Other Fees include fees billed for the review of *Extractive Sector Transparency Measures Act* filings and advisory services around Enterprise Resource Planning.

Unless instructed otherwise, the persons designated in the accompanying proxy form intend to vote **FOR** the appointment of PricewaterhouseCoopers LLP as auditor of Cenovus.

For information on governance procedures related to our auditor, including audit partner rotation, see *Schedule B – Corporate Governance – Audit Committee* to this Circular.

3. ELECTION OF DIRECTORS

Cenovus's articles provide that there must be at least three and no greater than 17 directors. There are currently 12 directors.

In accordance with our by-laws, the Board has determined that 12 directors will be elected at the Meeting. Shareholders will be asked at the Meeting to elect, individually, as directors each of the nominees listed below.

1. Keith M. Casey
2. Canning K.N. Fok
3. Jane E. Kinney
4. Harold N. Kvisle
5. Eva L. Kwok
6. Keith A. MacPhail
7. Richard J. Marcogliese
8. Claude Mongeau
9. Alexander J. Pourbaix
10. Wayne E. Shaw
11. Frank J. Sixt
12. Rhonda I. Zygocki

All of the proposed nominees were duly elected as directors at the annual meeting of shareholders held on May 12, 2021. Each director elected at the Meeting will hold office until the close of the next annual meeting of shareholders of the Corporation or until such office is earlier vacated.

Unless instructed otherwise, the persons designated in the accompanying proxy form intend to vote **FOR** the election of each nominee named below under *Information on Director Nominees – Director Nominees*.

Majority Voting Policy

Our *Policy on Directors' Voting Procedures* ("Majority Voting Policy") provides that in an uncontested election of directors, if any nominee does not receive a greater number of votes "For" than votes "Withheld" from his or her election, the nominee shall be considered not to have received the support of the shareholders, even though duly elected. If such a nominee is an existing member of the Board standing for re-election, the Majority Voting Policy requires such a director to immediately tender his or her resignation to the Board, to take effect upon acceptance by the Board. The Governance Committee will expeditiously consider the resignation and make a recommendation to the Board on how to proceed. The Board, in the absence of exceptional circumstances, will accept the resignation consistent with an orderly transition. The director will not participate in any Board or Board committee deliberations on the resignation offer. The Board will make its decision to accept or reject the resignation within 90 days after the date of the relevant shareholder meeting. Cenovus will promptly issue a news release regarding the Board's decision. If the Board determines not to accept a resignation, the news release will state the reasons for that decision. The Board may fill the vacancy in accordance with the by-laws of Cenovus and applicable corporate law. Shareholders should note that, because of the Majority Voting Policy, a "Withhold" vote is effectively the same as a vote against a director nominee in an uncontested election. The Majority Voting Policy is available on our website at cenovus.com.

This policy does not apply if there is a proxy contest over the election of directors.

4. SHAREHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION

Background

The Board believes that shareholders should have the opportunity to receive information to assist them in understanding the objectives, philosophy and principles used in the Corporation's approach to executive compensation. In 2010, the Board adopted a *Shareholder Advisory Vote on Executive Compensation Policy* (the "Say on Pay Policy"), a copy of which is available on our website at cenovus.com.

The Say on Pay Policy requires an annual, non-binding advisory vote on the Corporation's approach to executive compensation, commonly referred to as a "say on pay" advisory vote. The purpose of this advisory vote is for the Board to be accountable for its compensation decisions by giving shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans and on the plans themselves. In 2021, 97.82% of the votes were cast in favour of the Corporation's approach to executive compensation.

Shareholders will be asked at the Meeting to vote, on an advisory basis, on the acceptance of Cenovus's approach to executive compensation as set forth in the *Compensation Discussion and Analysis* section of this Circular. Shareholders are encouraged to carefully review the information set forth in that section before voting on this matter. The *Compensation Discussion and Analysis* section discusses our compensation philosophy, the objectives of the different elements of our

compensation programs and the way the Board assesses performance and makes decisions regarding compensation matters. It explains how our compensation programs are centered on a pay for performance culture and are aligned with the long-term development strategy of our business in the interest of our shareholders.

As this is an advisory vote, the results will not be binding upon the Board, however, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. The Corporation will disclose the results of the shareholder advisory vote as a part of its report on voting results for the Meeting.

If the advisory resolution is not approved by a majority of the votes cast at the Meeting, the Board will consult with its shareholders (particularly those who are known to have voted against the advisory resolution) to understand their concerns and will review the Board's approach to compensation in the context of those concerns. Results from the Board's review, if necessary, will be discussed in the management information circular for the annual meeting of shareholders of Cenovus to be held in 2023. Shareholders may contact the Board to discuss their specific concerns in accordance with the *Board Shareholder Communication & Engagement Policy* (see *Corporate Governance – Our Commitment to Shareholder Engagement* for additional information).

Advisory Resolution

The text of the advisory resolution, subject to such amendments, variations or additions as may be approved at the Meeting, is set forth below:

"RESOLVED THAT, ON AN ADVISORY BASIS AND NOT TO DIMINISH THE ROLE AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS of Cenovus Energy Inc. (the "Corporation"), the shareholders accept the Corporation's approach to executive compensation as disclosed in the *Compensation Discussion and Analysis* section in the Corporation's Management Information Circular dated March 1, 2022 and delivered in advance of the 2022 Annual Meeting of Shareholders."

Unless instructed otherwise, the persons designated in the accompanying proxy form intend to vote **FOR** the advisory resolution.

DIRECTOR NOMINEES

Keith M. Casey



Director since April 2020
Independent
Age: 55
San Antonio, Texas, U.S.

Share Ownership:
Common Shares[1]: 15,000
DSUs[2]: 51,672
Meets Requirement: Yes
Share Ownership Multiple: 6.6x

Skills and Experience:
- Senior Level Oil & Gas Industry Experience
- Executive Officer Experience
- Strategic Planning & Execution
- Refining
- Marketing & Transportation
- Financial, Accounting & Capital Markets
- International Markets
- Risk Management
- Human Resources, Compensation & Organizational Management
- Government & Stakeholder Relations
- Corporate Governance
- Safety, Environment & Health
- Cyber Security

Mr. Casey is Chief Executive Officer of Pin Oak Group, LLC, a private midstream company, since February 2022. Mr. Casey served as Chief Executive Officer of Tatanka Midstream LLC, a private midstream company, from March 2020 to January 2022, and prior to that, Mr. Casey spent five years with Andeavor Corporation ("Andeavor"), formerly known as Tesoro Corporation, an integrated petroleum refining, logistics and marketing company. Mr. Casey was Executive Vice-President Commercial and Value Chain of Andeavor, from August 2016 to October 2018, and was responsible for overseeing the integrated commercial value chain focused on maximizing Andeavor's asset base through its midstream, infrastructure and refining assets. Prior to that, Mr. Casey was Executive Vice-President, Operations of Andeavor from May 2014 to August 2016, and Senior Vice-President, Strategy and Business Development of Andeavor from April 2013 to May 2014.

Prior to joining Andeavor, Mr. Casey was Vice-President with BP Products North America Inc., from 2006 to 2013. Mr. Casey has worked in the refining industry since 1998 and prior to that he held leadership and operational roles with Praxair Incorporated and Union Carbide Corp.

Mr. Casey served as a director of Andeavor Logistics LP, formerly Tesoro Logistics LP, a publicly traded midstream service company, from April 2014 to April 2015 and has served as a director of a number of private midstream companies.

Mr. Casey holds a Bachelor of Science degree in Metallurgical and Materials Engineering from California Polytechnic State University, San Luis Obispo.

Board and Board Committee Memberships	2021 Meeting Attendance	
Board		
Regularly scheduled meeting	5 of 5	100%
Special meeting[3]	4 of 4	100%
Strategy session	2 of 2	100%
Human Resources and Compensation Committee	7 of 7	100%
Safety, Sustainability and Reserves Committee[4]	5 of 5	100%

Voting Results of 2021 Annual Meeting	Number	Percentage
Votes For:	1,629,920,383	98.97
Votes Withheld:	16,903,774	1.03

Other Public Company Board / Committee Memberships	Stock Exchange
None	

See Notes to "Information on Director Nominees" on page 20.

Canning K.N. Fok



Director since January 2021
Independent[5]
Age: 70
Hong Kong Special Administrative Region

Share Ownership:
Common Shares[1]: 200,334
DSUs[2]: 25,342
Meets Requirement: Yes
Share Ownership Multiple: 23.4x

Skills and Experience:
- Senior Level Oil & Gas Industry Experience
- Executive Officer Experience
- Strategic Planning & Execution
- Operational & Resource Development
- Financial, Accounting & Capital Markets
- International Markets
- Risk Management
- Human Resources, Compensation & Organizational Management
- Government & Stakeholder Relations
- Corporate Governance
- Safety, Environment & Health
- Cyber Security

Mr. Fok is an Executive Director and Group Co-Managing Director of CK Hutchison Holdings Limited, a publicly traded ports and related services, retail, infrastructure and telecommunications company. Mr. Fok is also Chairman and a Director of Hutchison Telecommunications Hong Kong Holdings Limited, a publicly traded telecommunications services operator; Hutchison Telecommunications (Australia) Limited, a publicly traded telecommunications service provider; Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust, manager of a publicly traded container port business trust; Power Assets Holdings Limited, a publicly traded global energy investor; TPG Telecom Limited, a publicly traded telecommunications service provider; HK Electric Investments Manager Limited as the trustee-manager of HK Electric Investments, manager of a publicly traded power industry focused trust; and HK Electric Investments Limited, a publicly traded power industry focused trust. Mr. Fok is also Deputy Chairman and an Executive Director of CK Infrastructure Holdings Limited, a publicly traded global infrastructure investment and development company, and Deputy President Commissioner of the Board of Commissioners of PT Indosat Tbk, a publicly traded telecommunications service provider. Mr. Fok was Co-Chair of the Board of Husky (a former listed international integrated energy company that was acquired by the Corporation on January 1, 2021) from August 2000 to December 31, 2020 and was a director of Husky until March 2021, prior to Husky's amalgamation with the Corporation.

Mr. Fok holds a Bachelor of Arts degree from St. John's University, Minnesota and a diploma in Financial Management from the University of New England, Australia. He is a member and fellow of the Chartered Accountants Australia and New Zealand.

Board and Board Committee Memberships	2021 Meeting Attendance	
Board		
Regularly scheduled meeting	4 of 5[6]	80%[6]
Special meeting[3]	4 of 4	100%
Strategy session	0 of 2[7]	0%[7]

Voting Results of 2021 Annual Meeting	Number	Percentage
Votes For:	1,234,968,826	74.99
Votes Withheld:	411,855,331	25.01

See Notes to "Information on Director Nominees" on page 20.

Other Public Company Board / Committee Memberships[8]	Stock Exchange
CK Hutchison Holdings Limited	SEHK
CK Infrastructure Holdings Limited (Deputy Chairman)	SEHK
HK Electric Investments Limited (Chairman) Remuneration Committee	SEHK
Hutchison Port Holdings Management Pte. Limited as trustee-manager of Hutchison Port Holdings Trust (Chairman) Remuneration Committee	SGX
Hutchison Telecommunications (Australia) Limited (Chairman) Governance, Nomination & Compensation Committee (Chairman)	ASX
Hutchison Telecommunications Hong Kong Holdings Limited (Chairman) Nomination Committee Remuneration Committee	SEHK
Power Assets Holdings Limited (Chairman) Remuneration Committee	SEHK
TPG Telecom Limited (Chairman)	ASX
PT Indosat Tbk (Deputy President Commissioner)	IDX

Jane E. Kinney



Director since April 2019
Independent
Age: 64
Toronto, Ontario, Canada

Share Ownership:
Common Shares[(1)]: 4,200
DSUs[(2)]: 70,969
Meets Requirement: Yes
Share Ownership Multiple: 7.4x

Skills and Experience:
- Strategic Planning & Execution
- Financial, Accounting & Capital Markets
- International Markets
- Risk Management
- Human Resources, Compensation & Organizational Management
- Government & Stakeholder Relations
- Corporate Governance
- Safety, Environment & Health
- Cyber Security

Ms. Kinney is a director of Intact Financial Corporation, a publicly traded insurance company, and a director and Chair of Nautilus Indemnity Holdings Limited, a private insurance company. She is a seasoned business leader with over 30 years of experience in providing advisory services to global financial institutions and has extensive experience in enterprise risk management, regulatory compliance, cyber and IT risk management, digital transformation and stakeholder relations. Ms. Kinney spent 25 years with Deloitte LLP Canada ("Deloitte") and was admitted to the Partnership in 1997. She was appointed Vice Chair, Leadership Team Member of Deloitte in June 2010 and served in this role until her retirement in June 2019. Ms. Kinney's previous positions with Deloitte include Canadian Managing Partner, Quality & Risk from May 2010 to June 2015, Global Chief Risk Officer from June 2010 to May 2012, and Risk and Regulatory Practice Leader from June 1999 to May 2010. She has also served as a lecturer at the University of Manitoba, Dalhousie University and Saint Mary's University.

She is Vice Chair of the Perimeter Institute for Theoretical Physics, and Chair of the Patron's Council of the Alzheimer Society of Toronto. Ms. Kinney is former Board Chair of Toronto Finance International and a former member of the board of directors of the Women's College Hospital Foundation.

Ms. Kinney is a leader of her profession and has been recognized as a Fellow of the Chartered Professional Accountants of Ontario. Ms. Kinney holds a Mathematics degree from the University of Waterloo. In 2013 she was awarded the Math Alumni Achievement Medal from the University of Waterloo and in 2014 was recognized as one of Canada's Most Powerful Women by the Women's Executive Network.

Board and Board Committee Memberships	2021 Meeting Attendance	
Board		
Regularly scheduled meeting	5 of 5	100%
Special meeting[(3)]	4 of 4	100%
Strategy session	2 of 2	100%
Audit Committee	5 of 5	100%
Safety, Sustainability and Reserves Committee[(4)]	5 of 5	100%

See Notes to "Information on Director Nominees" on page 20.

Voting Results of 2021 Annual Meeting	Number	Percentage
Votes For:	1,633,018,059	99.16
Votes Withheld:	13,806,098	0.84

Other Public Company Board / Committee Memberships	Stock Exchange
Intact Financial Corporation	TSX
Audit Committee (Chair)	
Compliance Review and Corporate Governance Committee	

Harold (Hal) N. Kvisle



Director since April 2018
Independent
Age: 69
Calgary, Alberta, Canada

Share Ownership:
Common Shares(1): 149,000
DSUs(2): 92,877
Meets Requirement: Yes
Share Ownership Multiple: 23.2x

Skills and Experience:
- Senior Level Oil & Gas Industry Experience
- Executive Officer Experience
- Strategic Planning & Execution
- Operational & Resource Development
- Marketing & Transportation
- Financial, Accounting & Capital Markets
- International Markets
- Risk Management
- Human Resources, Compensation & Organizational Management
- Government & Stakeholder Relations
- Corporate Governance
- Safety, Environment & Health

Mr. Kvisle is a director and Chairman of ARC Resources Ltd., a publicly traded oil and gas company and a director and Board Chair of Finning International Inc., a publicly traded heavy equipment company. Mr. Kvisle served as a director of Cona Resources Ltd. ("Cona"), a publicly traded heavy oil company, from November 2011 to May 2018 when Cona was acquired by Waterous Energy Fund (May 22, 2018); and as President and Chief Executive Officer of Talisman Energy Inc. ("Talisman"), a publicly traded oil and gas company, from September 2012 to May 2015 and as a director of Talisman from May 2010 to May 2015. From 2001 to 2010, Mr. Kvisle was President and Chief Executive Officer of TransCanada Corporation, now TC Energy Corporation ("TC Energy"), a publicly traded pipeline and power company. Prior to joining TC Energy in 1999, he was the President of Fletcher Challenge Energy Canada Inc. Previously, he held engineering, finance and management positions with Dome Petroleum Limited. Mr. Kvisle has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999.

Mr. Kvisle is a director of and, prior to January 1, 2022, was the founding Chair of the Business Council of Alberta, the former Chair of the Interstate Natural Gas Association of America, the former Chair of the Mount Royal College Board of Governors and the former Chair of the Nature Conservancy of Canada.

Mr. Kvisle holds a Bachelor of Science in Engineering degree from the University of Alberta, a Master's in Business Administration degree from the University of Calgary, an Honorary Doctor of Laws degree from Mount Royal University and an Honorary Doctor of Laws degree from the University of Calgary. In 2021, Mr. Kvisle was awarded the Institute of Corporate Directors' Fellowship Designation.

Board and Board Committee Memberships	2021 Meeting Attendance	
Board		
Regularly scheduled meeting	5 of 5	100%
Special meeting(3)	4 of 4	100%
Strategy session	2 of 2	100%
Governance Committee(9) (Chair)	5 of 5	100%
Human Resources and Compensation Committee	7 of 7	100%

Voting Results of 2021 Annual Meeting	Number	Percentage
Votes For:	1,319,701,189	80.14
Votes Withheld:	327,122,969	19.86

Other Public Company Board / Committee Memberships	Stock Exchange
ARC Resources Ltd. (Chair)	TSX
Finning International Inc. (Chair)	TSX

See Notes to "Information on Director Nominees" on page 20.

Eva L. Kwok



Director since January 2021
Independent
Age: 79
Vancouver, British Columbia, Canada

Share Ownership:
Common Shares[(1)]: 10,012
DSUs[(2)]: 29,929
Meets Requirement: Yes
Share Ownership Multiple: 3.9x

Skills and Experience:
- Senior Level Oil & Gas Industry Experience
- Executive Officer Experience
- Strategic Planning & Execution
- International Markets
- Risk Management
- Human Resources, Compensation & Organizational Management
- Government & Stakeholder Relations
- Corporate Governance
- Safety, Environment & Health

Mrs. Kwok is Chair, a director and Chief Executive Officer of Amara Holdings Inc., a private investment holding company. Mrs. Kwok is also a director of CK Life Sciences Int'l., (Holdings) Inc., a publicly traded nutraceutical, pharmaceutical and agriculture-related company; and CK Infrastructure Holdings Limited, a publicly traded global infrastructure investment and development company. Mrs. Kwok was a director of Husky, an international integrated energy company, from August 2000 until March 2021, prior to Husky's amalgamation with Cenovus.

Mrs. Kwok is also a director of the Li Ka Shing (Canada) Foundation. Mrs. Kwok holds a Master's degree in Science from the University of London and received an Honorary Doctor of Laws degree from Royal Roads University, British Columbia.

Board and Board Committee Memberships	2021 Meeting Attendance	
Board		
Regularly scheduled meeting	5 of 5	100%
Special meeting[(3)]	4 of 4	100%
Strategy session	2 of 2	100%
Governance Committee[(9)]	5 of 5	100%
Human Resources and Compensation Committee	7 of 7	100%

See Notes to "Information on Director Nominees" on page 20.

Voting Results of 2021 Annual Meeting	Number	Percentage
Votes For:	1,630,748,431	99.02
Votes Withheld:	16,075,726	0.98

Other Public Company Board / Committee Memberships	Stock Exchange
CK Infrastructure Holdings Limited Nomination Committee (Chair)	SEHK
CK Life Sciences Int'l., (Holdings) Inc. Remuneration Committee (Chair)	SEHK

Keith A. MacPhail



Director since April 2018
Independent
Age: 64
Calgary, Alberta, Canada

Share Ownership:
Common Shares[(1)]: 616,000
DSUs[(2)]: 106,687
Meets Requirement: Yes
Share Ownership Multiple: 42.5x

Skills and Experience:
- Senior Level Oil & Gas Industry Experience
- Executive Officer Experience
- Strategic Planning & Execution
- Operational & Resource Development
- Marketing & Transportation
- Risk Management
- Human Resources, Compensation & Organizational Management
- Government & Stakeholder Relations
- Corporate Governance
- Safety, Environment & Health

Mr. MacPhail is a director of NuVista Energy Ltd. ("NuVista"), a publicly traded oil and gas company. Mr. MacPhail served as Chairman of NuVista from July 2003 to May 2020. He also served as a director of Bonavista Energy Corporation, formerly Bonavista Petroleum Ltd. ("Bonavista") from November 1997 to August 2020; Chairman from March 2012 to August 2020; Executive Chairman from 2012 to 2018; Chairman and Chief Executive Officer from 2008 to 2012; and as President and Chief Executive Officer from 1997 to 2008. Prior to joining Bonavista in 1997, Mr. MacPhail held progressively more responsible positions with Canadian Natural Resources Limited ("CNRL"), with his final position being Executive Vice President and Chief Operating Officer. He also served as a director of CNRL from October 1993 to May 2015. Previously, he held the position of Production Manager with Poco Petroleums Ltd.

Mr. MacPhail holds a Bachelor of Science (Honours) degree in Petroleum Engineering from the Montana College of Mineral Science and is a member of the Association of Professional Engineers and Geoscientists of Alberta. Mr. MacPhail was appointed as a Member of the Order of Canada on June 27, 2019.

Board and Board Committee Memberships[(10)]	2021 Meeting Attendance	
Board (Chair)		
Regularly scheduled meeting	5 of 5	100%
Special meeting[(3)]	4 of 4	100%
Strategy session	2 of 2	100%
Governance Committee[(9)]	5 of 5	100%

See Notes to "Information on Director Nominees" on page 20.

Voting Results of 2021 Annual Meeting	Number	Percentage
Votes For:	1,589,161,565	96.50
Votes Withheld:	57,662,592	3.50

Other Public Company Board / Committee Memberships	Stock Exchange
NuVista Energy Ltd.	TSX
Corporate Governance & Compensation Committee (Chair)	
Reserves Committee	

Richard J. Marcogliese



Director since April 2016
Independent
Age: 69
Alamo, California, U.S.

Share Ownership:
Common Shares[(1)]: 65,000
DSUs[(2)]: 127,483
Meets Requirement: Yes
Share Ownership Multiple: 18.3x

Skills and Experience:
- Senior Level Oil & Gas Industry Experience
- Executive Officer Experience
- Strategic Planning & Execution
- Operational & Resource Development
- Refining
- Financial, Accounting & Capital Markets
- International Markets
- Risk Management
- Human Resources, Compensation & Organizational Management
- Government & Stakeholder Relations
- Corporate Governance
- Safety, Environment & Health

Mr. Marcogliese is the Principal of iRefine, LLC, a privately owned petroleum refining consulting company and a director of Delek US Holdings, Inc., a publicly traded downstream energy company. Mr. Marcogliese served as Executive Advisor of Pilko & Associates L.P., a private chemical and energy advisory company from June 2011 to December 2019; Operations Advisor to NTR Partners III LLC, a private investment company from October 2013 to December 2017; and from September 2012 to January 2016, as Operations Advisor to the Chief Executive Officer of Philadelphia Energy Solutions, a partnership between The Carlyle Group and a subsidiary of Energy Transfer Partners, L.P. that operated an oil refining complex on the U.S. Eastern seaboard. His more than 40-year career in the U.S. refining industry also includes over 25 years with Exxon Mobil Corporation ("Exxon"). In 2000, he joined Valero Energy Corporation ("Valero"), a publicly traded international manufacturer and marketer of transportation fuels, petrochemical products and power, as a result of an acquisition from Exxon, at which point he led an organizational transition from a major integrated oil company business model to Valero's independent refiner business model. Mr. Marcogliese held increasingly senior positions with Valero including Senior Vice President of Strategic Planning in 2001, Senior Vice President of Refining Operations from October 2001 to November 2005 and Executive Vice President, Operations of Valero from December 2005 to October 2007. He served as Executive Vice President and Chief Operating Officer of Valero from October 2007 to December 2010 during which time he was responsible for the operation of Valero's North American refinery system which processed three million barrels of oil per day.

Mr. Marcogliese is a past Chairman of the Western States Petroleum Association and holds a Bachelor of Engineering degree in Chemical Engineering from the New York University School of Engineering and Science.

Board and Board Committee Memberships	2021 Meeting Attendance	
Board		
Regularly scheduled meeting	5 of 5	100%
Special meeting[(3)]	4 of 4	100%
Strategy session	2 of 2	100%
Audit Committee	5 of 5	100%
Safety, Sustainability and Reserves Committee[(4)] (Chair)	5 of 5	100%

See Notes to "Information on Director Nominees" on page 20.

Voting Results of 2021 Annual Meeting	Number	Percentage
Votes For:	1,578,975,905	95.88
Votes Withheld:	67,816,872	4.12

Other Public Company Board / Committee Memberships	Stock Exchange
Delek US Holdings, Inc.	NYSE
Audit Committee	
Compensation Committee	
Environmental, Health and Safety Committee (Chair)	

Claude Mongeau



Director since December 2016
Independent
Age: 60
Montréal, Québec, Canada

Share Ownership:
Common Shares[1]: 339,495
DSUs[2]: 128,735
Meets Requirement: Yes
Share Ownership Multiple: 41.9x

Skills and Experience:
- Executive Officer Experience
- Strategic Planning & Execution
- Marketing & Transportation
- Financial, Accounting & Capital Markets
- Risk Management
- Human Resources, Compensation & Organizational Management
- Government & Stakeholder Relations
- Corporate Governance
- Safety, Environment & Health

Mr. Mongeau is a director of The Toronto-Dominion Bank, an international financial institution, and Norfolk Southern Corporation, a publicly traded North American rail transportation provider. He served as a director of TELUS Corporation, a publicly traded telecommunications company, from May 2017 to August 2019. He also served as a director of Canadian National Railway Company ("CN"), a publicly traded railroad and transportation company, from October 2009 to July 2016 and as President and Chief Executive Officer from January 2010 to June 2016. During his tenure with CN, he served as Executive Vice-President and Chief Financial Officer from October 2000 until December 2009 and from the time he joined CN in 1994 he held the titles of Vice-President, Strategic and Financial Planning and Assistant Vice-President, Corporate Development. Prior to joining CN, Mr. Mongeau was the Manager, Business Development for Imasco Inc. from 1993 to 1994, a partner with Groupe Secor Inc., a Montreal-based management consulting firm providing strategic advice to large Canadian corporations, from 1989 to 1993, and a consultant at Bain & Company from 1988 to 1989. Mr. Mongeau also served as a director of SNC-Lavalin Group Inc. from August 2003 to May 2015 and as a director of Nortel Networks Corporation and Nortel Networks Limited from June 2006 to August 2009.

Mr. Mongeau was Chairman of the Board of the Railway Association of Canada. He was named one of Canada's Top 40 under 40 in 1997 and selected as Canada's CFO of the Year in 2005 by an independent committee of prominent Canadian business leaders. Mr. Mongeau holds a Master's in Business Administration degree from McGill University and has received honorary doctoral degrees from St. Mary's and Windsor University.

Board and Board Committee Memberships	2021 Meeting Attendance	
Board		
Regularly scheduled meeting	5 of 5	100%
Special meeting[3]	4 of 4	100%
Strategy session	2 of 2	100%
Audit Committee (chair)	5 of 5	100%
Safety, Sustainability and Reserves Committee[4]	5 of 5	100%

See Notes to "Information on Director Nominees" on page 20.

Voting Results of 2021 Annual Meeting	Number	Percentage
Votes For:	1,633,092,303	99.17
Votes Withheld:	13,731,854	0.83

Other Public Company Board / Committee Memberships	Stock Exchange
Norfolk Southern Corporation	NYSE
Compensation Committee	
Finance and Risk	
Management Committee	
Safety Committee	
The Toronto-Dominion Bank	TSX, NYSE
Audit Committee	

Alexander J. Pourbaix



Director since November 2017
Non-Independent, Management[11]
Age: 56
Calgary, Alberta, Canada

Share Ownership:
Common Shares[1][12]: 797,287
DSUs[2]: 75,171
Meets Requirement: Yes
Share Ownership Multiple: 15.78x[13]

Skills and Experience:
- Senior Level Oil & Gas Industry Experience
- Executive Officer Experience
- Strategic Planning & Execution
- Marketing & Transportation
- Financial, Accounting & Capital Markets
- International Markets
- Risk Management
- Human Resources, Compensation & Organizational Management
- Government & Stakeholder Relations
- Safety, Environment & Health

Mr. Pourbaix has served as President & Chief Executive Officer of Cenovus since November 2017. Prior to leading Cenovus, Mr. Pourbaix spent 27 years with TC Energy and its affiliates in a broad range of leadership roles, including Chief Operating Officer from October 2015 to April 2017, during which time he was responsible for TC Energy's commercial activity and overseeing major energy infrastructure projects and operations. Prior to his role as Chief Operating Officer, Mr. Pourbaix held increasingly senior positions with TC Energy including Executive Vice-President and President, Development from March 2014 to September 2015, when he was responsible for leadership and execution of all of TC Energy's growth initiatives; President, Energy & Oil Pipelines from July 2010 to February 2014; and President, Energy from July 2006 to June 2010. During his tenure at TC Energy, he gained extensive experience in corporate strategy, business development, mergers, acquisitions and divestitures, as well as stakeholder relations. Mr. Pourbaix was appointed a director of Canadian Utilities Limited, a publicly traded diversified global energy infrastructure corporation, on November 1, 2019 and was a director of Trican Well Service Ltd., a publicly traded oilfield services provider, from May 2012 until December 31, 2019.

Mr. Pourbaix is Chair of the Board of Governors of Mount Royal University, Past Chair of the Canadian Association of Petroleum Producers, a director of the Business Council of Canada, a member of the Business Council of Alberta and was previously the Chair of the Board of Directors for the Canadian Energy Pipeline Association. Mr. Pourbaix holds a Bachelor of Law degree and a Bachelor of Arts degree from the University of Alberta.

Board and Board Committee Memberships[14]	2021 Meeting Attendance	
Board		
Regularly scheduled meeting	5 of 5	100%
Special meeting[3]	4 of 4	100%
Strategy session	2 of 2	100%

See Notes to "Information on Director Nominees" on page 20.

Voting Results of 2021 Annual Meeting	Number	Percentage
Votes For:	1,632,905,234	99.16
Votes Withheld:	13,915,002	0.84

Other Public Company Board / Committee Memberships	Stock Exchange
Canadian Utilities Limited Strategic Operations Council	TSX

Wayne E. Shaw



Director since January 2021
Independent
Age: 77
Toronto, Ontario, Canada

Share Ownership:
Common Shares[(1)]: 12,821
DSUs[(2)]: 25,342
Meets Requirement: Yes
Share Ownership Multiple: 3.8x

Skills and Experience:
- Strategic Planning & Execution
- Risk Management
- Government & Stakeholder Relations
- Corporate Governance
- Safety, Environment & Health

Mr. Shaw has served as the President of G.E. Shaw Investments Limited, a private investment holding company, since 2012, and serves on the board of directors of a number of private companies. Mr. Shaw was a director of Husky, an international integrated energy company, from August 2000 until March 2021, prior to Husky's amalgamation with Cenovus. Prior to Mr. Shaw's retirement in April 2013, he was a Senior Partner with Stikeman Elliott LLP, Barristers and Solicitors.

Mr. Shaw is also a director of the Li Ka Shing (Canada) Foundation. Mr. Shaw holds a Bachelor of Arts degree and a Bachelor of Laws degree, both from the University of Alberta. He is a member of the Law Society of Ontario.

Board and Board Committee Memberships	2021 Meeting Attendance	
Board		
Regularly scheduled meeting	5 of 5	100%
Special meeting[(3)]	4 of 4	100%
Strategy session	2 of 2	100%
Audit Committee	5 of 5	100%
Safety, Sustainability and Reserves Committee[(4)]	5 of 5	100%

Voting Results of 2021 Annual Meeting	Number	Percentage
Votes For:	1,634,382,317	99.24
Votes Withheld:	12,440,494	0.76

Other Public Company Board / Committee Memberships	Stock Exchange
None	

See Notes to "Information on Director Nominees" on page 20.

Frank J. Sixt



Director since January 2021
Independent(5)
Age: 70
Hong Kong Special Administrative Region

Share Ownership:
Common Shares(1): 55,064
DSUs(2): 29,643
Meets Requirement: Yes
Share Ownership Multiple: 8.6x

Skills and Experience:
- Senior Level Oil & Gas Industry Experience
- Executive Officer Experience
- Strategic Planning & Execution
- Operational & Resource Development
- Financial, Accounting & Capital Markets
- International Markets
- Risk Management
- Human Resources, Compensation & Organizational Management
- Government & Stakeholder Relations
- Corporate Governance
- Safety, Environment & Health
- Cyber Security

Mr. Sixt is an Executive Director, Group Finance Director and Deputy Managing Director of CK Hutchison Holdings Limited, a publicly traded ports and related services, retail, infrastructure and telecommunications company. He is also the Non-executive Chairman of TOM Group Limited, a publicly traded technology and media company; an Executive Director of CK Infrastructure Holdings Limited, a publicly traded global infrastructure investment and development company; a Non-executive Director of TPG Telecom Limited and a Director of Hutchison Telecommunications (Australia) Limited ("HTAL"), both publicly traded telecommunications service provider companies; an Alternate Director to a Director of HTAL; of HK Electric Investments Manager Limited as the trustee-manager of HK Electric Investments, manager of a publicly traded power industry focused trust; and of HK Electric Investments Limited, a publicly traded power industry focused trust. Mr. Sixt is also a member of the Board of Commissioners of PT Indosat Tbk, a publicly traded telecommunications service provider. He was a director of Husky (a former listed international integrated energy company that was acquired by the Corporation on January 1, 2021), from August 2000 until March 2021, prior to Husky's amalgamation with the Corporation.

Mr. Sixt is a director of the Li Ka Shing (Canada) Foundation and a director of the Li Ka Shing Foundation Limited. He holds a Master's degree in Arts from McGill University and a Bachelor's degree in Civil Law from Université de Montréal. He is a member of the Bar and of the Law Society of the Provinces of Québec and Ontario, Canada.

Board and Board Committee Memberships	2021 Meeting Attendance	
Board		
Regularly scheduled meeting	5 of 5	100%
Special meeting(3)	3 of 4(15)	75%(15)
Strategy session	2 of 2	100%
Governance Committee(9)	5 of 5	100%

See Notes to "Information on Director Nominees" on page 20.

Voting Results of 2021 Annual Meeting	Number	Percentage
Votes For:	1,281,126,425	77.79
Votes Withheld:	365,697,732	22.21

Other Public Company Board / Committee Memberships(8)	Stock Exchange
CK Hutchison Holdings Limited Sustainability Committee (Chair)	SEHK
CK Infrastructure Holdings Limited	SEHK
HK Electric Investments Limited	SEHK
Hutchison Telecommunications (Australia) Limited	SEHK

TOM Group Limited (Chairman)
    Nomination Committee
    Remuneration Committee
	SEHK

TPG Telecom Limited
    Governance, Remuneration &
        Nomination Committee
    Audit and Risk Committee
	SEHK

PT Indosat Tbk	IDK

Rhonda I. Zygocki



Director since April 2016
Independent
Age: 64
Friday Harbor, Washington, U.S.

Share Ownership:
Common Shares[(1)]: 40,034
DSUs[(2)]: 128,191
Meets Requirement: Yes
Share Ownership Multiple: 15.8x

Skills and Experience:
- Senior Level Oil & Gas Industry Experience
- Executive Officer Experience
- Strategic Planning & Execution
- Operational & Resource Development
- Financial, Accounting & Capital Markets
- International Markets
- Risk Management
- Human Resources, Compensation & Organizational Management
- Government & Stakeholder Relations
- Corporate Governance
- Safety, Environment & Health

Ms. Zygocki spent 34 years with Chevron Corporation ("Chevron"), a publicly traded integrated energy company, including as Executive Vice President, Policy and Planning from March 2011 until her retirement in February 2015. In this role, she was responsible for global corporate functions overseeing strategy and planning, policy, government and public affairs, health, environment and safety, real estate and technology ventures, and served as Secretary to the Public Policy Committee of the board of directors. Prior to that, she held a number of senior management and executive leadership positions in international operations, public affairs, strategic planning, policy, government affairs and health, environment and safety, including Vice President, Policy, Government and Public Affairs from May 2007 to March 2011 and Vice President, Health, Environment and Safety from April 2003 to May 2007. During her tenure with Chevron, Ms. Zygocki represented Chevron in high profile external engagements on topics covering climate change policy, responsible development, shale gas and hydraulic fracturing, global gas flaring reduction, energy policy, corporate responsibility, public-private partnerships, development in Africa and the fight against HIV/AIDS.

She is a former advisory board member of the Woodrow Wilson International Center of Scholars Canada Institute and a past Management Committee Chair of the International Association of Oil and Gas Producers. Ms. Zygocki graduated from Memorial University of Newfoundland with a Bachelor's degree in Civil Engineering. In 2014, she was named by the National Diversity Council as one of the Top 50 Most Powerful Women in Oil and Gas. In 2015, she received the Award for Leadership Development from the Washington, D.C. chapter of the Society of International Development.

Board and Board Committee Memberships	2021 Meeting Attendance	
Board		
Regularly scheduled meeting	5 of 5	100%
Special meeting[(3)]	4 of 4	100%
Strategy session	2 of 2	100%
Governance Committee[(9)]	5 of 5	100%
Human Resources and Compensation Committee (Chair)	7 of 7	100%

Voting Results of 2021 Annual Meeting	Number	Percentage
Votes For:	1,595,374,642	96.88
Votes Withheld:	51,445,593	3.12

Other Public Company Board / Committee Memberships	Stock Exchange
None	

See Notes to "Information on Director Nominees" on page 20.

Notes to "Information on Director Nominees":

(1) Common Shares refers to the number of Common Shares, excluding fractional Common Shares, beneficially owned, or controlled or directed, directly or indirectly, by the nominee (and the nominee's associates or affiliates, if applicable) as at March 1, 2022.

(2) Deferred Share Units ("DSUs") are not voting securities. See the *Director Compensation* section of this Circular for a description of DSUs. The number of DSUs is reported for each nominee as at March 1, 2022, including dividend equivalents earned, but excluding fractional units. DSUs held by Mr. Pourbaix were attained as an officer of Cenovus and not in his role as a director. On January 1, 2022 each Board member (excluding the Board Chair) received an award of DSUs with a grant date fair value of $150,000, based on the volume weighted average trading price of the Common Shares on the TSX of $15.5344, which converted to approximately 9,655 DSUs. As Chair of the Board, Mr. MacPhail received an award of DSUs with a grant date fair value of $285,000, based on the volume weighted average trading price of the Common Shares on the TSX of $15.5344, which converted to approximately 18,346 DSUs.

(3) Special meetings are meetings which occur outside of the regularly scheduled meetings and are held on an as needed basis.

(4) As of July 28, 2021, the Safety, Environment, Responsibility and Reserves Committee was renamed the Safety, Sustainability and Reserves Committee ("SSR Committee").

(5) At the time of determining the independence of our directors in 2021, Messrs. Fok and Sixt conservatively, and out of an abundance of caution, requested that the Board determine them non-independent due to their involvement in the Husky transaction. Given the passage of time since the closing of the Husky transaction, the Board has determined, with input from Messrs. Fok and Sixt, that each of Messrs. Fok and Sixt are independent members of our Board. The Board's determination that Messrs. Fok and Sixt meet the Board's independence standards is derived from the corporate governance guidelines established by National Instrument 58-101 – *Disclosure of Corporate Governance Practices* and the NYSE Standards.

(6) The 2021 Board meeting schedule was set prior to Mr. Fok joining the Board. Mr. Fok was unable to attend a regularly scheduled Board meeting, however Mr. Fok reviewed materials and provided input to another director prior to the meeting.

(7) The 2021 Board meeting schedule was established prior to Mr. Fok joining the Board. Mr. Fok reviewed materials and provided input to another director prior to the Strategy sessions.

(8) Refer to *Schedule B – Corporate Governance – Other Public Company Board Memberships* for information on Messrs. Fok and Sixt's Other Public Company Board/Committee Memberships.

(9) As of May 6, 2021, the Nominating and Corporate Governance Committee was renamed the Governance Committee.

(10) As Board Chair, Mr. MacPhail is an *ex officio* non-voting member of the Audit Committee, the Human Resources and Compensation Committee ("HRC Committee") and the SSR Committee. Mr. MacPhail is a voting member of the Governance Committee.

(11) Mr. Pourbaix is not an independent director of the Board due to his position as President & Chief Executive Officer of Cenovus. See the *Compensation Discussion and Analysis* section of this Circular for detailed information relating to Mr. Pourbaix's compensation as an officer of Cenovus.

(12) Does not include Common Shares acquired since December 31, 2021 by Mr. Pourbaix as a result of Cenovus matching of personal contributions pursuant to the Corporation's investment plan.

(13) As a member of Management, Mr. Pourbaix complies with the share ownership guidelines for Cenovus's executives. See the heading *Executive Share Ownership Status* in the *Compensation Discussion and Analysis* section for detailed information relating to Mr. Pourbaix's share ownership.

(14) As a member of Management, Mr. Pourbaix does not serve on any standing committee of the Board.

(15) Mr. Sixt was unable to attend a special Board meeting.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To our knowledge, none of our proposed directors are, as at the date of this Circular, or have been, within 10 years prior to the date of this Circular, a director, chief executive officer or chief financial officer of any company that:

(a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an "Order") and that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer of the company being the subject of such an Order and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To our knowledge, none of our proposed directors:

(a) is, as at the date of this Circular, or has been within 10 years prior to the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within 10 years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To our knowledge, none of our proposed directors have been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalty or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The Board recognizes that corporate governance is important to positioning long-term shareholder value. The Board is committed to attaining the highest standards of corporate governance and has designed systems to protect the interests of Cenovus shareholders. The Board monitors Canadian and U.S. developments affecting corporate governance, accountability and transparency of public company disclosure while continually assessing and updating its systems in response to changing practices, expectations and legal requirements.

Our corporate governance practices reflect rules and guidelines adopted by the Canadian Securities Administrators (the "CSA") and the U.S. Securities and Exchange Commission (the "SEC"), including applicable rules adopted by the SEC to give effect to the provisions of the *Sarbanes-Oxley Act of 2002*. The corporate governance rules of the New York Stock Exchange (the "NYSE") are generally not applicable to non-U.S. companies; however, we are required pursuant to section 303.A.11 (Foreign Private Issuer Disclosure) of the NYSE Listed Company Manual to disclose the significant differences between our corporate governance practices and the requirements applicable to U.S. companies listed on the NYSE, under NYSE corporate governance standards. Except as summarized on our website at cenovus.com, we are in compliance with the NYSE corporate governance standards in all significant respects.

Our approach to corporate governance meets or exceeds the practices enunciated under CSA National Policy 58-201 *Corporate Governance Guidelines*. This approach has been approved by the Board, on the recommendation of the Governance Committee, and is based on National Instrument 58-101 *Disclosure of Corporate Governance Practices* ("NI 58-101"). Also included are statements with respect to applicable SEC rules, reflecting certain provisions of the *Sarbanes-Oxley*

Act of 2002, NYSE rules and Canadian rules relating to audit committees pursuant to National Instrument 52-110 *Audit Committees*. *See Schedule B – Corporate Governance* for more information on our approach to Corporate Governance at Cenovus.

OUR COMMITMENT TO SHAREHOLDER ENGAGEMENT

Our Board Shareholder Communication & Engagement Policy (the "Engagement Policy") is designed to further the Board's commitment to facilitate communication and engagement with our shareholders. The Engagement Policy describes the Board's approach to shareholder engagement and provides information on how interested shareholders can contact our Board.

Cenovus understands and values the importance of meaningful engagement with shareholders. Transparency and informed dialogue with our shareholders assists our Board in leading the Corporation. Since 2017 our Board has actively engaged with shareholders to ensure further alignment of interests and goals.

Due to the COVID-19 pandemic, the Board's regular shareholder engagement sessions were deferred in 2020. The 2021 shareholder engagement sessions were again deferred due to continued uncertainty surrounding the COVID-19 pandemic and in light of the strong shareholder support for our acquisition of Husky on January 1, 2021 (the "Husky transaction").

Shareholders and other interested parties can communicate directly with any director, including our Board Chair, at the following address:

c/o Board of Directors
Cenovus Energy Inc.
225 – 6 Avenue S.W.
P.O. Box 766
Calgary, Alberta, Canada, T2P 0M5

Below are highlights of our communications and external engagement activities.

Shareholder Engagement Policy	Cenovus has adopted the Engagement Policy to reinforce our commitment to meaningful communication and engagement with our shareholders. The policy is available on our website at cenovus.com.
Conference Calls with Investment Community	Management engaged in quarterly conference calls and webcasts with the investment community to review financial and operating results. Webcasts and presentations are available on our website at cenovus.com.
Investor Day	Cenovus holds an Investor Day periodically to provide an update on the Corporation's strategy, outlook and operations. Cenovus most recently held a virtual Investor Day on December 8, 2021 from Calgary. Webcasts of these events are also made available on our website at cenovus.com.
Management Shareholder/Investor Engagement Program	Management held numerous virtual and in-person meetings and conference calls with shareholders, noteholders and other investors over the course of the year.

PHILOSOPHY

Cenovus's non-employee director compensation is designed to attract individuals with the qualities, expertise and industry experience necessary to function as effective stewards of the Corporation, to reflect the time commitment and responsibilities assumed when serving on our Board and the committees of the Board (collectively, the "Committees"), and to align our directors' interests with those of our shareholders.

GOVERNANCE

The Governance Committee is responsible for reviewing and making recommendations to the Board regarding the non-employee director compensation program and non-employee directors' minimum share ownership guidelines.

When reviewing Board compensation, the Governance Committee engages an independent compensation consultant to benchmark director compensation relative to the Executive Compensation Peer Group (as defined in the *Compensation Discussion and Analysis* section of this Circular), and to provide information on board compensation governance and best practice trends. Advice, peer data and other information and recommendations received from the independent compensation consultant, as well as recommendations and materials provided by Management, are factors considered by the Governance Committee in formulating recommendations to the Board in addition to the discretion of the Governance Committee and the Board.

OVERVIEW

In 2018, the Corporation implemented a flat fee structure for our non-employee director compensation program. This structure eliminates meeting fees and shifts the annual DSU grant from a fixed number of DSUs to a number of DSUs based on a fixed grant date value (see *Director Deferred Share Unit Plan* for additional information). The program is intended to promote the objectivity of directors as stewards of the Corporation and was targeted in a lower range relative to the Executive Compensation Peer Group.

The total compensation package for non-employee directors consists of an annual equity-based award in the form of an allocation of DSUs (which may only be redeemed upon the departure of the director from Cenovus), annual retainers and travel fees, where applicable.

The shift to the flat fee non-employee director compensation program was designed to: (i) reduce the variability of directors' fees; (ii) promote objectivity and independence; (iii) reflect the expected time commitment of directors; and (iv) enhance alignment of director compensation with the interests of shareholders.

In 2021, in light of the Husky transaction and the resulting changes to the Corporation's size, scale and diversity of the business, the Board approved amendments to the director compensation program, effective January 1, 2022. The revised value of the DSU grants and Board and Committee retainer fees align slightly below the 50th percentile compared to Executive Compensation Peer Group (as defined in the *Compensation Discussion and Analysis).*

The President & Chief Executive Officer does not receive compensation for serving as a director of Cenovus. For information regarding the compensation received by Mr. Pourbaix, refer to the *Compensation Discussion and Analysis*.

Director Deferred Share Unit Plan

Each non-employee director is provided an annual grant of DSUs under the Corporation's Deferred Share Unit Plan for Directors ("DSU Plan"). DSUs are entirely cash-based bookkeeping entries on the books of the Corporation, the grant date notional value of which is based on the volume weighted average trading price of a Common Share on the Toronto Stock Exchange ("TSX") over the last five trading days immediately preceding the grant date (the "Market Value"). Dividend equivalents are credited, in the form of additional DSUs, consistent with dividends declared on Common Shares. Newly appointed or elected directors receive an initial grant of DSUs upon joining the Board. Non-employee directors also have the option to elect to receive all or a portion of their regular remuneration (retainers, meeting fees and travel fees, special remuneration being any special project fees and any *ad hoc* or special independent Board Committee) in the form of DSUs.

DSUs vest immediately when they are credited to the director's account but may be redeemed only upon the departure of the director from Cenovus (resignation, termination or retirement). When a director departs, DSUs held by the departing director must be redeemed by December 15 of the first calendar year following the year of departure from the Board. Special rules apply in respect of directors who are U.S. taxpayers or where the U.S. Internal Revenue Code of 1986, as amended, is applicable. The value of DSUs that may be redeemed is equal to the number of DSUs in the director's account on the date of redemption multiplied by the Market Value immediately prior to the date of redemption. This amount is paid to the director in cash subject to any applicable tax and other withholdings.

2021 Director Compensation Structure

The following table sets out the compensation structure for our non-employee directors in 2021:

Board Chair[1]	
Annual Retainer[2]	$190,000
Annual DSU Award[3]	$140,000
Non-employee Directors (excluding Board Chair)	
Annual Retainer[2]	$ 70,000
Annual DSU Award[3]	$120,000
Annual Committee Chair Retainers[2][4]	
Audit Committee Chair	$ 25,000
Human Resources and Compensation Committee Chair	$ 15,000
Governance Committee Chair	$ 10,000
Other Committee Chairs (each)	$ 12,500
Annual Committee Member Retainer[2]	$ 5,000
All Non-employee Directors (where applicable)	
Travel fee (per instance)[5]	$ 1,500

Notes:
(1) As an *ex officio* non-voting member of each of the Audit Committee, the Human Resources and Compensation Committee, and the Safety, Sustainability and Reserves Committee, the Board Chair does not receive any Committee Member Retainer.
(2) Annual retainers are pro-rated for periods of partial service.
(3) Each director shall, in accordance with the DSU Plan, receive an annual equity-based award value in the form of DSUs.
(4) There is no separate Committee Member Retainer paid when the Committee member is the Committee Chair.
(5) A travel fee of $1,500 is paid for each Board or Committee meeting where a director travels outside of the province or state of his or her normal residence, or outside the country of his or her normal residence in the case of a director who is not normally resident in either Canada or the U.S., to attend at the location of a meeting of the Board or a Committee.

Changes to Director Compensation Structure in 2022

In 2021, the Governance Committee undertook a review of its non-employee director compensation program to assess its appropriateness and competitive positioning given Cenovus's increased size, scale and diversity of business relative to our Executive Compensation Peer Group and other select peers, and to confirm alignment with market and best practice. The Governance Committee retained Willis Towers Watson ("WTW") to provide director compensation consultancy services. Following review of the analysis of WTW, the Governance Committee recommended and the Board approved revisions to the director compensation program to increase DSU annual grants and Board and Committee retainers that were positioned below the 25th percentile to just below the 50th percentile compared to our Executive Compensation Peer Group. Cenovus's non-employee director compensation program follows both market and best practice and no additional recommended changes were identified by WTW to the program design, including the flat fee structure and the director share ownership guidelines. Cenovus also expanded the travel fee for directors not normally resident in Canada or the U.S. who travel from outside their country of residence to attend a Board or a Committee meeting, to better reflect travel time commitment from outside Canada or the U.S.

The changes to the non-employee director compensation program are designed to: (i) reflect the greater expected time commitment of directors; (ii) align compensation with that of similar companies for recruitment and retention purposes; and (iii) continue to align director compensation with the interests of shareholders.

The following table sets out the new compensation structure for our non-employee directors effective as of January 1, 2022:

Board Chair[1]	
Annual Retainer[2]	$195,000
Annual DSU Award[3]	$285,000
Non-employee Directors (excluding Board Chair)	
Annual Retainer[2]	$ 90,000
Annual DSU Award[3]	$150,000
Annual Committee Chair Retainers[2][4]	
Audit Committee Chair	$ 30,000
Human Resources and Compensation Committee Chair	$ 25,000
Governance Committee Chair	$ 20,000
Safety, Sustainability and Reserves Committee Chair	$ 20,000
Annual Committee Member Retainer[2]	$ 10,000
All Non-employee Directors (where applicable)	
Travel fee (per instance)[5]	$ 1,500
International travel fee (per instance)[6]	$ 3,000

Notes:
(1) As an *ex officio* non-voting member of each of the Audit Committee, the Human Resources and Compensation Committee, and the Safety, Sustainability and Reserves Committee, the Board Chair does not receive any Committee Member Retainer.
(2) Annual retainers are pro-rated for periods of partial service.
(3) Each director shall, in accordance with the DSU Plan, receive an annual equity-based award value in the form of DSUs.
(4) There is no separate Committee Member Retainer paid when the Committee member is the Committee Chair.
(5) A travel fee of $1,500 is paid for each Board or Committee meeting where a director travels outside the province or state of his or her normal residence in the case of a Director who is normally resident in either Canada or the U.S., to attend at the location of a meeting of the Board or a Committee.
(6) An international travel fee of $3,000 is paid for each Board or Committee meeting where a director travels outside the country of his or her normal residence in the case of a Director who is not normally resident in either Canada or the U.S., to attend at the location of a meeting of the Board or a Committee.

Director Compensation Table

The following table summarizes the total compensation provided to our non-employee directors for the year ended December 31, 2021.

Name	Fees Earned ($)	Share-based Awards ($)	Total ($)
Keith A. MacPhail (Board Chair)	195,000	140,000	335,000
Keith M. Casey	80,000	120,000	200,000
Susan F. Dabarno[1]	222	120,000	120,222
Canning K.N. Fok	70,000	120,000	190,000
Jane E. Kinney	80,000	120,000	200,000
Harold N. Kvisle	85,000	120,000	205,000
Eva L. Kwok	80,000	120,000	200,000
Steven F. Leer[1]	236	120,000	120,236
M. George Lewis[1]	222	120,000	120,222
Richard J. Marcogliese	87,500	120,000	207,500
Claude Mongeau	100,000	120,000	220,000
Wayne E. Shaw	80,000	120,000	200,000
Frank J. Sixt	75,000	120,000	195,000
Rhonda I. Zygocki	90,000	120,000	210,000
Total:	**1,023,180**	**1,700,000**	**2,723,180**

Note:
(1) Ms. Dabarno and Messrs. Leer and Lewis resigned from the Board prior to the closing of the Husky transaction and their fee retainers have been pro-rated accordingly. Ms. Dabarno and Messrs. Leer and Lewis each received their ordinary course annual grant of DSUs prior to their resignation.

Director Detailed Fees

Below is a detailed breakdown of the fees earned by our non-employee directors for the year ended December 31, 2021, excluding share-based awards (i.e., the annual award of DSUs). A significant portion of our non-employee directors' total compensation was elected by directors to be received in the form of DSUs, enhancing alignment of director interests with shareholders. See *Committees* in our *Corporate Governance* section of this Circular, attached as Schedule B, for additional information on Committee membership.

Director Fees



32%

68%

- Cumulative Fees taken in Cash
- Cumulative Fees taken in DSUs

Name	Board Retainer Fees ($)	Committee Chair Retainer Fees ($)	Committee Member Retainer Fees ($)	Travel Fees ($)	Total Fees Earned[1] ($)	Fees Taken in DSUs ($)	Fees Taken in DSUs (%)	Fees Taken in Cash ($)	Fees Taken in Cash (%)
Keith A. MacPhail (Board Chair)	190,000	–	5,000	–	195,000	–	–	195,000	100
Keith M. Casey	70,000	–	10,000	–	80,000	80,000	100	–	–
Susan F. Dabarno[2]	194	–	28	–	222	222	100	–	–
Canning K.N. Fok	70,000	–	–	–	70,000	–	–	70,000	100
Jane E. Kinney	70,000	–	10,000	–	80,000	80,000	100	–	–
Harold N. Kvisle	70,000	10,000	5,000	–	85,000	85,000	100	–	–
Eva L. Kwok	70,000	–	10,000	–	80,000	60,000	75	20,000	25
Steven F. Leer[2]	194	28	14	–	236	236	100	–	–
M. George Lewis[2]	194	–	28	–	222	–	–	222	100
Richard J. Marcogliese	70,000	12,500	5,000	–	87,500	87,500	100	–	–
Claude Mongeau	70,000	25,000	5,000	–	100,000	100,000	100	–	–
Wayne E. Shaw	70,000	–	10,000	–	80,000	–	–	80,000	100
Frank J. Sixt	70,000	–	5,000	–	75,000	56,250	75	18,750	25
Rhonda I. Zygocki	70,000	15,000	5,000	–	90,000	90,000	100	–	–
Total:	**890,582**	**62,528**	**70,070**	**–**	**1,023,180**	**639,208**	**68**	**383,972**	**32**

Notes:
(1) Amounts reflect aggregate value of fees and retainers earned, excluding the annual DSU award.
(2) Ms. Dabarno and Messrs. Leer and Lewis resigned from the Board prior to the closing of the Husky transaction and their fee retainers have been pro-rated accordingly. Ms. Dabarno and Messrs. Leer and Lewis each received their ordinary course annual grant of DSUs prior to their resignation.

Outstanding Director Awards

The following table shows all share-based awards (i.e., DSUs) vested in 2021 for our non-employee directors and provides the value vested in relation to share-based awards during the year ended December 31, 2021, as well as the aggregate value of all share-based awards held by our non-employee directors as of December 31, 2021. Cenovus does not grant stock options to non-employee directors. For further details, see the *Director Compensation – Director Deferred Share Unit Plan* section of this Circular.

Name	Total DSUs Awarded/Accrued During 2021[1] (#)	Value of DSUs Awarded/Accrued During 2021[1][2] ($)	Total Value of DSUs Held at December 31, 2021[3] ($)
Keith A. MacPhail (Board Chair)	18,786	291,371	1,370,153
Keith M. Casey	22,499	348,959	651,668
Canning K.N. Fok	15,686	243,290	243,290
Jane E. Kinney	22,633	351,038	950,965
Harold N. Kvisle	23,199	359,816	1,290,773
Eva L. Kwok	20,273	314,434	314,434
Richard J. Marcogliese	23,645	366,734	1,827,497
Claude Mongeau	24,690	382,942	1,846,915
Wayne E. Shaw	15,686	243,290	243,290
Frank J. Sixt	19,987	309,998	309,998
Rhonda I. Zygocki	23,858	370,038	1,838,478
Total:	**230,942**	**3,581,910**	**10,887,461**

Notes:
(1) Includes: (i) DSUs awarded as an initial or annual grant of DSUs as part of the non-employee director compensation program; (ii) DSUs awarded as a result of the director electing to take all or a portion of their fees payable in cash in the form of DSUs; and (iii) any dividend equivalents credited, in the form of additional DSUs, consistent with dividends declared on Common Shares during the year ending December 31, 2021. Fractional units are excluded.

(2) The value of DSUs awarded or accrued during 2021 was determined by multiplying the number of DSUs awarded to or accrued by each director during 2021 by the closing price of the Common Shares on the TSX on December 31, 2021 of $15.51.

(3) The value of the total number of DSUs held by each director as at December 31, 2021 multiplied by the closing price of the Common Shares on the TSX on such date of $15.51. DSUs vest immediately when they are credited to the director's account but may be redeemed only upon the departure of the director from Cenovus by resignation, termination or retirement.

Director Share Ownership Guidelines

Each non-employee director is required to maintain minimum holdings of Common Shares (including DSUs) representing a value equal to at least three times that director's total compensation received from the Corporation for the most recent year ended December 31. New directors are required to achieve the share ownership guidelines within five years of joining the Board. These requirements are intended to enhance alignment of director and shareholder interests. Downward fluctuations in the market price of Common Shares may cause previously compliant directors to no longer satisfy the share ownership guidelines. In July 2020, a mechanism was adopted to allow previously compliant directors to restore compliance by December 31 of the following year. Director shareholding compliance is reviewed annually. As of March 1, 2022, all of our directors were in compliance with the applicable share ownership guidelines. The following table illustrates the value of our non-employee directors' holdings as at March 1, 2022.

Name	At-Risk Investment – Beneficial Shareholdings[1]			As a Multiple of 2021 Total Compensation	Share Ownership Guideline ($)	Status
	Common Shares ($)	DSUs ($)	Total ($)			
Keith A. MacPhail (Board Chair)	12,129,040	2,100,667	14,229,707	42.5	1,005,000	In compliance
Keith M. Casey	295,350	1,017,422	1,312,772	6.6	600,000	In compliance
Canning K.N. Fok	3,944,576	498,984	4,443,560	23.4	570,000	In compliance
Jane E. Kinney	82,698	1,397,380	1,480,078	7.4	600,000	In compliance
Harold N. Kvisle	2,933,810	1,828,748	4,762,558	23.2	615,000	In compliance
Eva L. Kwok	197,136	589,302	786,438	3.9	600,000	In compliance
Richard J. Marcogliese	1,279,850	2,510,140	3,789,990	18.3	622,500	In compliance
Claude Mongeau	6,684,657	2,534,792	9,219,449	41.9	660,000	In compliance
Wayne E. Shaw	252,445	498,984	751,429	3.8	600,000	In compliance
Frank J. Sixt	1,084,210	583,671	1,667,881	8.6	585,000	In compliance
Rhonda I. Zygocki	788,269	2,524,081	3,312,350	15.8	630,000	In compliance

Note:

(1) The value of "At-Risk Investment – Beneficial Shareholdings" was determined by multiplying the number of Common Shares and DSUs held by each director as of March 1, 2022, by the closing price of the Common Shares on the TSX on such date of $19.69.

LETTER TO SHAREHOLDERS

Dear Fellow Shareholders,

We are pleased to present the Compensation Discussion and Analysis, which explains the Corporation's executive compensation philosophy and practices, and how they were applied to reach our executive compensation decisions for 2021.

Last year was one of significant recovery for our industry and marked an important inflection point in the evolution of Cenovus. With the January 1, 2021 closing of our strategic combination with Husky Energy, Cenovus became an even stronger, more resilient international energy producer with a high-quality, diverse and integrated portfolio. Throughout the year, the steady rebound in demand for oil and natural gas helped drive higher commodity prices contributing to increased cash flows and profitability as well as significantly higher share prices across our industry. At the same time, Cenovus's staff, led by the Executive Team, successfully integrated the assets of the two companies, found further efficiencies across our operations, aggressively reduced debt and more than achieved the expected synergies from the transaction, unlocking significant shareholder value.

Outstanding Corporate Performance Management continues to use a balanced corporate scorecard approach to focus employees on safety & environmental, operational and financial measures that contribute to shareholder value. The corporate scorecard was set in early 2021, following the closing of the Husky transaction. Given the importance of the transaction and the expected benefits of the combination with Husky, 40% of the scorecard focused on achieving corporate, operating and capital allocation synergies.

We believe in paying for performance and in 2021, our performance was strong. Cenovus's 2021 performance reflected one-year total shareholder return of 115%, outperforming most of the PSU Peer Group (as defined in the *Compensation Discussion and Analysis* section of this Circular) where median performance was 76%. In addition, the Company exceeded all synergy targets while also delivering strong safety and operational results. Those factors, together with the benefit of the return of strong commodity prices, resulted in a corporate score of 184.5, which significantly outperformed the 2020 corporate score of 92. We invite you to read more about our corporate scorecard results on page 42 of the *Compensation Discussion and Analysis* section of this Circular.

Strong Leadership Cenovus's success in delivering on the commitments made to the market with respect to the Husky transaction is directly related to Mr. Pourbaix's strong leadership. In addition to overseeing the successful integration of the two companies, and exceeding the transaction synergy targets, he led the Company to deliver operational strength, including production records across the Company's major oil sands assets without incremental steam, and fostered a strong safety culture across the organization. Mr. Pourbaix's leadership drove the Company to achieve nearly $2 billion in asset sales in 2021, strengthening the Company's balance sheet and positioning it for increasing shareholder returns, including doubling the dividend in the third quarter and commencing a share buyback program in late 2021. Mr. Pourbaix also demonstrated strategic leadership within our industry by playing an instrumental role in the formation of the Oil Sands Pathways to Net Zero initiative, an alliance of Canada's six largest oil sands producers dedicated to achieving net zero emissions from oil sands production by 2050.

To reflect the increased global scope of Cenovus's business and his performance in the President & Chief Executive Officer role, Mr. Pourbaix's target total direct compensation was increased from $9.5 million to $11.1 million. To maintain balance between rewarding growth in his role and aligning to shareholder experience, 90% of the overall increase was tied to performance based short- and long-term incentives with 78% of the increase tied to share price performance. Mr. Pourbaix's target total direct compensation is positioned at approximately the 45th percentile for comparable roles within the Executive Compensation Peer Group, an increase over 2020 when it was positioned at approximately the 41st percentile.

In 2021 Mr. Pourbaix received $4.27 million in performance bonus payments compared to $1.30 million in 2020. This increase was attributed to a significant year over year increase in corporate score and a one-time RSU award, granted in early 2021, to recognize Mr. Pourbaix's significant efforts in leading the successful completion of the Husky transaction, the synergies of which have resulted in substantial shareholder value. You can read more about the Husky transaction awards on page 41 of the *Compensation Discussion and Analysis* section of this Circular.

You can read more about Mr. Pourbaix's pay opportunity and realizable pay on page 44 of the *Compensation Discussion and Analysis* section of this Circular.

Pay for Performance Achieving alignment with the long-term shareholder experience is a core objective of our executive compensation philosophy. Our compensation mix balances annual financial and operational performance, relative share price performance over time compared to our peers and absolute share price growth. The average named executive officer (NEO) total direct compensation pay opportunity in 2021 increased over previous years to reflect the increase in business scope, complexity and size of the Company since the Husky transaction. Average NEO realizable total direct compensation over this same period increased as a result of Cenovus's share price growth, reflecting alignment with the very positive shareholder experience in 2021. As with Mr. Pourbaix, the increase in 2021 bonus payments for NEOs included a one-time Husky transaction award.

Focus on Integration Following the Husky transaction the Committee and Management undertook a full review of the compensation philosophies and programs of the two legacy companies to identify the best elements of each, taking into account leading corporate governance practices and emerging trends, while ensuring compensation remains competitive and aligned to the 50th percentile of Cenovus's peers. With a larger workforce across multiple geographies, Cenovus also recognized the vital role of culture in capturing the opportunities presented by the transaction and took the opportunity to refresh our purpose statement and values to promote a culture that continues to place safety, employee well-being, high-performance and efficiency at the centre of all we do.

Please see the *Compensation Discussion and Analysis* section in this Circular for more detail on Cenovus's executive compensation philosophy, governance and outcomes for 2021 including for the other NEOs. As always, we welcome shareholder feedback on Cenovus's executive compensation and business practices. You can contact us directly at the address set out in the *Corporate Governance* section of this Circular.

/s/ Keith A. MacPhail   /s/ Rhonda I. Zygocki

Keith A. MacPhail   Rhonda I. Zygocki

Board Chair   Chair of the HRC Committee

COMPENSATION DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

COMPENSATION GOVERNANCE

SUMMARY OF KEY COMPENSATION GOVERNANCE PRACTICES

Key Practices

- Our HRC Committee is comprised exclusively of independent directors
- Our HRC Committee engages an independent executive compensation advisor
- We pay for performance – 89% of President & CEO target total direct compensation and 79% of the average of other NEOs target total direct compensation is performance contingent
- Our incentive metrics and corporate goals are strategically aligned
- Our benchmarking peer group is of relevant geography, size and industry
- Beginning in 2021, the maximum performance score of 2.0 for performance share units ("PSUs") has required relative total shareholder return performance at the 90th percentile or higher
- Our realizable pay outcomes are analyzed and considered
- We maintain best practice share ownership guidelines for our executive officers and other senior leaders
- Beginning in 2022, until an executive officer's share ownership guidelines are satisfied, 50% of the after-tax value of all PSU payouts must be used to purchase Common Shares
- We have a *Clawback Policy* for executive officers
- We conduct an annual compensation risk assessment
- Our long-term incentive ("LTI") plans contain double-trigger provisions in the event of a change of control for all plan participants
- We incorporate ESG considerations into our annual Corporate Performance Scorecard and into the individual performance goals and objectives for executive officers
- We have closed our defined benefit pension plan to new hires
- We proactively engage with key shareholders and proxy advisory firms
- We seek shareholder approval of material amendments of to our stock option plan (the "Stock Option Plan")
- We do not permit the hedging of Cenovus securities by employees or directors
- We do not re-price options

ROLE OF THE BOARD AND HRC COMMITTEE

The Board is responsible for approval of compensation for our President & Chief Executive Officer and other executive officers. The HRC Committee assists the Board in carrying out its responsibilities by reviewing compensation and human resources matters, including but not limited to responsibilities specifically related to Cenovus's people strategy, culture, engagement and inclusion and diversity, in support of the achievement of the Corporation's business strategy and by making recommendations to the Board. In particular, the HRC Committee is responsible for reviewing and approving corporate goals and objectives relevant to President & Chief Executive Officer compensation, evaluating the President & Chief Executive Officer's performance against those goals and objectives and assessing compensation competitiveness relative to market and, based on that evaluation, recommending remuneration of the President & Chief Executive Officer, including salary, short-term incentive awards and LTI awards.

A description of the HRC Committee Mandate, which sets out the responsibilities, powers, operations and risk oversight of the HRC Committee, is found in the *Human Resources and Compensation Committee* section in *Schedule B – Corporate Governance* of this Circular and the full mandate is available on our website at cenovus.com.

Independent Directors

Our HRC Committee is comprised exclusively of independent directors who bring different perspectives, approaches and experience to the governance of our compensation program. They are highly experienced senior executives who have dealt with numerous compensation issues over the course of their careers. They are well equipped to inquire, debate, provide guidance and make decisions in respect of a wide range of human resources and compensation issues, as well as other matters for which they are responsible, as outlined in the HRC Committee Mandate. As such, the HRC Committee provides a strong level of leadership and governance in respect of the design and execution of our compensation program.

Skills and Experience

A general description of the skills and experience of the members of the HRC Committee is set out in the individual director biographies and the skills matrix chart, found respectively in the *Information on Director Nominees – Director Nominees* section of this Circular and in the *Key Skills and Experience* section of *Schedule B – Corporate Governance* to this Circular. The following is a brief description of the direct experience of the current HRC Committee members that is relevant to his or her responsibilities as a Committee member:

Rhonda I. Zygocki (HRC Committee Chair) Ms. Zygocki has been a member of the HRC Committee since April 27, 2016 and HRC Committee Chair since April 25, 2018. Ms. Zygocki held a number of senior management and executive leadership positions during her 34-year tenure at Chevron Corporation, from which she brings a breadth of knowledge and understanding of oil industry compensation practices.

Keith A. MacPhail (Board Chair) Mr. MacPhail has been Board Chair of Cenovus since April 29, 2020 and as such, is an *ex officio* non-voting member of the HRC Committee. Prior to becoming Board Chair, Mr. MacPhail was a member of the HRC Committee since April 25, 2018. Mr. MacPhail is a director of NuVista, and was Chairman from July 2003 to May 2020. He also has been Chair of NuVista's Corporate Governance & Compensation Committee since May 2020 and has been a member since 2012. Mr. MacPhail served as a director of CNRL from October 1993 to May 2015. He was a director of Bonavista Energy Corporation, formerly Bonavista Petroleum Ltd., from November 1997 to August 2020 and was Chairman from March 2012 to August 2020.

Keith M. Casey Mr. Casey has been a member of the HRC Committee since April 29, 2020. Mr. Casey is the Chief Executive Officer of Pin Oak Group, LLC since February 2022. Prior to that he was Chief Executive Officer of Tatanka Midstream LLC and has served as a director of a number of private midstream companies. Mr. Casey was an executive leader with Andeavor Corporation, formerly known as Tesoro Corporation, an integrated petroleum refining, logistics, and marketing company, from 2013 to 2018.

Harold N. Kvisle Mr. Kvisle has been a member of the HRC Committee since January 1, 2021. Mr. Kvisle is a director and Chairman of ARC Resources Ltd. and is a director and Board Chair of Finning International Inc. He is a former director of Cona Resources Ltd., was President and Chief Executive Officer of Talisman Energy Inc., now Repsol Oil & Gas Canada Inc., from 2012 to 2015 and a director from 2010 to 2015. Mr. Kvisle was also the President and Chief Executive Officer of TransCanada Corporation, now TC Energy Corporation, from 2001 to 2010.

Eva L. Kwok Mrs. Kwok has been a member of the HRC Committee since January 1, 2021. Mrs. Kwok is Chairman, director and Chief Executive Officer of Amara Holdings Inc., director and Chair of the Remuneration Committee of CK Life Sciences Int'l., (Holdings) Inc., and director and Chair of the Nomination Committee of CK Infrastructure Holdings Limited.

The Board believes the collective skills and experience of the individual members of the HRC Committee enable the committee to make decisions on the suitability of the Corporation's compensation policies and practices.

Compensation Consultants

Willis Towers Watson Willis Towers Watson ("WTW") has provided compensation consulting services to Cenovus since its inception. From August 2019 onward, Cenovus has engaged the services of WTW as compensation consultant to both the HRC Committee and Management. Specifically, WTW provides advice on compensation philosophy, peer group determinations, policy and program design, executive compensation competitiveness, trends and best practices. Since WTW's appointment as the compensation consultant for Cenovus, there has been a clear reporting relationship between WTW and the HRC Committee. Regular meetings have been held between WTW and the HRC Committee without Management present, and executive compensation consulting advice has been retained and managed directly by the Chair of the HRC Committee. In addition, the individuals at WTW leading the work for the HRC Committee are not involved in or compensated for any other work done by WTW at the request of Management (for example, pension and related investment asset management advice).

Total fees paid to the Executive Compensation Consultant in the years 2020 and 2021 are set out in the table below.

Executive Compensation Consultant Fees	2020	2021
Executive Compensation Related Fees[1]	$421,356	$413,107
Director Compensation Related Fees[2]	–	$31,931
Executive Compensation Related Fees – Husky transaction[1]	$222,644	$243,892
All Other Fees[3]	$1,913,824	$2,257,271
Total:	**$2,557,824**	**$2,946,201**

Notes:
(1) Executive compensation-related fees consist of the aggregate fees billed for services related to determining compensation for any of the Corporation's executive officers. Of the executive compensation-related fees paid by Cenovus to WTW $243,892 in 2021 and $222,644 in 2020 are attributable to the Husky transaction.
(2) Director Compensation Related Fees represents fees paid by Cenovus to WTW for compensation consultation services related to director compensation. A separate retention letter was executed with the Governance Committee of the Board in 2021 for the review of the competitiveness of Cenovus's non-employee director compensation program relative to that of Cenovus's Executive Compensation Peer Group.
(3) All Other Fees includes fees for assistance by WTW with certain matters including, but not limited to, pension and benefits (including actuarial services), non-executive compensation advice and corporate risk and brokering services, and services related to the Husky transaction. Total fees payable to WTW for the foregoing services were approximately $2,257,271 in 2021 and approximately $1,913,824 in 2020, which excludes the executive compensation related fees as outlined in Note 1 and Director Compensation Related Fees as outlined in Note 2. Of the All Other Fees paid by Cenovus to WTW $370,792 in 2021 and Nil in 2020 are attributable to the Husky transaction.

Neither the Board nor HRC Committee pre-approve the existing ongoing services retained by Management since they are standard in nature and do not present any conflicts with the services retained by the HRC Committee.

Executive Compensation Decision Making

The advice, information and recommendations provided by WTW are factors considered in the HRC Committee recommendations and the Board's decisions regarding executive compensation; however, the HRC Committee and the Board do not rely exclusively on such advice, information and recommendations. The decisions of the HRC Committee and Board with respect to executive compensation reflect a number of factors and considerations, including but not limited to, compensation consultant advice and guidance, current industry trends and best practices, legal advice, peer data, and other information and recommendations from Management and the discretion of the HRC Committee and the Board.

Compensation Risk Oversight

The HRC Committee's primary duties and responsibilities are to approve the Corporation's compensation philosophy and compensation program design; review the potential risks posed to Cenovus's financial or reputational well-being by the Corporation's executive compensation program; recommend to the Board for approval the President & Chief Executive Officer's compensation, executive share ownership guidelines, amendments to LTI plans; review reports and information provided by the Management Pension Committee and the U.S. Management Pension Committee regarding Cenovus's various pension plans and non-pension savings and investment plans and convey information or recommendations to the Board; and approve and report to the Board on executive officer compensation, succession planning for executive officers, and performance measures for short and LTI plans.

The executive compensation program design considers the risks to which Cenovus is exposed in the pursuit of its strategic objectives. Executive compensation is linked to operational risk management so that financial incentives reinforce a focus on safety, execution excellence, environmental and social responsibility, and shareholder value creation. Effective risk management and sound operational business practices and controls are aligned to shareholder value creation and evidenced by the linkage that over 50% of executive compensation is tied to share price. WTW completed a comprehensive compensation risk assessment in the fall of 2021 to identify policies and practices that could encourage inappropriate excessive risk taking by an employee group or individual; and to identify any risks arising from the existing compensation policies, incentive programs and practices that would be likely to have a material adverse effect on Cenovus. There were no risks identified that would be reasonably likely to have a material adverse effect on the Corporation. For the HRC Committee's other risk oversight responsibilities, see *Schedule B – Corporate Governance* and *Schedule C – Sustainability and Environmental, Social & Governance Highlights* to this Circular.

Clawback Policy In March 2020, we adopted a *Clawback Policy* applicable to all executive officers. The *Clawback Policy* allows for the discretionary recovery by the Board of incentive-based compensation, including annual bonus amounts. Pursuant to the policy, the Board will have discretion to cancel any bonus payments or unvested incentive awards and/or require reimbursement of paid bonuses or incentive awards, as applicable, where: (i) an accounting restatement of all or a portion of Cenovus's financial statements is required due to material non-compliance with any financial reporting requirement under securities laws, and the executive officer's intentional misconduct or fraud caused or materially contributed to the need for the restatement; or (ii) the executive officer was financially enriched by his or her fraud, theft or failure to disclose a material conflict of interest that affected the business, reputation, operations or capital of Cenovus in a manner that resulted in a material decrease in the price of the Common Shares. The *Clawback Policy* applied immediately upon adoption to our President & Chief Executive Officer and our Executive Vice-President & Chief Financial Officer (now Executive Vice-President & Chief Operating Officer), and for all other executive officers applies to incentive-based compensation earned on or after January 1, 2021. The *Clawback Policy* is in addition to any other clawback mechanism that may apply under law.

Non-Competition and Non-Solicitation Provision Our President & Chief Executive Officer's terms of employment include a non-competition and non-solicitation provision pursuant to which, during employment with the Corporation and for a period of time thereafter, our President & Chief Executive Officer may not, without the Corporation's prior written consent: (i) accept employment with or consult for any entity that carries on the business of oil and/or natural gas exploration or production in any of Cenovus's operating areas and is included in Cenovus's PSU Peer Group (as defined in the *Compensation Discussion and Analysis* section of this Circular) for a specified period after leaving the Corporation; (ii) solicit, encourage or cause to cease to work with the Corporation, any person who is then an employee of the Corporation; and (iii) solicit, encourage or cause any contractor, service provider or supplier of the Corporation to cease doing business with the Corporation. In the event of a breach or threatened breach of these obligations by the executive, the Corporation will be entitled to injunctive relief as well as any other applicable remedies available at law or in equity.

Executive Share Ownership Guidelines We believe it is important to closely align the interests of our executive officers with our shareholders. One way we accomplish this is to require that our executive officers maintain best practice minimum holdings of Common Shares (which may include holdings of Deferred Share Units ("DSUs"). The executive share ownership guidelines and compliance are reviewed regularly by the HRC Committee. The share ownership guideline for the President & Chief Executive Officer is 6.0 times annual base salary, to be satisfied within two years from the date of appointment and the share ownership guideline for executive vice-presidents of the Corporation is 3.0 times annual base salary to be achieved within five years from the date of appointment. In February 2021, two provisions were added to the share ownership guidelines: first, executives are permitted to include within the calculation of their share ownership requirements the value, based on the market price of Common Shares, of unvested tranches of PSUs wherein the performance for a period has been determined; and second, commencing in 2022, 50% of the after-tax value of all PSU payouts must be used to purchase Common Shares, until such time that such executive officer's share ownership requirement is satisfied.

Each of our current NEOs (as defined herein) is in compliance with the executive share ownership guidelines. See *Executive Share Ownership Status* in the *Compensation Discussion and Analysis* section of this Circular for more information on share ownership of our current NEOs.

Prohibition on Hedging Cenovus employees and directors are prohibited from entering into financial derivative transactions which could result in profit from Cenovus's share price falling. Prohibited transactions include purchasing financial derivatives, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset decreases in the market value of Cenovus securities granted or held, directly or indirectly, by the employee or director.

COMPENSATION PHILOSOPHY

The HRC Committee approves and reports to the Board on the Corporation's compensation philosophy.

Our executive compensation philosophy demonstrates our executive compensation objectives including how we align executive interests with the interests of our shareholders. Specifically:

- We pay for performance, reflecting both individual and corporate results that are aligned to our business strategy over the short and long-term as well as expected behaviours.
- Our total compensation opportunity includes salary, annual and long-term incentives and benefits to support attraction, retention and engagement.
- Our total direct compensation ("TDC") is aimed at the 50th percentile of the Executive Compensation Peer Group for target performance with flexibility to provide superior pay for superior performance.
- We differentiate individual total compensation based on capability, performance and potential.

The following outlines the typical timing and key responsibilities of the HRC Committee in the determination of annual compensation for the Corporation's NEOs:



Q4

FOURTH QUARTER

Review competitive compensation analysis from Compensation Consultant

Consider changes to program design, including pay mix for upcoming year

Provide preliminary direction on NEO total direct compensation

Approve corporate performance scorecard for the year ahead

Q2/Q3

SECOND / THIRD QUARTER

Monitor corporate performance in relation to compensation metrics

Review trends and best practices, program and compliance

Preliminary review of program design

Q1

FIRST QUARTER

Assess corporate performance

Assess President & CEO performance

Discuss CEO's assessment of other NEO's performance

Recommend annual corporate score to the Board for approval

Approve LTI grants, PSU performance outcomes and payouts

Recommend CEO compensation to Board for approval

Approve NEO compensation

Executive Compensation Peer Group

Our Executive Compensation Peer Group is used to benchmark the compensation of the executive officers, including the NEOs, representing companies with North American oil and gas, related operations or industrial companies of similar size and complexity, with which the Corporation competes for talent. We consider the expansion beyond oil and gas companies as a positive approach that better considers broader market dynamics. The Executive Compensation Peer Group was determined by considering a number of factors including size, complexity of business, revenue, assets, market capitalization, enterprise value, total employees, geographic scope of operations and ownership structure. In 2021, the HRC Committee reviewed the Executive Compensation Peer Group in light of the completion of the Husky transaction and the resulting changes to the Corporation's size, scale, talent markets and diversity of the business. Based on the review, the HRC Committee approved the removal of Devon Energy Corporation and Marathon Oil Corporation and the addition of two U.S.-based companies of similar size to Cenovus following the Husky transaction: Valero Energy Corporation and Hess Corporation.

The table below reflects Cenovus's positioning relative to the Executive Compensation Peer Group in terms of 2021 revenue and market capitalization at December 31, 2021.

Company	2021 Revenue ($Billion)	Market Capitalization (as at December 31, 2021) ($Billion)	Total Enterprise Value (as at December 31, 2021) ($Billion)
ATCO Ltd.	4.3	4.9	17.8
Canadian Natural Resources Limited	30.1	62.8	78.0
Enbridge Inc.	47.1	100.1	186.4
Hess Corporation	9.3[1]	29.1[2]	38.2[2]
Imperial Oil Limited	37.6	31.3	34.3
Nutrien Ltd.	27.7	54.1	67.2
Ovintiv Inc.	10.8[1]	11.1	18.2
Pembina Pipeline Corporation	8.6	21.1	35.0
Suncor Energy Inc.	39.1	46.1	62.2
TC Energy Corporation	13.4	57.7	113.8
Teck Resources Limited	13.5	19.5	26.9
Valero Energy Corporation	142.5[1]	39.0[2]	54.7[2]
50th percentile	20.6	35.1	46.5
Cenovus Energy Inc.	46.4	31.3	44.4

Source: Bloomberg
Notes:
(1) U.S. dollars converted to Canadian dollars at the 2021 average annual exchange rate of US $1.00 = CDN $1.25.
(2) U.S. dollar values converted to Canadian dollars at December 31, 2021 exchange rate of US $1.00 = CDN $1.27.

EXECUTIVE COMPENSATION PROGRAM DESIGN

ELEMENTS OF COMPENSATION

The following table illustrates the elements of our 2021 executive compensation program and how these elements work together to provide pay for performance and shareholder alignment.

	Element	Objective	Design	Performance Period	Form
Total Direct Compensation					
Fixed	Base Salary	Reflect individual capability and sustained performance in executing day-to-day accountabilities of the position.	• Reviewed annually • Increases based on performance and market data	Annual	Cash
Variable/At-risk[1] — Short-term Incentives	Annual Performance Bonus	Reward individual and corporate performance achieved in 2021.	• Comprised of two components: corporate and individual performance • Target opportunity is aligned to the 50th percentile of the Executive Compensation Peer Group	1 Year	Cash[1]
Variable/At-risk[1] — Long-term Incentives[2][3]	Performance Share Units	Reward achievement of longer-term Company performance and align interests with shareholders. Aligns interests with share price performance and rewards performance of specific objectives.	• Represents 50% of LTIs • Performance multiplier of zero to two times	3 Years	Cash or Common Shares, as determined by the Company
Variable/At-risk[1] — Long-term Incentives[2][3]	Stock Options[4]	Reward achievement of longer-term Company performance and align interests with shareholders. Aligns interests with share price performance.	• Represents 50% of LTIs	7 Years	Common Shares[5]
Indirect Compensation					
Fixed — Other Elements	Pension plans	Promote retention, ensure health and well-being of executives and provide long-term financial security.	Defined Contribution and Defined Benefit option, with substantially the same terms as available to other employees. Supplemental Pension Plan		
Fixed — Other Elements	Benefits		Insurance, health, well-being and post-retirement benefits with substantially the same terms as available to other employees.		
Fixed — Other Elements	Perquisites		Generally limited to parking, financial and retirement planning services, an annual allowance for miscellaneous expenses, matching of personal contributions to an investment plan of up to 5% of base salary and health and wellness services.		

Notes:
(1) Executives may elect to take all or a portion of their annual performance bonus award in the form of DSUs.
(2) The payout at risk for the President & Chief Executive Officer is 89% of the target total direct compensation, consisting of annual performance bonus and LTIs. 11% of total direct compensation consists of base salary. For the other NEOs, the average payout at risk is 79% of the target total direct compensation, consisting of annual performance bonus and LTIs, and 21% of the total direct compensation consists of base salary.
(3) Restricted Share Units ("RSUs") will be introduced as a LTI for executives in 2022 and will represent 25% of LTIs awarded, with PSUs representing 50% and Options representing 25% of LTIs awarded.
(4) For additional information on the Stock Option Plan, see *Schedule A – Summary of Stock Option Plan, Husky Stock Option Plan and Additional Compensation Plan Information* of this Circular.
(5) On exercise, holders of Options may elect to acquire Common Shares at the price determined at the time of grant or receive in cash the realized value accrued over the exercise price.

Base Salary

We determine the base salary of our executive officers annually, considering experience, scope of responsibilities, individual performance and strategic leadership over the course of the year. We also take into account the competitiveness of each executive officer's compensation compared to recent market data.

Annual Performance Bonus Award

The annual performance bonus rewards performance achieved in the year. It is made up of two components: corporate and individual performance. The target opportunity is aligned to the 50th percentile of the Executive Compensation Peer Group. The target annual performance bonus award opportunity, payout range, and weightings for the NEOs (as defined below) are as follows:

Name & Principal Position	Target Award Opportunity (% of Salary)	Award Range (% of Target Award Opportunity)	Weighting (% of Target Award Opportunity)	
			Corporate	Individual
Alexander J. Pourbaix President & Chief Executive Officer	125%	0-200%	80%	20%
Jeffrey R. Hart Executive Vice-President & Chief Financial Officer[1]	70%		70%	30%
Jonathan M. McKenzie Executive Vice-President & Chief Operating Officer[2]	80%			
Keith A. Chiasson Executive Vice-President, Downstream	70%			
J. Drew Zieglgansberger Executive Vice-President, Upstream – Conventional & Integration[3]	70%			

Notes:
(1) Mr. Hart was appointed Executive Vice-President & Chief Financial Officer of Cenovus effective January 1, 2021.
(2) Mr. McKenzie was appointed Executive Vice-President & Chief Operating Officer effective January 1, 2021.
(3) Until February 28, 2022, Mr. Zieglgansberger held the role of Executive Vice-President, Upstream – Conventional & Integration. He was appointed Executive Vice-President, Natural Gas & Technical Services effective March 1, 2022.

Corporate Component of Annual Performance Bonus Award: Corporate Performance Scorecard The corporate component of the annual performance bonus award is assessed based on the corporate performance scorecard which includes performance measures in the areas of safety and environment, operational, and financial. The performance measure categories are intended to focus performance on important elements of our business and strategy, while observing Cenovus's corporate risk policies. Targets are set within defined performance ranges based on the capital and operating budget approved by the Board for the year.

Following the end of the financial year, Cenovus's corporate performance is assessed by the HRC Committee and the Board. The sum of the performance score for each measure with the respective weightings applied results in an overall corporate performance score between zero and 200% and is recommended by the HRC Committee to the Board for approval. From time to time, the HRC Committee and the Board may exercise discretion with respect to the corporate performance score, where considered appropriate based on the specific circumstances. See *2021 Annual Performance Bonus Awards* section of this Circular for details specific to 2021.

Individual Component of Annual Performance Bonus Award For each calendar year, all employees, including our executive officers, identify specific goals and objectives that are outlined in their individual annual performance agreements. The goals and objectives align with our business plan and strategy, including environmental, social and governance ("ESG") factors and objectives, and provide performance focus throughout the year. The President & Chief Executive Officer's goals are set in consultation with the Board, and each remaining NEO's goals are set in consultation with and approved by the President & Chief Executive Officer.

The HRC Committee reviews and evaluates the President & Chief Executive Officer's performance in light of these goals and objectives. The President & Chief Executive Officer reviews and evaluates the remaining NEOs. These assessments determine the percentage of the annual performance bonus award based on individual performance.

Board Discretion in Determining Annual Performance Bonus Awards From time to time, the Board may exercise discretion to adjust the President & Chief Executive Officer's annual performance bonus award and, similarly, the HRC Committee may exercise discretion to adjust the other NEOs' annual performance bonus awards, where considered appropriate, based on the specific circumstances. See *2021 Executive Compensation Decisions – 2021 Annual Performance Bonus Awards* section of this Circular.

Long-Term Incentives

Our Long-Term Incentive ("LTI") program is designed to align the interests of our executive officers and employees with our shareholders. Executives are required to hold a significant equity interest in the Corporation through our executive share ownership guidelines (see *Compensation Risk Oversight – Executive Share Ownership Guidelines* in the *Compensation Governance* section of this Circular). In addition to the intrinsic share price performance risk contained within equity-based incentives, we believe it is important to include additional performance measures that will determine eligibility for vesting.

LTIs are granted on an annual basis, in conjunction with our annual compensation cycle, taking into consideration individual performance, prior grants, potential and retention, and competitive market data. The Board reserves the right to exercise discretion in determining the amount granted. The types of LTIs we provide to our NEOs, as well as key plan terms for each type of LTI are reflected in the following table.

Key Terms	Stock Options ("Options")[1]	Performance Share Units ("PSUs")
Term	7 years	3 years
Description	Options to acquire Common Shares.	Whole share units subject to performance criteria.
Primary Objective	Aligns interests over the longer-term with share price performance.	Aligns interests over the medium-term with share price performance and rewards performance of specific objectives.
Performance Measures	Value accrues when the Common Share price exceeds the exercise price.	Vesting for the 2019 PSU grant is based on relative total shareholder return ("RTSR") and Net Debt[2]. Vesting for the 2020 and 2021 PSU grant is based on RTSR.
Vesting	Three-year vesting: 30% on the first anniversary of the grant date, 30% on the second anniversary of the grant date and 40% on the third anniversary of the grant date.	See "Performance Share Units" below for a further description of vesting for PSUs.
Payout	On exercise, the option to acquire Common Shares at the price determined at the time of grant or receive in cash the realized value accrued over the exercise price.	Paid in cash or Common Shares based on the volume weighted average trading price of the Common Shares on the TSX for five trading days prior to the end of the performance period.

Notes:
(1) For additional information on the Stock Option Plan, see *Schedule A – Summary of Stock Option Plan, Husky Stock Option Plan and Additional Compensation Plan Information* of this Circular. No new Options are granted under the Husky Stock Option Plan (as defined herein).
(2) This is a Non-GAAP measure and additional information is in the *Advisory* section at the end of this Circular.

Restricted Share Units have been introduced to the long-term incentive mix for executives starting in 2022 and will represent 25% of long-term incentives awarded, with PSUs representing 50% and Options representing 25% of long-term incentives awarded.

Prior to its acquisition by Cenovus, Husky granted options to its officers and employees to purchase common shares of Husky ("Husky Options") pursuant to an incentive stock option plan dated November 16, 2018 (the "Husky Stock Option Plan"). As a result of the Husky transaction, any Husky Options outstanding immediately prior to the acquisition on January 1, 2021 were transferred to Cenovus in exchange for options to purchase Common Shares ("Replacement Options") equal to the number of Husky common shares that were issuable upon exercise of such Husky Options immediately before their transfer multiplied by 0.7845 and rounded down to the nearest whole share. Similarly, the exercise price for each Replacement Option was divided by 0.7845 and rounded up to the nearest whole cent. All Husky Options transferred to Cenovus were concurrently cancelled. Although no new Replacement Options or any other options will be granted under the Husky Stock Option Plan, the Replacement Options are governed under the terms of the Husky Stock Option Plan and will vest and may be exercised thereunder. Once all Replacement Options are exercised, expired, or terminated in accordance with the Husky Stock Option Plan, the Husky Stock Option Plan will be terminated. For additional information on the Husky Stock Option Plan, see *Schedule A – Summary of Stock Option Plan, Husky Stock Option Plan and Additional Compensation Plan Information* of this Circular.

Performance Share Units

We grant performance-based LTIs in the form of PSUs, as described in the table above. PSUs become eligible to vest after a combination of one-year and three-year performance periods. In all instances payout only occurs after three years, provided that all performance periods in a PSU grant that are eligible to vest become vested. Details of the performance measures and performance periods are outlined in the table below:

Grant	Measures	Performance Period	Weighting	Vesting Period
2019	2019 RTSR	January 1, 2019 to December 31, 2019	10%	
	2020 RTSR	January 1, 2020 to December 31, 2020	10%	
	2021 RTSR	January 1, 2021 to December 31, 2021	10%	3 Years
	3 Year RTSR	January 1, 2019 to December 31, 2021	40%	
	Net Debt	As at December 31, 2021	30%	
2020	2020 RTSR	January 1, 2020 to December 31, 2020	10%	
	2021 RTSR	January 1, 2021 to December 31, 2021	10%	3 Years
	2022 RTSR	January 1, 2022 to December 31, 2022	10%	
	3 Year RTSR	January 1, 2020 to December 31, 2022	70%	
2021	2021 RTSR	January 1, 2021 to December 31, 2021	10%	
	2022 RTSR	January 1, 2022 to December 31, 2022	10%	3 Years
	2023 RTSR	January 1, 2023 to December 31, 2023	10%	
	3 Year RTSR	January 1, 2021 to December 31, 2023	70%	

Dividend equivalents are credited in the form of additional PSUs consistent with dividends declared on Common Shares. PSUs that do not vest at the end of the three-year performance period are not paid out and are cancelled.

PSU Performance Criteria – Relative Total Shareholder Return Relative total shareholder return ("RTSR") is calculated based on the percentile ranking of the Corporation's total shareholder return ("TSR") relative to the PSU peer group below (the "PSU Peer Group") over the applicable performance period. The percentile ranking in turn determines a score (the "PSU Performance Score") for the performance period. TSR is calculated using the volume weighted average trading price of a Common Share on the TSX (the "VWAP Share Price") for the last 30 days of the performance period, less the VWAP Share Price for the 30 trading days prior to the start of the three-year performance period, plus dividends paid during the performance period, divided by the VWAP Share Price for the 30 trading days prior to the start of the performance period. Following the completion of the Husky transaction on January 1, 2021, the Cenovus PSU Peer Group was revised and will apply to certain portions of the outstanding PSU grants. The following outlines the original and revised Cenovus PSU Peer Group as they apply to 2019 and 2020 PSU grants. The revised Cenovus PSU Peer Group applies to the 2021 PSU grant.

	Original PSU Peer Group	**Revised PSU Peer Group**
Characteristics	• Upstream energy producers • Commodity price exposure • Market capitalization less than $50 billion • Canadian operations • Compete for the same investor dollars	• Upstream and/or integrated energy producers (excluding pure-shale) • Commodity price exposure • Enterprise value >$10 billion • North American/Global operations • Compete for the same investor dollars
Companies	Apache Corporation Canadian Natural Resources Limited Crescent Point Energy Corp. Devon Energy Corporation Husky Energy Inc. Imperial Oil Limited Marathon Oil Corporation MEG Energy Corp. Murphy Oil Corporation Ovintiv Inc. Suncor Energy Inc.	Apache Corporation BP Plc. Canadian Natural Resources Limited Chevron Corporation ConocoPhillips Devon Energy Corporation Hess Corporation Imperial Oil Limited Ovintiv Inc. Suncor Energy Inc.
Applicable Years	1 year RTSR 2019 and 2020 (2019 and 2020 PSU grant) 3 year RTSR 2019-2021 (2019 PSU grant)	1 year RTSR 2021 (2019 and 2020 PSU grant) 1 year RTSR 2022 (2020 PSU grant) 3 year RTSR 2020-2022 (2020 PSU grant)

The RTSR performance score for the relevant performance period, is determined as follows:

Performance Level	RTSR Performance Criteria	Performance Score[1]
Minimum Performance	Less than 25th percentile	0.0
Threshold Performance	25th percentile or greater but less than 50th percentile	0.25
Target Performance	50th percentile or greater, but less than 90th percentile	1.0
Maximum Performance[2]	90th percentile or greater	2.0

Notes:
(1) Payout is based on interpolation between the 25th and the 90th percentiles.
(2) Prior to 2021, Maximum Performance score of 2.0 for PSUs requires RTSR performance at the 75th percentile or higher.

The HRC Committee determines the PSU Performance Criteria, Performance Scores and any associated payout. Payment for PSUs that become eligible to vest is not made until after the end of the three-year performance period.

Retirement and Pension Benefits

Our retirement program is intended to provide long-term financial security and support retention of our employees, including our executive officers. We believe it is important to provide for the future retirement of our employees and executive officers through retirement and pension benefits.

As of December 31, 2021, the legacy Canadian retirement programs of Cenovus and Husky remained in effect with the pension plan harmonization activities scheduled for completion in 2022. Accordingly, the disclosure herein reflects the NEOs participating in the Cenovus's Canadian Pension Plan are Messrs. Pourbaix, McKenzie, Chiasson and Zieglgansberger with Mr. Hart participating in Husky's Canadian Retirement Plan ("Husky DC Plan").

Cenovus's Canadian Pension Plan, which includes both a defined benefit option (the "Cenovus DB Plan") and a defined contribution option (the "Cenovus DC Plan"), is a registered pension plan. Our employees, including our executive officers, participate in either the Cenovus DB Plan or Cenovus DC Plan. As of January 1, 2019, the Cenovus DB Plan was closed to new hires.

Under the Cenovus DB Plan, pension benefits are based on 2% of final average pensionable earnings multiplied by the number of years of membership in the Cenovus DB Plan. The normal retirement age is 70. Employees may take their pension as early as age 60 with pension benefits reduced by 3% per year. There is no reduction in benefits for retirement between age 65 and 69.

Under the Cenovus DC Plan, employer contributions are made into individual employee accounts equal to 8% of pensionable earnings for all Cenovus DC Plan participants including Mr. Pourbaix, President & Chief Executive Officer.

Under the Husky DC Plan, Mr. Hart receives the same defined contribution plan as non-executive employees. Employer contributions are determined by a service and level-based formula, wherein employees receive either 5%, 7% or 9% of pensionable earnings. In addition, the Husky DC Plan has an employer matching component valued at 2% of pensionable earnings, which is a 50% match of employee contributions.

For both the Cenovus DC Plan and the Husky DC Plan, each employee individually manages the investment of their account balances from a variety of investment options made available by Cenovus.

In Cenovus's Canadian Pension Plan, pensionable earnings include base salary plus annual performance bonus capped at 40% of salary for our NEOs. Annual performance bonus is not included in pensionable earnings for non-executive employees participating in Cenovus's Canadian Pension Plan and in the Husky DC Plan.

We pay pension benefits under our Cenovus DB Plan and our Cenovus DC Plan up to the permitted levels for registered pension plans under the *Income Tax Act* (Canada). Additional pension benefits are payable from the Cenovus Energy Inc. Canadian Supplemental Pension Plan.

Prior to the Husky transaction, Husky introduced a new supplementary pension plan for its Canadian employees, effective January 1, 2019. For employer contributions over the *Income Tax Act* (Canada) pension limits, Husky maintained (and Cenovus now maintains) a notional account which accumulates with the annual employer contribution and notional investment income. The notional account is paid out at retirement or when the employee leaves the Corporation. Employees defer tax until receipt of the notional account. Any employee contributions in excess of the *Income Tax Act* (Canada) pension limits are directed to a restricted non-registered after-tax account providing the same investment options as the Husky DC Plan.

Other Compensation

To achieve a competitive total compensation package, we provide additional benefits at a level competitive with market practice. The other compensation that we provide includes an annual allowance, parking, financial and retirement planning services, matching of personal contributions to an investment plan of up to 5% of base salary and health and wellness services.

Retention Bonuses In connection with the Husky transaction, Cenovus established an employee retention program with respect to certain critical employees to, among other things, ensure that Cenovus retained key personnel to complete the Husky transaction, successfully integrate the businesses of Cenovus and Husky, and achieve the anticipated synergies and other benefits intended to be realized as a result of the business combination. Payments under the program were contingent on the successful close of the Husky transaction and were made to participants between six and 12 months following the date of the Husky transaction. None of Messrs. Pourbaix, Hart or McKenzie were eligible to participate in the program. Each of Messrs. Chiasson and Zieglgansberger participated in and met all of the criteria of the retention program and received cash payments in 2021 as detailed in the *Summary Compensation Table* in the *Compensation Discussion and Analysis – Compensation Tables* section of this Circular.

Husky Transaction Awards To reward the significant efforts in effecting the Husky transaction, Cenovus established a special incentive award for certain employees across both legacy companies. Eligible employees could receive up to their target bonus as an award, depending on the employee's respective level of contribution to the Husky transaction. The awards were a one-time cash payment for eligible non-executive employees, and a 2021 RSU grant for eligible executives that vested after one year. Messrs. Pourbaix, Hart, McKenzie and Zieglgansberger each received an RSU grant award in 2021 equal to 1.0x their annual performance bonus target for their contributions to the Husky transaction as detailed in the *Summary Compensation Table* in the *Compensation Discussion and Analysis – Compensation Tables* section of this Circular.

2021 EXECUTIVE COMPENSATION

2021 NAMED EXECUTIVE OFFICERS

The following are our Named Executive Officers (or "NEOs") for 2021:

Alexander J. Pourbaix	President & Chief Executive Officer
Jeffrey R. Hart	Executive Vice-President & Chief Financial Officer[1]
Jonathan M. McKenzie	Executive Vice-President & Chief Operating Officer[2]
Keith A. Chiasson	Executive Vice-President, Downstream
J. Drew Zieglgansberger	Executive Vice-President, Upstream – Conventional & Integration[3]

Notes:
(1) Mr. Hart was appointed Executive Vice-President & Chief Financial Officer effective January 1, 2021.
(2) Mr. McKenzie was appointed Executive Vice-President & Chief Operating Officer effective January 1, 2021.
(3) From January 1, 2021 until February 28, 2022, Mr. Zieglgansberger held the role of Executive Vice-President, Upstream – Conventional & Integration. He was appointed Executive Vice-President, Natural Gas & Technical Services effective March 1, 2022.

For the purposes of this Circular and the discussion below, "NEO" means any one of the five NEOs and total direct compensation includes base salary, annual performance bonus, and LTI awards for a performance year.

2021 EXECUTIVE COMPENSATION DECISIONS

The decisions made for the 2021 compensation of our President & Chief Executive Officer and the other NEOs as described in this Circular are based on our compensation philosophy to pay for performance and to align the interests of the NEOs with the interests of our shareholders, while balancing objectives of market competitiveness and retention. Cenovus continues with a prudent approach to executive compensation in response to change in business scope, market volatility and share price performance. Total direct compensation remains targeted at the 50th percentile of our Executive Compensation Peer Group.

Base Salaries

Mr. Pourbaix's base salary was increased to $1,250,000, which is placed between the 25th and 50th percentiles of the Executive Compensation Peer Group. Messrs. McKenzie and Chiasson's base salary increased 12%. The base salary for Mr. Hart, who was appointed the Executive Vice-President & Chief Financial Officer effective January 1, 2021, is aligned to between the 25th and 50th percentiles of the market, reflecting market competitiveness and the depth of his experience in this role. The 2021 base salary for Mr. Zieglgansberger was unchanged.

2021 Annual Performance Bonus Awards

The annual performance bonus rewards individual and corporate performance achieved in the year. The target opportunity is aligned to the 50th percentile of the Executive Compensation Peer Group. The target annual performance bonus award opportunity, payout range, and weightings for the NEOs are described under *Executive Compensation – Elements of Compensation.*

As described under *Executive Compensation – Elements of Compensation*, corporate performance is assessed by the HRC Committee and the Board using the corporate performance scorecard. The 2021 corporate performance scorecard (the "Corporate Performance Scorecard") emphasizes safety and environment, operational and financial measures. The Corporate Performance Scorecard is designed to be easy to understand for both shareholders and employees and to drive organizational efforts towards generating shareholder value. In 2021 the scorecard measures were revised to enhance alignment with the strategic business objectives of the new company. In addition to our historical focus on safety and environment and upstream operating costs, significant weighting was placed on achieving the synergy objectives of the Husky transaction and a downstream performance measure was added. The Board's assessment of the Corporation's performance relative to the 2021 Corporate Performance Scorecard targets is shown in the following table.

2021 Corporate Performance Scorecard					
Performance Measure	**Weighting**	**Target[(1)]**	**Actual Reported Results**	**2021 Corporate Performance Scorecard Adjusted Results**	**Weighted Score**
Safety & Environment	**15%**				
Total recordable injury frequency	5%	0.28	0.29	–	4.6%
Process safety performance (events)[(2)]	5%	20	20	–	5.0%
Upstream greenhouse gas emissions intensity (Kg CO_2e/BOE)	5%	57.84	52.44	–	10.0%
Operational	**25%**				
Upstream non-fuel operating costs ($/BOE)	12.5%	8.68	8.24	–	24.8%
Downstream mechanical availability (%)[(3)]	12.5%	97.0	97.6	–	20.0%
Financial	**60%**				
Corporate & operating synergies ($ millions)[(4)]	20%	423	796	–	40.0%
Capital allocation synergies ($ millions)[(5)]	20%	750	1,307	–	40.0%
Free funds flow ($ millions)[(6)]	20%	629	4,705	–	40.0%
2021 Corporate Performance Score					**184.5%[(7)]**

Notes:
(1) 2021 target performance is based on the 2021 Budget using US$46.64/bbl WTI, US$14.05/bbl WTI-WCS differential, C$2.59/mcf AECO, US$11.13 Chicago 3-2-1 and a US$-C$ exchange rate of $0.784.
(2) Cenovus employees are required to report all work-related injuries and other safety-related incidents. Reporting of injuries and incidents is a critical part of our safety management programs, and such reporting will not result in negative impact on the employee.
(3) Based on operated assets only. Solomon's measure showing the percentage of the year that a unit is available for processing after deducting the time spent on turnaround activity and all mechanical, process and regulatory downtime.
(4) Calculated based on realized synergies in 2021, including one-time savings not included in the calculation of run-rate synergies.
(5) Calculated as the reduction in annual sustaining capital (defined as capital expenditures excluding the Superior Rebuild project) in 2021 relative to the combined $3 billion estimate disclosed in the October 25, 2020 Husky transaction investor presentation.
(6) This is a non-GAAP measure and additional information is in the *Advisory* section at the end of this Circular.
(7) Total does not add due to rounding.

The Corporate Performance Scorecard results are reviewed by the HRC Committee and recommended to the Board for approval. The Corporate Performance Scorecard calculation was 184.5% for 2021. In assessing 2021 performance, the HRC Committee and the Board were satisfied that the Corporate Performance Score appropriately reflected Cenovus's performance and determined not to exercise discretion with respect to the 2021 Corporate Score. A discussion of the Corporation's 2021 performance can be found in the Corporation's year-end news release and associated disclosure available on cenovus.com.

The President & Chief Executive Officer's annual performance bonus award is measured based 80% on the corporate performance score and 20% on individual performance. Mr. Pourbaix's 2021 individual performance rating was 190 out of 200%. Combined with the corporate component, his 2021 bonus award was $2,900,000, or 186% of target annual performance bonus award opportunity.

Individual ratings for the other NEOs ranged from 140 to 180 out of 200%, resulting in annual performance bonus awards of 171% to 183% of target annual performance bonus award opportunity.

Key Results Considered in NEO 2021 Performance

NEO	Key Results Considered in 2021 Performance
Alexander J. Pourbaix President & Chief Executive Officer	• Fostered a strong safety culture, supporting both Total Recordable Injury Frequency and Process Safety events in line with target, and oversaw the establishment of a harmonized operating management system setting out standards for all operated sites and facilities • Drove the successful integration of Cenovus and Husky, including leading the Company to delivering over $1.2 billion of run rate synergies within the first year as a combined company • Delivered strong operational results including new quarterly production records at each of Christina Lake, Foster Creek and the Lloydminster Thermal business • Announced almost $2 billion of non-core asset sales, with the majority of proceeds expected in 2022 which will drive an accelerated reduction of Net Debt • Demonstrated leadership in ESG areas, including the adoption of ambitious new targets across five key focus areas for Cenovus's business and participating as a founding partner in the Oil Sands Pathways to Net Zero initiative • Reduced Net Debt to below $10 billion by the end of 2021, enabling increased returns to shareholders, including doubling the quarterly dividend and commencing share repurchases
Jeffrey R. Hart Executive Vice-President & Chief Financial Officer	• Led successful financial integration of the combined company, including delivery of Performance Management Reporting, financial system integration, and legal entity amalgamations • Drove the development and establishment of Cenovus's financial framework • Spearheaded efforts to successfully obtain investment grade credit ratings across all rating agencies • Derisked the capital structure leading the execution of refinancing and deleveraging activities that removed US$900 million of gross debt, extended debt portfolio by three years and generated annual interest savings of $43 million • Led ongoing insurance claims positioning the Company for increased recoveries • Guided discussions with lenders, fixed income investors, and insurers around the Company's ESG priorities successfully extending committed credit facilities, renewing insurance policies, and maintaining access to capital
Jonathan M. McKenzie Executive Vice-President & Chief Operating Officer	• Fostered a strong safety culture through integration of the combined business leading to realization of safety performance advancements in the Company's operations • Led work establishing a path forward for economically restarting the Superior Refinery rebuild, the Terra Nova asset life extension project and the West White Rose project • Championed the establishment of an operating ESG plan to support corporate targets for greenhouse gas emissions, Indigenous engagement, water usage, land reclamation and inclusion and diversity • Led the rollout of a streamlined operating management system for the combined company, integrating the best elements of Cenovus and Husky • Supported the delivery of operating and capital synergies of $1.2 billion announced as part of the Cenovus/Husky combination business case • Oversaw Upstream production growth to over 800,000 bbls/day, exceeding the budgeted and external guidance range
Keith A. Chiasson Executive Vice-President, Downstream	• Fostered a strong safety culture through integration of the combined business leading to realization of safety performance advancements in the Company's operations • Led restructuring of downstream manufacturing organization to add capability and capacity to create a culture of safe and reliable operations, progressing on the journey to a top quartile downstream operator • Led the Superior Refinery rebuild to sanctioning, supported the progression of construction through 2021 and added capabilities to ensure a safe restart of the facility in Q1 2023 • Demonstrated strategic leadership by initiating and executing a strategic assessment of retail assets, and entered into a definitive agreement for the sale of the non-core retail segment of $420 million while retaining the commercial segment to optimize vertical integration with our Lloydminster Upgrader and Refinery assets • Furthered the continuing optimization of Cenovus's heavy oil value chain by championing the utilization of commercial capability to fully optimize downstream assets including pipe positions, tanks and rail to reduce volatility and enhance our Upstream margins • Furthered long-term achievement of Climate & GHG Emissions target by leading the Minnedosa Carbon Capture and Sequestration project, which is designed to capture 120 kilotons of scope 1 CO_2 emissions annually, towards a sanction decision
J. Drew Zieglgansberger Executive Vice-President, Upstream – Conventional & Integration[1]	• Fostered a strong safety culture through integration of the combined business leading to realization of safety performance advancements in the Company's operations • Led the integration of Husky to enable Cenovus to exceed synergy targets of $1.2 billion with no business interruption • Led establishment of a revised development plan for the Conventional portfolio to support value capture synergies • Delivered a strategy to optimize the Conventional business • Led the development and establishment of a Conventional-specific plan to support corporate targets for each of Cenovus's five ESG focus areas • Completed an emission reduction project across the Conventional operating portfolio, ahead of schedule, to reduce methane emissions by 190,000 tons of CO_2 equivalent per year

Note:
(1) From January 1, 2021 until February 28, 2022, Mr. Zieglgansberger held the role of Executive Vice-President, Upstream – Conventional & Integration. He was appointed Executive Vice-President, Natural Gas & Technical Services effective March 1, 2022.

Long-Term Incentives

Decisions about 2021 LTI grants were made in February 2021. Mr. Pourbaix's 2021 total grant value was $8.25 million and consisted of 50% Options and 50% PSUs (1,238,738 Options and 474,781 PSUs). Similarly, grants for the other NEOs consisted of 50% Options and 50% PSUs. The allocation has remained constant year-over-year. Aggregate values are around the 50th percentile.

The 2019 PSUs completed vesting with a combined performance multiplier of 1.8616 and were paid in 2022. The grant was based on RTSR performance over four periods which is summarized in the table below:

Performance Period	Weighting	Cenovus TSR	RTSR Performance	Performance Multiplier
January 1, 2019 to December 31, 2019	20%	25%	100th percentile	2.00
January 1, 2020 to December 31, 2020	20%	-41%	37th percentile	0.62
January 1, 2021 to December 31, 2021	20%	115%	83rd percentile	2.00
January 1, 2019 to December 31, 2021	40%	58%	84th percentile	2.00

CEO Pay Opportunity vs. Realizable Pay

Alignment of our President & Chief Executive Officer's compensation experience to the experience of our shareholders is illustrated in the following table, comparing the grant date pay opportunity of TDC (as reflected in the *Summary Compensation Table* in the *Compensation Discussion and Analysis – Compensation Tables* section of this Circular) relative to the realizable TDC, which fluctuates based on the share price (measured as of December 31, 2021). The table also compares the realizable value of $100 of granted pay to the President & Chief Executive Officer in relation to the value of $100 invested in Common Shares over the same periods. Mr. Pourbaix was appointed President & Chief Executive Officer on November 6, 2017, and therefore the following table reflects Mr. Pourbaix's total direct compensation beginning in 2018, the first full year of his leadership with Cenovus.

Period	CEO TDC Pay Opportunity[1]	CEO Realizable Pay TDC[2]	Performance Period	Value of $100	
				President & CEO[3]	Shareholder Cumulative Value[4]
2021	13,749,985	22,462,336	2020-12-31 to 2021-12-31	163	202
2020	9,302,203	12,924,388	2019-12-31 to 2021-12-31	139	121
2019	8,839,992	14,549,990	2018-12-31 to 2021-12-31	165	169
2018	6,379,993	11,299,195	2017-12-31 to 2021-12-31	177	144
2018-2021	38,272,173	61,235,909	2017-12-31 to 2021-12-31	160	144

Notes:
(1) Represents base salary, annual performance bonus and grant date fair value of LTIs granted in the referenced year, as reported in the *Summary Compensation Table* in the *Compensation Discussion and Analysis – Compensation Tables* section of this Circular.
(2) The realizable TDC includes base salary and annual performance bonus earned in the referenced year (as reported in the "Salary" and the "Non-Equity Incentive Plan Compensation – Annual Incentive Plan" columns of the *Summary Compensation Table*), and the LTIs granted in the referenced year valued as follows: (i) value (market price received less exercise price) of any Options that were granted in that year that were exercised as at or prior to December 31, 2021, if applicable; (ii) "in-the-money" attributed as at December 31, 2021 to Options that were granted in the referenced year that had not been exercised as at December 31, 2021, based on the closing price of the Common Shares on the TSX on December 31, 2021 of $15.51; (iii) value attributed as at December 31, 2021 to PSUs granted in the referenced year that had not vested as at December 31, 2021, assuming performance at Target and related PSU Performance Score of 1.0 times, and based on the closing price of the Common Shares on the TSX on December 31, 2021 of $15.51; and (iv) value attributed as at December 31, 2021 to RSUs granted in the referenced year, which were not yet eligible for payout as at December 31, 2021, based on the closing price of the Common Shares on the TSX on December 31, 2021 of $15.51.
(3) Represents the realizable value to the President & Chief Executive Officer for each $100 awarded in the *Summary Compensation Table* for the period as indicated, and ending December 31, 2021.
(4) Represents the cumulative value of a $100 investment in Common Shares made on the first trading day of the period indicated, assuming quarterly dividend reinvestment.

Performance Graph

The following performance graph illustrates the cumulative TSR for Cenovus on the TSX of $100 invested in Common Shares of the Corporation over the period beginning January 1, 2016 and ending December 31, 2021 compared to $100 invested in the S&P/TSX Composite Index and the S&P/TSX Energy Index over the same period, assuming quarterly reinvestment of dividends. The average NEO TDC pay opportunity in 2021 has increased from prior years to reflect the change in business scope and size since the Husky transaction. The trend in average TDC Opportunity and Realizable TDC is aligned with the shareholder experience, primarily due to the significant portion of variable-based compensation delivered through LTIs and annual performance bonus.



	2016	2017	2018	2019	2020	2021	Compounded Annual Growth Rate[2]
Cenovus Common Shares (TSX) ($)*	100	58	49	68	41	83	-3.7%
S&P/TSX Composite Index ($)*	100	109	99	122	129	161	10.0%
S&P/TSX Energy Index ($)*	100	93	76	92	68	101	0.3%
S&P/TSX Capped Energy Index ($)*	100	89	66	72	47	88	-2.6%
Cenovus NEO Average TDC Pay Opportunity ($ thousands)[3][4]	4,071	3,179	3,291	4,202	4,097	5,594	N/A
Cenovus NEO Average Realizable Pay TDC ($ thousands)[5][6]	1,517	2,152	5,270	6,761	5,573	8,925	N/A

Notes:
*   Source: Bloomberg
(1) In 2019, 2020 and 2021, our NEOs have only realized a portion of their pay opportunity; specifically, actual base salary paid, actual bonus paid, and Options that have vested for the 2019 and 2020 grant only. What is yet to be realized are the share-based awards and unvested Options, granted in the referenced year.
(2) The compounded annual growth rate shown represents the time period from December 31, 2016 to December 31, 2021.
(3) Represents average, for the NEOs reported by Cenovus in the respective year of disclosure, of the sum of amounts reported in the "Salary", "Share-based Awards", "Option-based Awards", and "Non-Equity Incentive Plan Compensation – Annual Incentive Plans" columns of the *Summary Compensation Table* of the management information circular or management proxy circular (as applicable) in respect of the annual meeting of shareholders of Cenovus held in the year immediately following the date indicated.
(4) The weighted average of the combined TDC for Mr. Pourbaix and Mr. Ferguson, our former President & Chief Executive Officer, is included in the average of the NEOs for 2017.
(5) Represents average realizable TDC of the NEOs for the referenced year as reported in the *Summary Compensation Table* in the Management Information Circular of the Corporation for the referenced year. The realizable TDC includes base salary and annual performance bonus earned in the referenced year (as reported in

the "Salary" and the "Non-Equity Incentive Plan Compensation – Annual Incentive Plan" columns of the *Summary Compensation Table*, and the LTIs granted in the referenced year valued as follows: (i) value (market price received less exercise price) of any Options that were granted in that year that were exercised as at or prior to December 31, 2021, if applicable; (ii) "in-the-money" attributed as at December 31, 2021 to Options that were granted in the referenced year that had not been exercised as at December 31, 2021, based on the closing price of the Common Shares on the TSX on December 31, 2021 of $15.51; (iii) value attributed as at December 31, 2021 to PSUs granted in the referenced year that had not vested as at December 31, 2021, assuming performance at Target and related PSU Performance Score of 1.0 times, and based on the closing price of the Common Shares on the TSX on December 31, 2021 of $15.51; and (iv) value attributed as at December 31, 2021 to RSUs granted in the referenced year, which were not yet eligible for payout as at December 31, 2021, based on the closing price of the Common Shares on the TSX on December 31, 2021 of $15.51.

(6) The weighted average of the combined TDC for Mr. McKenzie and Mr. Ruste, our former Executive Vice-President & Chief Financial Officer, is included in the average of the NEOs for 2018.

COMPENSATION TABLES

Summary Compensation Table

The following table sets out the compensation paid to our NEOs for the years ended December 31, 2019, 2020 and 2021.

Name and Principal Position	Year	Salary ($)	Share-based Awards[1] ($)	Option-based Awards[2] ($)	Non-Equity Incentive Plan Compensation Annual Incentive Plans[3] ($)	Pension Value[4] ($)	All Other Compensation[5] ($)	Total Compensation ($)
Alexander J. Pourbaix President & Chief Executive Officer	2021	1,225,000	5,499,987[6]	4,124,998	2,900,000	133,200	110,710	13,993,895
	2020	961,458	3,519,997	3,519,998	1,300,750	108,917	100,879	9,511,999
	2019	1,000,000	2,874,994	2,874,998	2,090,000	112,000	94,325	9,046,317
Jeffrey R. Hart Executive Vice-President & Chief Financial Officer[7]	2021	520,000	1,036,294[6]	649,999	622,986	57,200	55,096[8]	2,941,575
	2020	–	–	–	–	–	–	–
	2019	–	–	–	–	–	–	–
Jonathan M. McKenzie Executive Vice-President & Chief Operating Officer	2021	700,000	1,968,790[6]	1,499,999	1,008,840	381,456	80,600	5,639,685
	2020	587,500	1,249,996	1,249,998	449,531	254,332	75,128	3,866,485
	2019	625,000	1,249,990	1,250,000	763,125	153,488	77,275	4,118,878
Keith A. Chiasson Executive Vice-President, Downstream	2021	537,600	799,992	799,999	655,361	279,486	567,412[9]	3,639,850
	2020	450,875	659,988	659,998	377,664	183,798	79,075	2,411,398
	2019	457,500	849,982	549,999	492,063	95,104	77,350	2,521,998
J. Drew Zieglgansberger Executive Vice-President, Upstream – Conventional & Integration[10]	2021	610,000	1,226,991[6]	799,999	782,051	278,575	691,020[11]	4,388,636
	2020	571,958	884,489	884,499	409,493	236,191	76,342	3,062,972
	2019	591,667	799,998	799,998	671,160	316,359	79,508	3,258,690

Notes:

(1) The fair value of share-based awards on the grant date is calculated based on the market value of the Common Shares on the grant date for PSUs, RSUs and DSUs, as applicable. The methodology used to calculate the fair value of share-based awards is the same as the value reported for accounting purposes.

(2) The fair value of Option-based awards are calculated using the Black-Scholes-Merton valuation model for Options. The grant date for all Option-based awards was on the February date shown in the table below for the respective years. The assumptions and fair value for Options for the respective grant dates are set out below. The methodology used to calculate the fair value of Option-based awards is the same as the value reported for accounting purposes.

Grant Date	February 25, 2019	February 25, 2020	February 22, 2021
Common Share Price	$11.53	$11.73	$8.69
Volatility	31.01%	29.74%	40.55%
Expected Life	4.5 years	5.0 years	5.76 years
Risk-Free Rate	1.79%	1.19%	0.64%
Grant Date Fair Value	$2.93	$2.27	$3.33

(3) Reflects the annual performance bonus award earned by the NEO in the noted year. At the election of the NEO, all or a portion of their respective annual performance bonus award may be received in DSUs.

(4) Pension value is the Compensatory Change shown in the *Defined Benefit Pension Table* or the *Defined Contribution Pension Table*. With respect to the Cenovus DB Plan: the pension value includes the projected pension earned during the year adjusted by gains or losses on the NEO's entire defined benefit obligation when actual earnings differ from estimated; pension values reported annually vary due to underlying discount rate changes and other assumptions; and the amounts shown do not reflect payments made to the NEO during the applicable year.

(5) All Other Compensation represents an annual allowance of $39,600 paid to all NEOs other than Mr. Hart, for parking, financial and retirement planning services, matching of personal contributions to an investment plan of up to 5% of base salary and health and wellness services.

(6) Messrs. Pourbaix, Hart, McKenzie and Zieglgansberger each received an RSU grant award in 2021 equal to 1.0 time their annual performance bonus target for their contributions to the Husky transaction. See *Elements of Compensation – Other Compensation – Husky Transaction Awards*.

(7) Mr. Hart was appointed Executive Vice-President & Chief Financial Officer of Cenovus effective January 1, 2021. Prior to January 1, 2021, Mr. Hart was Chief Financial Officer of Husky.

(8) Mr. Hart's All Other Compensation includes parking, vehicle allowance, health and wellness services and employer contributions to savings plan programs.

(9) Mr. Chiasson's 2021 All Other Compensation includes payment of a cash payment of $480,000 relating to a retention bonus which payment was contingent on the successful close of the Husky transaction. See *Elements of Compensation – Other Compensation – Retention Bonuses*.

(10) Mr. Zieglgansberger was appointed Executive Vice-President, Natural Gas & Technical Services effective March 1, 2022. From January 1, 2021 to February 28, 2022, Mr. Zieglgansberger was Executive Vice-President, Upstream – Conventional & Integration.

(11) Mr. Zieglgansberger's 2021 All Other Compensation includes payment of a cash payment of $610,000 relating to a retention bonus which payment was contingent on the successful close of the Husky transaction. See *Elements of Compensation – Other Compensation – Retention Bonuses*.

Outstanding Option-based and Share-based Awards

The following table outlines certain information regarding all Option-based awards and share-based awards outstanding for the NEOs as at December 31, 2021. For further details, see *Long-Term Incentives* in the *Executive Compensation Program Design* section of this Circular.

Name	OPTION-BASED AWARDS					SHARE-BASED AWARDS		
	Number of Securities Underlying Unexercised Options[1] (#)	Original Grant Date	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options[2] ($)	Number of Shares or Units That Have Not Vested[3] (#)	Market or Payout Value of Share-based Awards That Have Not Yet Vested[4] ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed[5] ($)
Alexander J. Pourbaix	1,238,738	22-Feb-2021	8.69	22-Feb-2028	8,450,423	1,208,625	18,745,775	1,165,910
	1,550,660	25-Feb-2020	11.73	25-Feb-2027	5,861,495			
	981,228	25-Feb-2019	11.53	25-Feb-2026	3,905,287			
	986,842	27-Feb-2018	9.48	27-Feb-2025	5,950,657			
	714,286	07-Nov-2017[6]	14.27	07-Nov-2024	885,715			
Jeffrey R. Hart[7]	195,195	22-Feb-2021	8.69	22-Feb-2028	1,331,581	120,108	1,862,867	0
	131,089	23-Mar-2020[9]	3.54[10]	22-Mar-2025	1,569,135			
	106,095	08-Mar-2019[9]	18.35[10]	07-Mar-2024	0			
	64,329	17-Dec-2018[9]	19.85[10]	16-Dec-2023	0			
	23,009	15-Aug-2018[9]	27.88[10]	14-Aug-2023	0			
	22,397	09-Mar-2018[9]	21.74[10]	08-Mar-2023	0			
	22,397	08-Mar-2017[9]	20.60[10]	07-Mar-2022	0			
Jonathan M. McKenzie[11]	450,450	22-Feb-2021	8.69	22-Feb-2028	3,072,880	451,860	7,008,344	0
	550,660	25-Feb-2020	11.73	25-Feb-2027	2,081,495			
	426,621	25-Feb-2019	11.53	25-Feb-2026	1,697,952			
	398,089	05-Apr-2018[12]	11.01	05-Apr-2025	1,791,401			
Keith A. Chiasson	240,240	22-Feb-2021	8.69	22-Feb-2028	1,638,869	200,808	3,114,537	0
	290,748	25-Feb-2020	11.73	25-Feb-2027	1,099,027			
	187,713	25-Feb-2019	11.53	25-Feb-2026	747,098			
	145,504	27-Feb-2018	9.48	27-Feb-2025	877,389			
	27,508	04-Apr-2017	14.95	04-Apr-2024	15,404			
	23,522	01-Sep-2016	18.95	01-Sep-2023	0			
J. Drew Zieglgansberger	240,240	22-Feb-2021	8.69	22-Feb-2028	1,638,869	292,791	4,541,195	256,650
	389,647	25-Feb-2020	11.73	25-Feb-2027	1,472,866			
	273,037	25-Feb-2019	11.53	25-Feb-2026	1,086,687			
	263,157	27-Feb-2018	9.48	27-Feb-2025	1,586,837			
	154,147	04-Apr-2017	14.95	04-Apr-2024	86,322			
	154,147	02-May-2016	19.89	02-May-2023	0			
	62,849	23-Feb-2015	22.22	23-Feb-2022	0			

Notes:

(1) The number of securities underlying unexercised Options includes both vested and unvested Options.

(2) The value of unexercised "in-the-money" Options is based on the closing price of the Common Shares on the TSX on December 31, 2021 of $15.51.

(3) The number of shares or units that have not vested includes the amount of PSUs granted to the NEOs in 2019, 2020 and 2021 plus the number of dividend equivalents credited in 2019, 2020 and 2021 associated with those PSUs granted, rounded to the next whole unit. The PSUs and associated dividend equivalents become eligible to vest based on achievement of RTSR for all outstanding PSU grants, and in the case of the 2019 PSU grant, Net Debt, as discussed under *Long-Term Incentives* in the *Executive Compensation Program Design* section of this Circular and may not become eligible to vest and may be cancelled. The RSUs and associated dividend equivalents vest after one year in accordance with the provisions of the respective grant agreements.

(4) The market or payout value of share-based awards that have not yet vested assumes target performance is achieved and is based on the closing price of the Common Shares on the TSX on December 31, 2021 of $15.51 and the actual number of units (not rounded).

(5) The market or payout value of vested share-based awards not paid out or distributed represents DSUs granted to Mr. Zieglgansberger upon promotion, and Mr. Pourbaix upon joining Cenovus and is based on the closing price of the Common Shares on the TSX on December 31, 2021 of $15.51.

(6) Mr. Pourbaix joined Cenovus on November 6, 2017. He received an Option grant upon joining Cenovus.

(7) Mr. Hart was appointed Executive Vice-President & Chief Financial Officer of Cenovus effective January 1, 2021. Prior to January 1, 2021, Mr. Hart was Chief Financial Officer of Husky. For the purposes of this table, Mr. Hart's stock options for the years 2017, 2018, 2019 and 2020 are Replacement Options granted by Cenovus on January 1, 2021 pursuant to the Husky transaction in exchange for Mr. Hart's Husky Options.

(8) The number of securities underlying unexercised Replacement Options includes both vested and unvested Replacement Options. The number of Replacement Options is equal to the number of Husky common shares that were issuable upon exercise of any Husky Options outstanding immediately prior to giving effect to the Husky transaction on January 1, 2021 multiplied by 0.7845 and rounded down to the nearest whole share.

(9) Reflects the original date of grant of the Husky Options, which were transferred to Cenovus in exchange for Replacement Options on January 1, 2021.

(10) The exercise price for each Replacement Option was the exercise price of the Husky Options transferred to Cenovus in exchange for the Replacement Options divided by 0.7845 and rounded up to the nearest whole cent.

(11) Mr. McKenzie was appointed Executive Vice-President & Chief Operating Officer effective January 1, 2021.

(12) Mr. McKenzie joined Cenovus on April 5, 2018 and was appointed as Cenovus's Executive Vice-President & Chief Financial Officer on May 1, 2018. He received an Option grant upon joining Cenovus.

Incentive Plan Awards – Value Vested or Earned During the Year

This table provides the value of Option-based and share-based awards that vested during 2021 for each of the NEOs and the value of non-equity incentive plan compensation earned by each of the NEOs in 2021.

Name	Option-based Awards Value Vested During the Year[1] ($)	Share-based Awards Value Vested During the Year[2] ($)	Non-Equity Incentive Plan Compensation Value Earned During the Year[3] ($)
Alexander J. Pourbaix	0	3,524,663	2,900,000
Jeffrey R. Hart	254,748[4]	0	622,986
Jonathan M. McKenzie	0	2,707,171	1,008,840
Keith A. Chiasson	0	519,692	655,361
J. Drew Zieglgansberger	0	939,909	782,051

Notes:
(1) The value vested during the year is calculated on the assumption that the NEO exercised the Option-based awards on the date they vested.
(2) The value vested during the year is calculated as the number of PSUs and RSUs vested multiplied by the closing price of the Common Shares on the TSX on February 26, 2021 of $9.42 for Messrs. Pourbaix, Chiasson and Zieglgansberger and April 1, 2021 of $9.86 for Mr. McKenzie.
(3) Includes the amount of the annual performance bonus awards earned by the NEOs in 2021, as paid in 2022.
(4) Includes the value of Replacement Options that vested during 2021.

Defined Benefit Plan Table

The following table outlines the estimated annual benefits, accrued pension obligations and compensatory and non-compensatory changes under the Cenovus DB Plan.

Name	Number of Years of Credited Service (#)	Annual Benefits Payable ($) At Year End	Annual Benefits Payable ($) At Age 65	Opening Present Value of Defined Benefit Obligation[1] ($)	Compensatory Change[2] ($)	Non-Compensatory Change[3] ($)	Closing Present Value of Defined Benefit Obligation[1] ($)
Alexander J. Pourbaix[4]	–	–	–	–	–	–	–
Jeffrey R. Hart[5]	–	–	–	–	–	–	–
Jonathan M. McKenzie	2.5000[6]	40,852	209,708	449,530	381,456	(63,281)	767,705
Keith A. Chiasson	2.5000[6]	25,902	173,540	332,074	279,486	(56,716)	554,844
J. Drew Zieglgansberger	12.0833[6]	185,825	471,611	3,199,428	278,575	(462,621)	3,015,382

Notes:
(1) The Cenovus DB Plan obligation (as defined by Form 51-102F6 *Statement of Executive Compensation*) on the date specified is determined using the same methodology and assumptions disclosed in the notes to Cenovus's consolidated financial statements for the year ended December 31, 2021.
(2) Represents the projected pension earned for service during the year (service cost) net of employee contributions adjusted by gains or losses on the NEO's entire Cenovus DB Plan obligation when actual earnings differ from estimated. The amounts shown do not reflect payments made to the NEO during the year.
(3) Includes interest on the Cenovus DB Plan obligation for the period, employee contributions plus changes in the discount rate, inflation rate and other net experience as at December 31, 2021.
(4) Mr. Pourbaix participates in the Cenovus DC Plan option. His pension values are shown in the *Defined Contribution Plan Table* in this section.
(5) Mr. Hart participates in the Husky DC Plan option. His pension values are shown in the *Defined Contribution Plan Table* in this section.
(6) Messrs. McKenzie and Chiasson each elected to join the Cenovus DB Plan effective July 1, 2019. Mr. Zieglgansberger elected to join the Cenovus DB Plan, when first eligible, with past service credited to December 1, 2009.

Defined Contribution Plan Table

The following table outlines the change in value of Cenovus DC Plan and Husky DC Plan holdings in 2021.

Name	Accumulated Value at Start of Year ($)	Compensatory[1] ($)	Accumulated Value at Year End[2] ($)
Alexander J. Pourbaix[3]	361,834	133,200	529,145
Jeffrey R. Hart[4]	364,611	57,200	514,252
Jonathan M. McKenzie[5]	86,517	–	93,248
Keith A. Chiasson[5]	123,478	–	141,029
J. Drew Zieglgansberger[5]	345,279	–	410,017

Notes:
(1) Employer contributions made during the year ended December 31, 2021.
(2) Includes investment performance during the year ended December 31, 2021.
(3) Mr. Pourbaix joined the Cenovus DC Plan option effective December 1, 2017.
(4) Mr. Hart joined the Husky DC Plan option effective October 1, 2010.
(5) Messrs. McKenzie, Chiasson and Zieglgansberger are accruing benefits under the Cenovus DB Plan and do not receive further contributions to the Cenovus DC Plan.

Termination and Change of Control Benefits

We entered into change of control agreements with each of our NEOs, excluding Mr. Hart. Cenovus has assumed the executive employment agreement originally executed between Mr. Hart and Husky. Cenovus has not entered into any other agreements with our NEOs providing for pre-determination of any payments in connection with termination of employment; any specific payments in connection with termination without cause would be determined at the time of termination in accordance with common law principles.

Change of Control Benefits

Change of Control Agreements

The change of control agreements that have been entered with Messrs. Pourbaix, McKenzie, Chiasson and Zieglgansberger provide for a "double trigger" for payment of severance benefits in the event of a change of control. First, a change of control (as defined in the agreement) must occur. Secondly, the employment of the executive officer must terminate (other than for cause, disability, retirement or death), which would include termination of the executive officer for the following specified reasons:

- a material reduction in responsibilities or in salary, annual bonus, incentive plans and benefits;
- a failure to pay any portion of current compensation (without consent);
- a forced relocation;
- the failure to obtain agreement from a successor to assume and perform the change of control agreement; and
- the disposition of all or substantially all of the assets of Cenovus.

The change of control agreements with all of the NEOs provide for the following severance benefits, should both aspects of the double trigger be activated (i.e., a change of control and termination of employment):

- A lump sum severance payment representing the amount of salary and bonus for a period of 24 months based on the average of the bonus payments paid to the NEO over the preceding three-year period.
- Other compensation which includes annual allowance, investment plan matching, financial and retirement planning services, and health and wellness services for a period of 24 months.
- LTIs (Options, PSUs, RSUs and DSUs) vest in accordance with the terms of the respective grant agreement as follows:
  - all Options would immediately vest and be available for exercise for a period of 24 months or the date of expiry of the Option, whichever is earlier;
  - PSUs would vest immediately and be paid out with the number of vested PSUs calculated based on an achievement multiplier of one times the number of PSUs granted, unless a previously determined achievement multiplier has been determined;
  - any RSUs would vest immediately and be paid out; and
  - any DSUs would vest immediately and be paid out.
- Pension benefits continue to accrue for a period of 24 months.

Executive Employment Agreement

The executive employment agreement in place with Mr. Hart provides for a "double trigger" for payment of severance benefits in the event of a change of control. First, a change of control (as defined in the agreement) must occur. Secondly, Mr. Hart's employment must terminate either a result of termination by Cenovus without just cause or termination by Mr. Hart within six months of the change of control.

The executive employment agreement with Mr. Hart provides for the following severance benefits, should both aspects of the double trigger be activated (i.e., a change of control and termination of employment):

- A lump sum retiring allowance equal to two-times Mr. Hart's base salary ("Retiring Allowance").
- All accrued and unpaid vacation days.
- Group benefits for a period of 24 months or a lump sum payment equal to 15% of the Retiring Allowance.
- LTIs (Options, Replacement Options, PSUs, RSUs and DSUs) vest in accordance with the terms of the respective grant agreement as follows:
  - all Options would immediately vest and be available for exercise for a period of 24 months or the date of expiry of the Option, whichever is earlier;
  - Unless otherwise determined by the Board, the vested Replacement Options would be available for exercise for a period of 90 days following termination and unvested Replacement Options would be forfeited;

- o PSUs would vest immediately and be paid out with the number of vested PSUs calculated based on an achievement multiplier of one times the number of PSUs granted, unless a previously determined achievement multiplier has been determined;
  - o any RSUs would vest immediately and be paid out; and
  - o any DSUs would vest immediately and be paid out.
- Financial and retirement planning services.

Long-Term Incentive Grant Agreements

For employees who are not party to a change of control agreement or an executive employment agreement with the Corporation, the terms of the grant agreements applicable to each type of LTI on a change of control will apply. Starting in 2021, all LTI grants were subject to double-trigger change of control provisions. LTI grants made prior to 2021 provided that upon a change of control Options will immediately vest and PSUs will become eligible and immediately vest based on target, meaning that the maximum number of PSUs will not vest but rather, one times the number of PSUs granted will vest in respect of any PSU grant for a performance period for which an achievement multiplier has not yet been determined. Vested Replacement Options will remain exercisable for 90 days following without cause termination or resignation; however, if employment is not terminated, Replacement Options will continue unaltered unless otherwise determined by the Board. Unvested RSUs would vest immediately and be paid out on the basis of market value at the time.

Termination and Change of Control Benefits Table

The following table illustrates the estimated incremental payments, payables and benefits that would have been made to each of the NEOs pursuant to change of control agreements between the Corporation and each NEO, or in the case of Mr. Hart, pursuant to the executive employment agreement between the Corporation and Mr. Hart, and pursuant to the Stock Option Plan, the Husky Option Plan, our PSU Plan and our RSU Plan as a result of the triggering events identified below, in each case assuming that such event occurred on December 31, 2021.

The table does not include the value of payments, payables and benefits already available to the NEO at December 31, 2021, such as Options, Replacement Options, PSUs and RSUs that had already vested at such date. As at December 31, 2021, there are no other agreements in place between the Corporation and any of our NEOs providing for incremental payments, payables or benefits on termination (whether voluntary, involuntary or constructive), resignation or retirement.

Name	Triggering Event	Payment ($)	Long-Term Incentives[1] ($)	Total ($)
Alexander J. Pourbaix	Termination Without Cause[2][3]	–	–	–
	Termination With Cause[4]	–	–	–
	Change of Control[5]	5,839,136[6]	37,276,471	43,115,607
	Retirement/Resignation[7]	–	–	–
Jeffrey R. Hart	Termination Without Cause[2]	1,196,000	–	1,196,000
	Termination With Cause[4]	–	–	–
	Change of Control	1,196,000[8]	4,338,684[9]	5,534,684
	Retirement/Resignation[7]	–	–	–
Jonathan M. McKenzie	Termination Without Cause[2][3]	–	–	–
	Termination With Cause[4]	–	–	–
	Change of Control[5]	3,169,977[10]	14,069,201	17,239,178
	Retirement/Resignation[7]	–	–	–
Keith A. Chiasson	Termination Without Cause[2][3]	–	–	–
	Termination With Cause[4]	–	–	–
	Change of Control[5]	2,260,014[10]	6,666,695	8,926,709
	Retirement/Resignation[7]	–	–	–
J. Drew Zieglgansberger	Termination Without Cause[2][3]	–	–	–
	Termination With Cause[4]	–	–	–
	Change of Control[5]	2,801,056[10]	8,813,812	11,614,868
	Retirement/Resignation[7]	–	–	–

Notes:

(1) The value of LTIs is calculated by multiplying the number of Options that would vest on a change of control by the difference between the grant price and the closing price of the Common Shares on the TSX on December 31, 2021 of $15.51, and then adding the number of PSUs and RSUs that would vest on a change of control multiplied by the closing price of the Common Shares on the TSX on December 31, 2021 of $15.51. No accelerated vesting occurs under other triggering events listed.

(2) Represents termination of the employment of the NEO by Cenovus other than for cause.

(3) Cenovus has not entered into any agreements, other than the change of control agreements with the Messrs. Pourbaix, McKenzie, Chiasson and Zieglgansberger, providing for pre-determination of any payments in connection with termination of employment; any specific payments in connection with termination without cause would be determined at the time of termination, in accordance with common law principles.

(4) Represents termination of the employment of the NEO by Cenovus for cause.

(5) Assumes that first, a change of control (as defined in the change of control agreement) must occur; and second, the employment of the executive officer must terminate (other than for cause, disability, retirement or death), as further described above under the headings *Change of Control Agreements* and *Long-Term Incentive Grant Agreements*.

(6) Includes the incremental value of pension benefits. Mr. Pourbaix would be compensated based on an additional 24 months of pensionable service in the Cenovus DC Plan. The incremental lump sum pension value is equal to 8% of annual base salary plus bonus (capped at 40% of base salary) over the 24 months of additional service.

(7) Represents voluntary retirement or voluntary resignation of the NEO.

(8) Assumes first, a change of control must occur; and second, termination of employment either resulting from termination by Cenovus without just cause or termination by Mr. Hart within six months of the change of control, as further described under the headings *Executive Employment Agreement*.

(9) Refer to *Executive Employment Agreement* section for a description of treatment of Mr. Hart's Long-Term Incentives following a change of control.

(10) Includes the incremental value of pension benefits. Pensionable earnings during the 24 month period is based on annual base salary plus the average of the annual performance bonus (capped at 40% of salary) in the three-year period preceding the change of control and termination of employment. The early retirement reduction factor applicable under the Cenovus Energy Inc. Canadian Supplemental Pension Plan is calculated at the age the executive would have attained at December 31, 2023. This incremental lump sum pension value is equal to the difference between the actuarial present values of the executive officer's pension, as modified, less the accrued pension, unmodified, using the commuted value basis for the Cenovus DB Plan as of December 31, 2021. The discount rates used are 2.3% for ten years and 3.4% thereafter.

Executive Share Ownership Status

Ownership guidelines for Cenovus's executives are discussed under the heading *Executive Share Ownership Guidelines* in the *Compensation Discussion and Analysis – Compensation Governance* section of this Circular. The following table sets forth the share ownership guidelines and the value of the beneficial shareholdings of the NEOs as at March 1, 2022, unless otherwise noted.

Executive Share Ownership Summary				
Name	Share Ownership Guideline (times annual base salary)	Value of Beneficial Shareholdings [1][2]	Share Ownership Multiple	Status
Alexander J. Pourbaix	6.0	$20,507,550	15.78	In compliance
Jeffrey R. Hart	3.0	$1,550,962	2.77	In compliance[3]
Jonathan M. McKenzie	3.0	$8,584,299	11.30	In compliance[3]
Keith A. Chiasson	3.0	$3,692,665	6.78	In compliance[3]
J. Drew Zieglgansberger	3.0	$4,336,771	7.11	In compliance

Notes:

(1) The value of beneficial shareholdings was determined using the greater of the average weighted purchase price in the case of Common Shares or the average weighted grant price in the case of DSUs and the share price at the time of measurement. In addition, beneficial holdings also include unvested tranches of performance share units wherein the performance for a period has been locked in valued at the greater of the grant price or the share price at the time of measurement.

(2) These values do not include Common Shares acquired since December 31, 2021 as a result of Cenovus matching of personal contributions pursuant to the Corporation's investment plan.

(3) Messrs. Hart, McKenzie and Chiasson have until January 1, 2026, April 5, 2023 and March 1, 2024, respectively, to achieve the guideline of 3.0 times annual base salary.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, no current or proposed director, executive officer or employee of Cenovus, or any former director, executive officer or employee of Cenovus, or any associate of any of the foregoing, is, or has been at any time during 2021, indebted to Cenovus or any of its subsidiaries, either in connection with the purchase of Cenovus's securities or otherwise.

ADDITIONAL INFORMATION

There is no physical location for the Meeting. The Meeting will be held on Wednesday, April 27, 2022 at 1:00 p.m. Calgary time in a virtual-only format that will be conducted via live webcast accessible at **https://web.lumiagm.com/427952573** and password "**cenovus2022**" (case sensitive). Detailed instructions about how to participate in the Meeting can be found under the heading, *"Voting and Proxy – Questions and Answers"*. Our financial information is contained in our audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2021, which is available on the Corporation's profile on SEDAR at sedar.com and EDGAR at sec.gov, and on our website at cenovus.com.

If you have any difficulties accessing the Meeting, please visit our webcast provider's Frequently Asked Questions page on their website at **https://go.lumiglobal.com/faq**, which also contains their virtual assistant "LumiBot", or contact them directly at support@lumiglobal.com.

According to Canadian law, shareholder proposals can only be considered for the annual meeting of Common shareholders if they are submitted by a specific date. The final date by which Cenovus must receive shareholder proposals for the annual meeting of shareholders of Cenovus to be held in 2023 is November 30, 2022. Such proposals must also comply with all applicable provisions of the *Canada Business Corporations Act* and its regulations. All proposals should be sent by registered mail to the Corporate Secretary, Cenovus Energy Inc., 225 – 6 Avenue S.W., P.O. Box 766, Calgary, Alberta, Canada, T2P 0M5.

Cenovus's by-laws incorporate advance notice provisions with respect to director nominations (the "Advance Notice By-Law"). The purpose of the Advance Notice By-Law is to provide shareholders with guidance on the process for nominating directors, ensure an orderly and efficient meeting process and provide all shareholders the opportunity to evaluate and review the proposed candidates. The Advance Notice By-Law applies to annual meetings of shareholders or a special meeting of shareholders that is called to elect directors, whether or not it is also called for other purposes, and may be waived by the Board.

Among other things, the Advance Notice By-Law sets deadlines for a certain number of days before a shareholders' meeting for a shareholder to notify the Corporation of his, her or its intention to nominate one or more directors, and explains the information that must be included with the notice to be valid.

In the case of an annual meeting of shareholders, notice must be given to Cenovus not less than 30 days prior to the date of the meeting; provided, however, that if the meeting is to be held on a date that is less than 40 days after the date on which the first public announcement of the date of the meeting was made, notice shall be made not later than the close of business on the 10th day following such public announcement. In the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), notice must be given not later than the close of business on the 15th day following the date on which the first public announcement of the date of the meeting was made. Unless Cenovus otherwise consents, no person nominated by a shareholder will be eligible for election as a director of the Corporation unless nominated in accordance with the Advance Notice By-Law. Shareholders should consult the full text of the Advance Notice By-Law, which is available on Cenovus's profile on SEDAR at sedar.com and EDGAR at sec.gov, and on our website at cenovus.com.

Additional information concerning Cenovus, including financial information provided in our audited consolidated financial statements for the year ended December 31, 2021 and management's discussion and analysis thereon, is available on the Corporation's profile on SEDAR at sedar.com and EDGAR at sec.gov, and on our website at cenovus.com. Information on or connected to our website, even if referred to in this Circular, does not constitute part of this Circular. You may also send your request for copies of our financial statements and management's discussion and analysis to the Corporate Secretary, Cenovus Energy Inc., 225 – 6 Avenue S.W., P.O. Box 766, Calgary, Alberta, Canada, T2P 0M5, or by email to corporate.secretary@cenovus.com. Copies will be provided by the Corporation without charge to you.

If you have any questions about the information contained in this Circular or require assistance in completing your proxy form or voting instruction form, please contact our strategic shareholder advisors and proxy solicitation agent, Kingsdale Advisors, toll-free in North America at 1-866-851-4179 or by email at contactus@kingsdaleadvisors.com.



130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2
Call Toll-Free (within Canada): 1-866-851-4179
Call Collect (outside North America): 1-416-867-2272
Email: contactus@kingsdaleadvisors.com

The contents and the sending of this Circular have been approved by the Board.

/s/ Gary F. Molnar

Gary F. Molnar
Corporate Secretary

Calgary, Alberta
March 1, 2022

SCHEDULE A
SUMMARY OF STOCK OPTION PLAN, HUSKY STOCK OPTION PLAN AND ADDITIONAL COMPENSATION PLAN INFORMATION

ADDITIONAL INFORMATION REGARDING THE STOCK OPTION PLAN, HUSKY STOCK OPTION PLAN AND OUR EQUITY COMPENSATION PLANS

The following table provides certain details regarding the Stock Option Plan and Cenovus's equity compensation plans as at December 31, 2021:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans *(excluding securities reflected in column (a))* (c)
Equity compensation plans approved by securityholders(1)	36,848,552	$ 13.62	29,560,662
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total:	**36,848,552**	**$13.62**	**29,560,662**

Note:
(1) Includes Common Shares issuable on the exercise of the Replacement Options issued by Cenovus pursuant to the court-approved plan of arrangement to effect the Husky transaction in exchange for the Husky Options previously granted under the Husky Option Plan, which was approved by former holders of Husky common shares on May 6, 2015.

The Stock Option Plan is our only active compensation plan under which equity securities have been authorized for issuance. As of December 31, 2021, there were an aggregate of 36,848,552 Options outstanding under the Stock Option Plan. As of 2011, Options with net settlement rights only have been granted.

Prior to its acquisition by Cenovus, Husky granted Husky Options to its officers and employees pursuant to the Husky Stock Option Plan. As a result of the Husky transaction, any Husky Options outstanding immediately prior to the acquisition on January 1, 2021 were transferred to Cenovus in exchange for Replacement Options equal to the number of Husky common shares that were issuable upon exercise of such Husky Options immediately before their transfer multiplied by 0.7845 and rounded down to the nearest whole share. Similarly, the exercise price for each Replacement Option was divided by 0.7845 and rounded up to the nearest whole cent. All Husky Options transferred to Cenovus were concurrently cancelled. Although no new Replacement Options or any other options will be granted under the Husky Stock Option Plan, the Replacement Options will vest and may be exercised until all Replacement Options are exercised, expired or terminated in accordance with the Husky Stock Option Plan, at which point the Husky Stock Option Plan will be terminated.

On January 1, 2021, 18,883,446 Replacement Options were issued under the Husky Stock Option Plan as a part of the Husky transaction. No additional Replacement Options or other options will be granted under the Husky Stock Option Plan, see "*Additional Information on the Husky Stock Option Plan*" for additional information.

As of March 1, 2022, the number of Common Shares held beneficially by Cenovus directors and executive officers, Common Shares held by employees under Cenovus's savings plans, together with the total number of Common Shares reserved for issuance under employee option holdings, amount to approximately 90 million Common Shares, representing approximately 4.52% of outstanding Common Shares. In addition, directors, executive officers and employees held 1,603,855 Deferred Share Units, 8,823,499 Performance Share Units and 6,849,319 Restricted Share Units.

Shares Reserved for Issuance A maximum of 64 million Common Shares have been reserved for issuance under the Stock Option Plan, representing approximately 3.20% of the total number of outstanding Common Shares as at December 31, 2021. There were 27,233,222 Options outstanding under the Stock Option Plan and 29,560,662 Options available for grant, representing approximately 1.36% and 1.48%, respectively, of the total number of outstanding Common Shares as at December 31, 2021. During the year ended December 31, 2021, an aggregate of 6,344,629 Options were granted pursuant to the Stock Option Plan, representing approximately 0.32% of the total number of outstanding Common Shares as at December 31, 2021. Common Shares reserved for previously granted Options that expire or terminate without having been fully exercised may be reserved for a subsequent Option.

There were 14,812,850 Common Shares reserved for issuance under the Husky Stock Option Plan pursuant to Replacement Options, representing approximately 0.74% of the total number of outstanding Common Shares as at December 31, 2021. There were 9,615,330 Replacement Options outstanding under the Husky Stock Option Plan, representing approximately 0.48% of the total number of outstanding Common Shares as at December 31, 2021. No additional Replacement Options or other options will be granted pursuant to the Husky Stock Option Plan.

Burn Rate for Stock Option Plan for 2019, 2020 and 2021 In 2021 there were 6,344,629 Options granted, which resulted in a burn rate of 0.3147%; in 2020 there were 5,783,410 Options granted, which resulted in a burn rate of 0.4706%; and in 2019 there were 3,866,652 Options granted, which resulted in a burn rate of 0.3147%.

Burn Rate for Husky Stock Option Plan for 2019 and 2020 The burn rate of the Husky Options granted under the Husky Stock Option Plan was 0.61% in 2020 and 0.42% in 2019. No additional Replacement Options or other options will be granted pursuant to the Husky Stock Option Plan.

ADDITIONAL INFORMATION ON THE STOCK OPTION PLAN

Eligibility Approved by shareholders in 2009, our Stock Option Plan was created to provide eligible employees with an incentive to achieve our longer-term objectives, to give suitable recognition to the ability and industry of persons who contribute to our success and to attract and retain persons of experience and ability by providing the opportunity to acquire an increased proprietary interest in Cenovus. Non-employee directors of Cenovus are not eligible to participate in the Stock Option Plan.

Insiders The number of Common Shares reserved for issuance at any time, to or for the benefit of our insiders (as defined in the TSX Company Manual), pursuant to all of our security-based compensation arrangements shall not exceed 10% of the number of Common Shares then outstanding, calculated on a non-diluted basis, and the aggregate number of Common Shares issued to insiders pursuant to all of our security-based compensation arrangements, within any one year period, shall not exceed 10% of the number of the Common Shares outstanding, calculated on a non-diluted basis.

Administration The HRC Committee is the administrator of the Stock Option Plan, with the authority to interpret its terms and any option agreement thereunder and the discretion to attach tandem stock appreciation rights ("TSARs") or net settlement rights ("NSRs") to Options. Subject to regulatory requirements, the terms, conditions and limitations of Options granted under the Stock Option Plan will be determined by the HRC Committee and set out in an option agreement.

Exercise Price The price for Common Shares that may be purchased through the exercise of Options shall be fixed by the HRC Committee for each Option but shall not be less than the "Market Value" of the Common Shares. Effective January 1, 2018, the Board approved an amendment to the definition of "Market Value" so that it is based on a volume weighted average trading price on an exchange for the prior five trading days (provided that at least a board lot of Common Shares has traded) instead of the closing price on the day of exercise. If a board lot has not traded, the average of the bid and ask prices on such a day will be used. This change is consistent with generally accepted governance best practices, including TSX recommendations, as it is considered less sensitive to trading irregularities than using a single trading day closing price. Shareholder approval was not sought for such amendment because it was approved by the Board in accordance with the specific amendments provision of the Stock Option Plan. The exercise price for Options granted prior to January 1, 2018 is to be at least the market price of the Common Shares at the grant date, calculated as the closing price of the Common Shares on the TSX on the last trading day preceding the date on which the option agreement granting the Option is made, or, if the Common Shares shall not have traded that day, on the next preceding day on which Common Shares were traded.

Vesting The HRC Committee has the right to determine at the time of grant whether a particular Option will be exercisable in whole or in part on different dates or for reasons other than the passage of time. Options generally vest 30% on the first anniversary, 30% on the second anniversary and 40% on the third anniversary of the grant.

Expiry Each Option (unless sooner terminated in accordance with the terms, conditions and limitations of the option agreement) shall be exercisable during such period, not exceeding seven years from the date the Option was granted, as the HRC Committee may determine.

TSARs Options may have associated TSARs which entitle the optionholder to surrender the right to exercise his or her Options to purchase a specified number of Common Shares and to receive cash or Common Shares (at our discretion) in an amount equal to the excess of the closing price of the Common Shares on the TSX on the last trading day preceding the date of exercise of the TSAR, over the exercise price for the Options, multiplied by the number of optioned Common Shares surrendered, less applicable withholdings. Where TSARs are exercised, the rights to the underlying Common Shares are forfeited and such number of Common Shares are returned to the Common Shares reserved and available for new Option grants.

Net Settlement Rights NSRs entitle the optionholder, in his or her sole discretion, to surrender the right to exercise the Options to purchase a specified number of Common Shares and to receive, in exchange, Common Shares. The optionholder will receive the number of Common Shares equal in value to the closing price of the Common Shares on the TSX on the last trading day preceding the date of surrender of the Options and contemporaneous exercise of the associated NSRs, less the grant price of the Option then multiplied by the number of Options surrendered, less applicable withholdings.

Cashless Exercise Optionholders are entitled to effect a cashless exercise of the optionholder's vested and exercisable Options. Upon electing a cashless exercise, the optionholder shall exercise Options in exchange for the issuance of the number of Common Shares subject to the exercise, which Common Shares will immediately be sold by an arm's-length third-party broker on the stock exchange (the sale will settle two days after execution). Proceeds from the sale will be forwarded to Cenovus to pay the exercise price of the Options, and the balance (less withholding taxes and fees), will be paid as otherwise directed by the optionholder.

Adjustments Adjustments will be made to the exercise price of an Option, the number of Common Shares delivered to an optionholder upon exercise of an Option and the maximum number of Common Shares that may at any time be reserved for issuance pursuant to Options granted under the Stock Option Plan in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of Common Shares or other similar corporate change.

Cessation of Entitlement Upon termination of employment, unvested Options and vested Options that are not exercised or surrendered by the end of the Termination Exercise Period shall be forfeited. If a participant retires before attaining the age 60, unvested Options and vested Options that are not exercised or surrendered by the end of the retirement exercise period shall be forfeited. If a participant dies, any unvested Options that do not vest within 12 months of the participant's date of death shall be forfeited.

Non-Assignable and No Rights as a Shareholder An Option may be exercised only by the optionholder and is not assignable, except on death or incapacitation. Nothing in the Stock Option Plan or in any option agreement confers or will confer on any optionholder any right of a shareholder unless acquired through the exercise of the Option or otherwise through the holding of Common Shares. Nothing in the Stock Option Plan or in any option agreement confers or will confer on any optionholder any right to remain as an employee of Cenovus or any of our subsidiaries.

Blackout Period If the exercise period of an Option expires during, or within 10 business days following, a period when Option exercising is prohibited by Cenovus (the "Blackout Period"), then the exercise period of such Option will be extended to the date which is 10 business days after the last day of the Blackout Period (the "Blackout Extension Period"), after which time such Option shall expire and terminate.

Amendments – Board Approval The Board may, at any time and from time to time, amend, suspend, discontinue or terminate the Stock Option Plan in whole or in part; provided, however, no such amendment, suspension, discontinuance or termination may, without the consent of any optionholder, adversely alter or impair the rights under any Option previously granted. Any amendment to be made to the Stock Option Plan is subject to the prior approval of the TSX. The Board has certain power and authority to approve amendments relating to the Stock Option Plan or a specific Option without further approval of the shareholders of Cenovus, examples of which include, but are not limited to:

(i)   extending or, in the event of a change of control, retirement, death or disability, accelerating the terms of vesting applicable to any Option or group of Options;

(ii)   altering the terms and conditions of vesting applicable to any Option or group of Options;

(iii) changing the termination provisions of the Stock Option Plan or any Option, provided that the change does not provide for an extension beyond the original expiry date of such Option;

(iv)   accelerating the expiry date in respect of an Option;

(v)   determining the adjustment provisions pursuant to the Stock Option Plan (See *Adjustments* above);

(vi)   amending the definitions contained within the Stock Option Plan and other amendments of a "housekeeping" nature; and

(vii) amending or modifying the mechanics of exercise of an Option or TSAR.

Amendments – Shareholder Approval Approval by shareholders of Cenovus will be required for amendments that relate to:

(i)   accelerating the terms of vesting applicable to any Option or group of Options other than in the event of a change of control, retirement, death or disability;

(ii)   any increase in the number of Common Shares reserved for issuance under the Stock Option Plan;

(iii)   any reduction in the grant price or cancellation and reissue of Options;

(iv)   any extension of the term of an Option beyond the original expiry date, except as permitted under the Blackout Extension Period;

(v)   any increase to the length of the Blackout Extension Period;

(vi)   the inclusion of non-employee directors, on a discretionary basis, as eligible participants;

(vii)   any allowance for the transferability or assignability of Options other than for estate settlement purposes;

(viii) amendments to the specific amendment provision of the Stock Option Plan; and

(ix)   amendments required to be approved by shareholders of Cenovus under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

ADDITIONAL INFORMATION ON THE HUSKY STOCK OPTION PLAN

As a result of the Husky transaction, outstanding options under the Husky Stock Option Plan were transferred to Cenovus and Cenovus granted the former holders thereof Replacement Options, which, despite being exercisable for Common Shares, remain governed under the terms of the Husky Stock Option Plan. Options are governed by the terms of the Stock Option Plan.

Eligibility Pursuant to the Husky Stock Option Plan, Husky Options were granted from time to time to executive officers and other eligible employees of Husky (each an "Eligible Person"). Non-employee directors of Husky were not eligible to participate in the Husky Stock Option Plan. The Board will not be making any further grants of Replacement Options or other options under the Husky Stock Option Plan, see "*Elements of Compensation – Long-Term Incentives*".

Insiders The maximum number of Common Shares which may be reserved for issuance pursuant to options granted to insiders under the Husky Stock Option Plan together with all other previously established or proposed share compensation arrangements, in aggregate, shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis.

Administration Unless otherwise directed by the Board, the HRC Committee will administer the Husky Stock Option Plan. In addition to administering the Husky Stock Option Plan, the HRC Committee is responsible for interpreting the Husky Stock Option Plan and determining all questions arising out of the Husky Stock Option Plan and any Replacement Option granted pursuant to the Husky Stock Option Plan and the Husky transaction.

Exercise Price The exercise price of Common Shares subject to a Replacement Option is equal to the exercise price per share of a Husky Option immediately prior to the effective time of the Husky transaction divided by 0.7845 and rounded up to the nearest whole cent. Husky Options outstanding immediately prior to the effective time of the Husky transaction were granted with an exercise price equal to the weighted average trading price per Husky common share on the TSX for the five trading days preceding the grant date.

Vesting Replacement Options vest as to one-third on each of the first three anniversary dates of the grant date of the Husky Option in exchange for which the Replacement Option was granted.

Expiry The term of each Replacement Option is five years from the grant of the Husky Option in exchange for which the Replacement Option was granted.

Surrender in Lieu of Exercise Eligible Persons may surrender their Replacement Options in exchange for an amount in cash equal to the excess of the aggregate fair market value of the Common Shares able to be purchased pursuant to the vested and exercisable portion of such Replacement Options on the date of surrender over the aggregate exercise price for those Common Shares pursuant to those Replacement Options. The fair market value of Common Shares is calculated as the closing price on the TSX of the Common Shares on the date on which board lots of Common Shares have traded on the TSX immediately preceding the date a holder of the Replacement Options provides notice to Cenovus that he or she wishes to surrender his or her Replacement Options in lieu of exercise.

Adjustments Adjustments will be made to the exercise price of a Replacement Option, the number of Common Shares delivered to an optionholder upon exercise of a Replacement Option, and the maximum number of Common Shares that may at any time be reserved for issuance pursuant to Replacement Options granted under the Husky Stock Option Plan in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of Common Shares or other similar corporate change.

Cessation of Entitlement Replacement Options terminate immediately upon the Eligible Person being dismissed from his or her employment with Cenovus for cause or resigning at Cenovus's request or terminate after 90 days upon the Eligible Person resigning his or her office or employment (other than at the request of Cenovus) or upon being dismissed without cause.

Non-Assignable and No Rights as a Shareholder Replacement Options may be exercised only by the optionholder and are not assignable, except on death. Nothing in the Husky Stock Option Plan or in any option agreement confers or will confer on any optionholder any right of a shareholder unless acquired through the exercise of the Replacement Option or otherwise through the holding of Common Shares. Nothing in the Husky Stock Option Plan or in any option agreement confers or will confer on any optionholder any right to remain as an officer or employee of Cenovus or any of our subsidiaries.

Blackout Period If the exercise period of a Replacement Option expires during a Blackout Period, then the exercise period of such Replacement Option will be extended to the date which is five business days after the last day of the Blackout Period, after which time such Replacement Option shall expire and terminate.

Amendments – Board Approval The Board may, at any time and from time to time, amend, suspend, discontinue or terminate the Husky Stock Option Plan in whole or in part. Any amendment to be made to the Husky Stock Option Plan is subject to the prior approval of the TSX. The Board has certain power and authority to approve amendments relating to the Husky Stock Option Plan or a specific Replacement Option without further approval of the shareholders of the Corporation, examples of which include, but are not limited to:

(i) curing any ambiguity, error or omission in the Husky Stock Option Plan or to correct or supplement any provision of the Husky Stock Option Plan that is inconsistent with any other provision of the Husky Stock Option Plan;

(ii) amendments necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed;

(iii) amendments respecting administration and eligibility for participation under the Husky Stock Option Plan;

(iv) alterations, extensions or accelerations of the terms and conditions of vesting applicable to any Replacement Option;

(v) accelerating the expiry date of any Replacement Option;

(vi) determining the adjustments pursuant to the Husky Stock Option Plan;

(vii) amendments to the definitions contained within the Husky Stock Option Plan;

(viii) amendments or modifications to the mechanics of exercise of Replacement Options;

(ix) changes to the termination provisions of a Replacement Option or the Husky Stock Option Plan which does not entail an extension beyond the original expiry date; or

(x) amendments to the Husky Stock Option Plan of a "housekeeping nature".

Amendments – Shareholder Approval Approval by shareholders of the Corporation will be required for amendments to the Husky Stock Option Plan that relate to:

(i) reducing the exercise price or extending the expiry date of Replacement Options granted to insiders of the Corporation;

(ii) amending the number of Common Shares issuable under the Husky Stock Option Plan;

(iii) adding any form of financial assistance by the Corporation for the exercise of any Replacement Options;

(iv) removing or increasing the insider participation limit; or

(v) amending an amendment provision in the Husky Stock Option Plan.

BOARD OF DIRECTORS – INDEPENDENCE OF BOARD MEMBERS

Our Board is responsible for determining, at least annually, whether or not each director is independent within the meaning set forth in National Instrument 58-101 *Disclosure of Corporate Governance Practices*. Generally, the Board considers a director to be independent if that director has no direct or indirect material relationship with the Corporation that could reasonably be expected to interfere with the exercise of the director's independent judgment. In its review, the Board considers and analyzes the existence, materiality and effect of all relationships of our directors with the Corporation, including business, family and other.

Mr. MacPhail, our current Board Chair, is independent, and our Board is currently composed of 12 directors, 11 of whom are independent. Mr. Pourbaix, as our President & Chief Executive Officer, is not independent and is the only member of our Board who is also a member of Management.

At the time of determining the independence of our directors in 2021, Messrs. Fok and Sixt conservatively, and out of an abundance of caution, requested that the Board determine them non-independent due to their involvement in the Husky transaction. Given the passage of time since the closing of the Husky transaction, the Board has determined, with input from Messrs. Fok and Sixt, that each of Messrs. Fok and Sixt are independent members of our Board. The Board's determination that Messrs. Fok and Sixt meet the Board's independence standards is derived from the corporate governance guidelines established by National Instrument 58-101 – *Disclosure of Corporate Governance Practices* and the NYSE Standards.

Each of the Committees, being the Audit Committee, the Governance Committee, the Human Resources and Compensation Committee (the "HRC Committee") and the Safety, Sustainability and Reserves Committee (the "SSR Committee"), is composed entirely of independent directors.

At Cenovus, the roles of Board Chair and President & Chief Executive Officer are separate. The Board Chair manages the affairs of the Board, including working with the President & Chief Executive Officer to ensure effective relations among directors, shareholders, other stakeholders and the public. A detailed description of the Board Chair's key responsibilities is set out in the Chair of the Board of Directors and Committee Chair General Guidelines, which can be found at cenovus.com.

All Board and Committee meetings include a scheduled session with only independent directors and no members of Management present, to further facilitate open and candid discussion among independent directors.

BOARD OF DIRECTORS' ROLE

The fundamental responsibility of our Board is to appoint a competent executive team and to oversee the management of the business, acting in the best interests of the Corporation and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control. The Board of Directors' Mandate (the "Board Mandate") sets out the key responsibilities of our Board in its stewardship and includes the primary responsibilities described below.

Chief Executive Officer Performance Our Board is responsible for appointing the President & Chief Executive Officer and monitoring the President & Chief Executive Officer's performance against a set of mutually agreed upon corporate objectives directed at maximizing shareholder value.

Strategic Plan Our Board is responsible for the annual review and approval of our strategic plan. Key objectives of the strategic plan, as well as quantifiable operating and financial targets, and systems for the identification, monitoring and mitigation of principal business risks, are incorporated into the strategy review. Our Board discusses and reviews with Management all materials relating to the strategic plan and receives updates from Management on the strategic plan throughout the year. Management is required to seek our Board's approval for any transaction considered to have a significant impact on our strategic plan.

Each year our Board conducts two separate strategy sessions with Management. The Board discusses with Management high level matters which, with a longer-term perspective, may affect our business. The sessions assist Management in its preparations for the development of the annual strategic plan.

Compensation Our Board approves the compensation of the President & Chief Executive Officer and of the executive officers. For a description of the process by which compensation for the Corporation's named executive officers is determined, see the *Compensation Discussion and Analysis* section of this Circular.

Risk Management Cenovus is exposed to a number of risks through the pursuit of our strategic objectives. Some of these risks impact the oil and gas industry as a whole and others are unique to our operations. Our Board is responsible for annually adopting a strategic plan that takes into account the opportunities and risks of the business, for ensuring an adequate system of internal controls exists, and for ensuring a system is in place to identify principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate such risks, including financial, operational and reputational risks. In accordance with this responsibility, the Board approves our *Enterprise Risk Management Policy* and oversees the implementation of our enterprise risk management program, which establishes a systematic process for identifying, assessing, treating, communicating and managing risk across Cenovus. All risks are assessed for their potential impact as well as their likelihood of occurring through the use of a risk matrix and other standardized assessment tools. The Board receives regular risk reports and presentations from Management and provides oversight for risk management activities, including consideration and review of the Corporation's comprehensive corporate insurance program.

Elements of risk oversight are delegated to each of the Audit Committee, HRC Committee, Governance Committee and SSR Committee, and are reported up to the Board. This structure facilitates having tailored expertise and perspective from committee members on risks relevant to the respective committee's mandate and balances risk management oversight across the Board and the committees.

In 2021 each of the Board and committee mandates were refreshed to add a section setting out the risk oversight responsibilities of that body, as well as a section setting out its ESG risk oversight responsibilities. See *Schedule C – Sustainability and Environmental, Social & Governance Highlights* for more information about the ESG risk oversight responsibilities of the Board and its committees.

Oversight of cyber security risk lies with the Board, recognizing the general impact of cyber security on the Corporation's business. Beginning in 2022, Management will report to the Board quarterly on information security and cyber security matters. Cenovus's cyber security management program is a risk-centric program ensuring cyber security risks are identified, analyzed and managed throughout their life cycle and falls under the overarching enterprise risk management program. Cenovus's information technology management controls (including Sarbanes Oxley) are annually audited by an external consultant. Our employees, contractors and directors receive annual information security training and are part of the cyber security awareness program.

Communications Our Board is responsible for approving communications policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

We provide detailed information on our business, operating and financial results in accordance with our continuous disclosure requirements under applicable securities laws. News releases and other prescribed documents are required to be filed on the electronic database maintained by the CSA known as SEDAR at sedar.com and the database maintained by the SEC known as EDGAR at sec.gov. These documents and other information are also available on our website at cenovus.com.

Our Board receives regular reports from Management on any key issues. Procedures to facilitate feedback from shareholders include the following:

(a) meetings and communications with shareholders pursuant to the *Board Shareholder Communication & Engagement Policy*;

(b) shareholders may send comments via email to investor.relations@cenovus.com;

(c) a confidential and, where desired, anonymous Integrity Helpline to report concerns by email to integrity.helpline@cenovus.com, by telephone to 1-877-760-6766 or by written correspondence to our corporate offices at 225 – 6 Avenue S.W., P.O. Box 766, Calgary, Alberta, Canada, T2P 0M5; and

(d) our transfer agent and registrar, Computershare, has a website www.computershare.com/cenovus and a toll-free number (1-866-332-8898) to assist shareholders.

Shareholders and other interested parties can communicate directly with any director, including our Board Chair, at the following address:

c/o Board of Directors
Cenovus Energy Inc.
225 – 6 Avenue S.W.
P.O. Box 766
Calgary, Alberta, Canada T2P 0M5

Expectations of Directors The Board Mandate also sets out the expectations and business duties of the directors, including the expectation for directors to attend all meetings and the responsibility to ensure that Board materials are distributed to all directors in advance of regularly scheduled meetings to allow for sufficient review. Our Board has a *Code of Business Conduct & Ethics* for directors, officers, employees, contractors and consultants, and monitors compliance with the code, and approves any waivers of the code for officers and directors. For more information on our *Code of Business Conduct & Ethics*, see *Ethical Business Conduct – Code of Business Conduct & Ethics* in this *Schedule B – Corporate Governance* section of this Circular.

Corporate Governance Our Board is responsible for establishing an appropriate system of corporate governance, including policies and practices to ensure the Board functions independent from Management and to ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters. Our Board has established clearly defined limits with respect to Management's authority. The Governance Committee is responsible for reviewing, reporting and providing recommendations for improvement to our Board with respect to all aspects of corporate governance.

The Board Mandate is set out below and is also available on our website at cenovus.com.

BOARD OF DIRECTORS' MANDATE

The fundamental responsibility of the Board of Directors (the "Board") of Cenovus Energy Inc. ("Cenovus" or the "Corporation") is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

Executive Team Responsibility

- Appoint the President & Chief Executive Officer and senior officers, approve their compensation, and monitor the President & Chief Executive Officer's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.
- In conjunction with the President & Chief Executive Officer, develop a clear mandate for the President & Chief Executive Officer, which includes a delineation of management's responsibilities.
- Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.
- Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

- Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.
- Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.
- Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.
- Ensure that processes are in place for the Corporation to mitigate environmental impacts (including climate change), address health and safety matters that may arise with our activities, consider human capital management, and operate in a manner consistent with good governance and recognized standards.
- Ensure that an adequate system of internal control exists.
- Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation's financial and other disclosure.
- Review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements.
- Approve annual operating and capital budgets.
- Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.
- Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

- Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

- Approve a code of business conduct and ethics for directors, officers, employees, contractors and consultants and monitor compliance with the code and approve any waivers of the code for officers and directors.

Board Process/Effectiveness

- Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

- Engage in the process of determining Board member qualifications with the Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 *Disclosure of Corporate Governance Practices* (as implemented by the Canadian Securities Administrators and as amended from time to time).

- Approve the nomination of directors.

- Provide a comprehensive orientation to each new director.

- Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

- Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

- Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

- Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

- Review the adequacy and form of the directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

- Each member of the Board is expected to understand the nature and operations of the Corporation's business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation operates or invests, or is contemplating potential operation or investment.

- Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

- In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation's By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc., is expected.

Risk Oversight

The Board has oversight of risks related to:

- The review and adoption of a strategic planning process and approval of the corporate strategic plan;

- Ensuring that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate such risks;

- The Corporation's system of corporate governance;

- Operating and financial performance;

- Appointment of the President & Chief Executive Officer and approval of the President & Chief Executive Officer's compensation;

- Code of business conduct and ethics and communications policies;

- Non-compliance by directors with applicable by-laws, policies and practices and other statutory and regulatory obligations;

- The Corporation's public disclosure;

- Amendments to, or departures from, established strategy, capital and operating budgets or matters of policy from the ordinary course of business; and

- Nomination of directors, approval of their compensation and the effectiveness of the Board.

Environmental, Social and Governance (ESG) Oversight

The Board has oversight of:

- The Corporation's approach to sustainability;
- Reports and recommendations from management with respect to ESG matters;
- The Corporation's processes and procedures to mitigate environmental impacts (including climate change), address health and safety matters that may arise due to the Corporation's activities, consider human capital management, and operate in a manner consistent with good governance and recognized standards.

POSITION GUIDELINES

The Board has approved general guidelines for the President & Chief Executive Officer, the Board Chair and the Chairs of each Board committee, which are each available on our website at cenovus.com.

President & Chief Executive Officer The President & Chief Executive Officer's fundamental responsibility is the general direction and management of the business and affairs of Cenovus, in accordance with the corporate strategy and objectives approved by the Board and within the authority limitation delegated by the Board. Our Board is responsible for monitoring the President & Chief Executive Officer's performance against mutually agreed upon corporate objectives directed at maximizing shareholder value. For additional information, see the *Compensation Discussion and Analysis* section of this Circular.

Board Chair The fundamental responsibility of the Board Chair is to provide overall leadership to enhance the effectiveness of the Board, the Committees and the individual directors of the Board.

Committee Chairs The fundamental responsibility of the Chair of any Board committee is to effectively manage the duties of the committee, ensuring that it is properly organized, functions effectively and meets its obligations and responsibilities.

BOARD ASSESSMENT AND RENEWAL

We have processes in place for assessing and renewing our Board. Board assessment involves established practices for the regular evaluation of the effectiveness of the Board, Board committees and each director. Board renewal entails procedures for identifying skills, expertise and experience that are required to effectively manage Cenovus's business activities and processes to identify, evaluate and recommend qualified candidates to the Board.

The Governance Committee is responsible for assessing the effectiveness and contribution of our Board, Board committees and individual directors. As part of its process, the Board Chair meets periodically with each director to discuss the effectiveness of our Board, Board committees and each director. To assist the Chair in the review, each director is required to complete an anonymous effectiveness questionnaire annually, as well as periodic self and peer evaluation forms. The assessments include a review of an individual director's knowledge, skills, experience and meaningful contributions, as well as considering the strengths that each director's age, gender, Indigenous identity, disability, ethnicity and other distinctions, bring to the Board. The Board has a policy of retaining an external third party to administer the Board effectiveness evaluation at least every three years. The first externally administrated assessment was conducted by Deloitte LLP in 2017. Governance Studio administered the 2020 Board effectiveness evaluation, which included a confidential effectiveness questionnaire, individual interviews and self and peer evaluations. A final report was presented to the Board at its February 2021 meeting, and each individual director was also provided a confidential performance evaluation.

The Chair of the Governance Committee also meets periodically with the Board Chair to discuss his effectiveness as Chair and as a member of our Board. The Governance Committee assesses the adequacy of information given to directors, communication between our Board and Management and the processes of our Board and Board committees.

The Governance Committee recommends to our Board any changes that would enhance the performance of our Board based on all of the Governance Committee's assessments.

The ongoing process of Board composition review and renewal involves the use of a skills matrix, which helps the Governance Committee and the Board identify any gaps in the skills, expertise and industry experience identified as being most important to Cenovus following a review of recommended best practices, the Board Mandate, the *Board Diversity Policy*, Cenovus's long-term plan and peer group disclosure. The skills matrix has been refreshed to include the categories "Cyber Security" and "International Markets", reflecting the changing business landscape and the international scope of our business following the Husky transaction.

Key Skills and Experience

The following table summarizes the key skills and experience of each director.

Skills & Experience	Keith M. Casey	Canning K.N. Fok	Jane E. Kinney	Harold N. Kvisle	Eva L. Kwok	Keith A. MacPhail(1)	Richard J. Marcogliese	Claude Mongeau	Alexander J. Pourbaix(2)	Wayne E. Shaw	Frank J. Sixt	Rhonda I. Zygocki	Total Directors (#)
Senior Level Oil & Gas Industry Experience	✓	✓		✓	✓	✓	✓		✓		✓	✓	9
Executive Officer Experience	✓	✓		✓	✓	✓	✓	✓	✓		✓	✓	10
Strategic Planning & Execution	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	All
Operational & Resource Development		✓		✓		✓	✓				✓	✓	6
Refining	✓						✓						2
Marketing & Transportation	✓			✓		✓		✓	✓				5
Financial, Accounting & Capital Markets	✓	✓	✓	✓			✓	✓	✓		✓	✓	9
International Markets	✓	✓	✓	✓	✓		✓		✓		✓	✓	9
Risk Management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	All
Human Resources, Compensation & Organizational Management	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	11
Government & Stakeholder Relations	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	All
Corporate Governance	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓	11
Safety, Environment & Health	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	All
Cyber Security	✓	✓	✓								✓		4
Committee Membership													
Audit			●			●	Chair			●			4
Human Resources and Compensation	●			●	●							Chair	4
Governance			Chair	●	●						●	●	5
Safety, Sustainability and Reserves	●		●				Chair	●		●			5

Notes:
(1) As Board Chair, Mr. MacPhail serves as an *ex officio* non-voting member of the Audit Committee, the HRC Committee and the SSR Committee, by standing invitation, and may vote when necessary to achieve quorum. Mr. MacPhail is a voting member of the Governance Committee.
(2) As a member of Management, Mr. Pourbaix does not serve on any standing committee of the Board.

The Governance Committee maintains an active program to consider potential director candidates to further progress Board renewal at Cenovus. The Governance Committee and the Board recognize the benefit that new perspectives, ideas and business strategies can offer and support periodic Board renewal. The Governance Committee and the Board also recognize that a director's experience and knowledge of Cenovus's business is a valuable resource. Accordingly, to balance the benefit of experience and the need for renewal and new perspectives, the Board has established a 12-year term limit for non-executive directors under its *Board Term Limit Policy.* The *Board Term Limit Policy* gives the Board the discretion to recommend that a non-executive director's term be extended, or to request the resignation of a non-executive director before the expiration of the 12-year limit.

Director Term Limits		
Age Limit	**Tenure Limit**	**Other Mechanisms for Board Renewal**
No	Yes – 12-year term limit	Other mechanisms for Board Renewal include the *Board Diversity Policy*

Director Nominee Identification Process

The Governance Committee is comprised exclusively of non-management directors and assists the Board in carrying out its responsibilities with respect to corporate governance and nomination issues by reviewing such issues and making recommendations to the Board as appropriate.

One of the Governance Committee's most important responsibilities is to develop criteria for prospective candidates and identify, evaluate and recommend candidates for the Board. The Governance Committee receives and evaluates suggestions for candidates from individual directors and the President & Chief Executive Officer. The Governance Committee also has the authority to retain search firms for the purpose of identifying appropriate director candidates for consideration and may, upon approval by a majority of its members, engage any outside resources deemed advisable. To ensure an objective nomination process, the Governance Committee is comprised exclusively of independent directors.

The Board believes that its membership should be composed of highly qualified directors who demonstrate integrity and suitability for overseeing Management. Accordingly, all Board appointments are made on merit, in the context of the skills, expertise, experience and independence which the Board requires to be effective. Cenovus recognizes and embraces the benefits of having a diverse Board which includes and makes good use of differences in skills, expertise and industry experience, and whose membership is inclusive of varying genders, visible minorities, Indigenous peoples, persons with disabilities, varying ages and other distinctions between directors. Accordingly, consistent with the *Board Diversity Policy*, the Governance Committee considers these differences in determining the optimum composition of the Board and aims to balance them appropriately.

The Governance Committee reviews the skills matrix which illustrates the skills, expertise and industry experience identified as being most important to Cenovus that are possessed by directors currently standing for election, as well as diversity criteria and other distinctions between such directors, as part of the annual performance evaluation of the effectiveness of the Board, the Committees and individual directors, and when identifying suitable candidates for appointment to the Board.

DIVERSITY

Cenovus recognizes and embraces the benefits of having a diverse Board. A truly diverse Board will include and make good use of different skills, expertise, industry experience, and is one whose membership is inclusive of varying genders, visible minorities, Indigenous peoples, persons with disabilities, varying ethnicities, varying ages and other distinctions between directors. The below graphs provide a snapshot of the diversity of our Board (including Mr. Pourbaix) as of March 1, 2022:



In February 2020, the Board revised the *Board Diversity Policy* to reflect the Corporation's commitment to diversity and recognize the contribution that diversity makes to prudent decision-making and strategic thinking. The *Board Diversity Policy* includes a commitment to identify and nominate candidates for director who are highly qualified based on their skills, expertise and experience and to consider diversity criteria, including gender, Indigenous identity, disability, ethnicity, age and other distinctions between directors, when determining the optimum composition and evaluating the effectiveness of the Board. In 2021, the Board revised the existing aspirational target included in the *Board Diversity Policy* (available on our website at cenovus.com) to have at least 40% of non-management directors be represented by women, Indigenous peoples, persons with disabilities and members of visible minorities (together, "Designated Groups"), with at least 30% representation by women, by year-end 2025 (the "2025 Aspirational Target"). The Board has also committed to achieving at least 30% women on the Board by the close of our annual general meeting of shareholders to be held in 2023 (the "Commitment"). The *Board Diversity Policy* also commits the Board to periodically, but at least once every five years, review the policy and the effectiveness of its implementation, consider the need for a renewal program intended to achieve what the Board believes to be a then-desirable distribution of skills, expertise, industry experience, independence, age, gender, Indigenous identity, disability, ethnicity and other distinctions and, if deemed necessary, embark upon a program to effect concomitant changes in Board composition. Based upon its experience in candidate searches, the Governance Committee believes that such changes can be made over reasonable and appropriate periods of time.

The Governance Committee recognizes that achieving the 2025 Aspirational Target and the Commitment is reliant on external factors such as availability of interested and qualified candidates, the number of directorships to fill, and potential macro-events that may determine the skills, expertise and experience the Board requires. While diversity is an important and valuable consideration in assessing potential candidates for appointment to the Board, all appointments are made on merit in the context of the skills, expertise and experience the Corporation requires. Additionally, the Board recognizes the importance of having the flexibility to appoint qualified candidates when they are available and as a result cannot commit to selecting a candidate where diversity is a decisive factor above all other considerations.

The Board continues to engage in an active Board renewal process, led by the Governance Committee, and has historically engaged the services of an external search firm for identification of potential candidates. There continues to be a focus in the search process on identifying well qualified female candidates and candidates who self-identify as Indigenous peoples, persons with disabilities and members of visible minorities, whose skills, expertise and experience, including ESG skills and experience, will support the Corporation's needs as its business and business environment evolves. The Governance Committee and the Board are satisfied that all of the new director candidates selected as part of this Board renewal process are the right candidates for the Board based on the skills, expertise and experience the Corporation requires.

Consideration Given to the Representation of Designated Groups in Executive Officer Appointments One of the fundamental responsibilities of our Board is to appoint a competent executive team and to oversee the management of the business. The Board recognizes the importance of diversity, including gender, Indigenous identity, disability and ethnicity, and is committed to identifying and appointing executive officers who are highly qualified based on their skills, expertise and industry experience and considering diversity criteria, including gender, Indigenous identity, disability, ethnicity, age and other distinctions, when appointing executive officers. All of such factors are considered with the intention of ensuring that our executive team has the varying skills, expertise and industry experience necessary to be effective.

Targets Regarding the Representation of Designated Groups on the Board and in Executive Officer Positions
Cenovus is committed to diversity on its Board and in executive officer positions, and to its obligations under its *Board Diversity Policy*. In 2021, the Board amended the 2025 Aspirational Target to have at least 40% representation by women, Indigenous peoples, persons with disabilities and members of visible minorities among non-management directors, including at least 30% representation by women, by year-end 2025. As at March 1, 2022, we are on track to achieve our 2025 Aspirational Target with 4 of eleven (36%) of our non-management directors self-identifying as a woman, an Indigenous person, a person with disabilities and/or a member of one or more visible minority groups and 27% of non-management members of the Board self-identifying as women.



Our Progress Towards Our 2025 Aspirational Target

36%

64%

Representative of Designated Groups (Self Identified by Non-management Directors)

In December 2021, Cenovus announced new ESG targets, including an inclusion and diversity target to increase women in leadership roles (team lead, coordinator, supervisor or above, including women in executive officer positions) to 30% by year-end 2030. Cenovus has not adopted any formal targets to be achieved by a specified date for representation of Indigenous peoples, persons with disabilities or members of visible minorities for the composition of the executive suite, on an individual or cumulative basis. Cenovus also announced an inclusion and diversity target to conduct self-identification survey by year-end 2022 and to add a diversity target beyond gender in 2023.

While diversity is an important and valuable consideration in assessing potential candidates for appointment to the Board and to executive officer positions, all appointments are made on merit in the context of the skills, expertise and experience the Corporation requires.

Additionally, the importance of having the flexibility to appoint qualified candidates when they are available means that Cenovus cannot commit to selecting a candidate whose gender, Indigenous identity, disability or ethnicity is a decisive factor above all other considerations.

	Target		Specific Date for Achievement of Target	Progress in Achieving Target
	Number	Percentage		
Representation by women, Indigenous peoples, persons with disabilities and members of visible minorities among non-management members of the Board	N/A	40%	Year-end 2025	The target has not yet been achieved. Non-management directors who have self-identified as a woman, Indigenous person, a person with disabilities and/or a member of visible minorities represent 36% of all non-management directors as of the date of the Circular.
Women who are non-management members of the Board	N/A	30%	Year-end 2025	The target has not yet been achieved. Women represent 27% of the non-management directors as of the date of the Circular. The Board has committed to achieving 30% women on the Board by the close of our annual general meeting of shareholders to be held in 2023.
Women in leadership roles[1]	N/A	30%	Year-end 2030	The target has not yet been achieved.

Note:
(1) Leadership roles are defined as Team Lead/Coordinator/Supervisor positions or above.

As at March 1, 2022:	Women		Indigenous Peoples		Members of Visible Minorities		Persons with Disabilities		Total Number	Number of individuals that are members of more than one designated group
	Number	%	Number	%	Number	%	Number	%		
Board of Directors[1]	3	25	–	–	1	8	1	8	12	1
Executive Officers[1]	2	18	–	–	1	9	–	–	11	–

Note:
(1) Mr. Pourbaix, as a director and an Executive Officer, is included in the diversity calculation in the above table for both Board of Directors and Executive Officers.

Gender Diversity on the Board and in Executive Officer Positions As at March 1, 2022, three of twelve (25%) of the Board members and two of eleven (18%) of the executive officers of the Corporation are women. Since 2015, when Cenovus first adopted its *Board Diversity Policy*, the number of female Board members has increased from one (11% of the Board as of December 31, 2014) to three (as of March 1, 2022). One additional woman was appointed to the Board in 2021, and one woman resigned from the Board in 2021. One additional woman was appointed as an executive officer in 2022, and one woman resigned as an executive officer in 2022.

Indigenous Diversity on the Board and in Executive Officer Positions As at March 1, 2022, zero of twelve (0%) of the Board members and zero of eleven (0%) of the executive officers of the Corporation self-identify as Indigenous peoples. Since the adoption of the original 2025 Aspirational Target in 2020, no non-management Board members have been elected or appointed who self-identify as Indigenous peoples; and no non-management Board members were elected or appointed who self-identify as Indigenous peoples in 2021. No executive officers were appointed in 2021 who self-identify as Indigenous peoples.

Ethnic Diversity on the Board and in Executive Officer Positions As at March 1, 2022, one of twelve (8%) of the Board members and one of eleven (9%) of the executive officers of the Corporation self-identify as members of visible minorities. Since the adoption of the original 2025 Aspirational Target in 2020, one additional non-management Board member was appointed in 2021 who self-identifies as a member of a visible minority. No additional executive officers were appointed in 2021 who self-identify as members of visible minorities.

Disability Diversity on the Board and in Executive Officer Positions As at March 1, 2022, one of twelve (8%) of the Board members and zero of eleven (0%) of the executive officers of the Corporation self-identify as persons with disabilities. Since the adoption of the original 2025 Aspirational Target in 2020, no additional non-management Board members were elected or appointed who self-identify as persons with disabilities. No executive officers were appointed in 2021 who self-identify as persons with disabilities.

ORIENTATION AND CONTINUING EDUCATION OF DIRECTORS

The Governance Committee is responsible for implementing procedures for the orientation and education of new Board members concerning their role and responsibilities and for the continued development of existing members of our Board.

Orientation We have a formal program for new directors regarding, among other things, the role of the Board, its committees and directors and the nature and operation of our business. It includes a series of interviews and orientation sessions with senior management, including overviews of major producing properties and areas of operations. As part of the formal orientation, new directors meet with each Cenovus Leadership Team member to receive an overview of the Corporation's business. In addition to the formal program, new members to our Board are encouraged to conduct their own due diligence through independent meetings with our Board Chair, our President & Chief Executive Officer or any other director. Directors are also provided with opportunities throughout the year to meet with Management for informal question and answer discussions.

Continuing Education We provide continuing education opportunities for all directors so that individual directors can enhance their skills as directors and strengthen their understanding of our business environment. Opportunities during 2021 included the following:

- In January, legacy Cenovus directors attended an informational session on Husky Operations and Assets presented by Cenovus staff. Mses. Kinney and Zygocki, and Messrs. Casey, Kvisle, MacPhail, Marcogliese and Mongeau were in attendance.
- In January, members of the HRC Committee attended an orientation session for new HRC Committee members presented by Cenovus staff. Mses. Kwok and Zygocki and Mr. Kvisle were in attendance.
- In June, directors attended an ESG Education Session presented by Cenovus staff and external consultants. The session was recorded and posted for the Board to review, and for those who were unable to attend the live session. All Board members were in attendance for the live session with the exception of Mrs. Kwok and Messrs. Fok, Kvisle, Pourbaix and Sixt, who were unable to attend.
- In July, directors attended an Asset Retirement Obligation (ARO) Deep Dive Education Session presented by Cenovus staff. The session was recorded and posted for the Board to review, and for those who were unable to attend the live session. All Board members were in attendance for the live session with the exception of Mrs. Kwok and Messrs. Fok, Kvisle, MacPhail, Pourbaix and Sixt, who were unable to attend.
- In October, directors attended an Executive Compensation 101 Education Session presented by Cenovus staff. The session was recorded and posted for the Board to review, and for those who were unable to attend the live session. Mses. Kinney, Kwok and Zygocki and Mr. Casey were in attendance for the live session.
- In November, directors attended a Cyber Security Education Session presented by Cenovus staff. The session was recorded and posted for the Board to review, and for those who were unable to attend the live session. All Board members were in attendance for the live session with the exception of Messrs. Fok, Pourbaix and Sixt, who were unable to attend.
- In November, directors attended a Downstream Operations Education Session focusing on post-integration operations presented by Cenovus staff. The session was recorded and posted for the Board to review, and for those who were unable to attend the live session. All Board members were in attendance for the live session with the exception of Messrs. Fok, Pourbaix and Sixt, who were unable to attend.

In addition to ongoing internal continuing education programs, directors have the opportunity to attend external educational programs to assist in their development as a director. The Board Chair is involved in decisions regarding participation in external programs.

ETHICAL BUSINESS CONDUCT

We have a set of guiding principles and values outlining the basis on which we operate as a high performance, principled corporation. These principles and values, in conjunction with our *Corporate Responsibility Policy*, establish our commitment to conducting business ethically and legally. The President & Chief Executive Officer, in accordance with his position guidelines, fosters a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

Code of Business Conduct & Ethics The *Code of Business Conduct & Ethics* applies to all directors, officers, employees, contractors and service providers. The *Code of Business Conduct & Ethics* was updated in 2021 to reflect Cenovus's values, sustainability, human rights, and inclusion and diversity. Other general updates were made including the incorporation of references to new policy documents. In addition, the amendments provide for the *Code of Business Conduct & Ethics* to be applicable in all jurisdictions in which Cenovus operates. All of our directors, officers and employees are asked to review the *Code of Business Conduct & Ethics* and confirm on an annual basis that they understand their individual responsibilities and agree to its requirements. Contractors and service providers are also required to familiarize themselves annually with Cenovus's business conduct policies. Any waiver of the *Code of Business Conduct & Ethics* for officers or directors may only be made by our Board and will be promptly disclosed to shareholders as required by law. The *Code of Business Conduct & Ethics* is available on our website at cenovus.com and also on our SEDAR profile at sedar.com.

Investigations Practice We have an *Investigations Practice* to provide an effective, consistent and appropriate procedure by which all incidents that potentially violate our policies or practices, or are potential violations under statutes, regulations, rules and policies applicable to us, are properly received, reviewed, investigated, documented and brought to appropriate resolution. For this purpose, the Investigations Committee conducts, reviews and oversees investigations. The Investigations Committee also refers violations related to any accounting, internal accounting controls or auditing matters to the Audit Committee. The applicable Board committees, including specifically the Audit Committee, receive quarterly summaries on the nature and status of ongoing investigations and the resolutions of any investigations since the previous report. These Board committees will report any significant or material investigations to our Board.

Integrity Helpline We have an Integrity Helpline which provides an additional avenue for stakeholders to communicate concerns about how we conduct our business. Concerns can be reported to the Integrity Helpline orally or in writing and may be made confidentially or anonymously. Concerns reported through the Integrity Helpline relating to violations of policies or practices are handled in accordance with the *Investigations Practice*. A report of investigations and Integrity Helpline complaints, which preserves confidentiality and anonymity, is prepared on a quarterly basis and provided to the applicable Board committees at regularly scheduled Board committee meetings.

Conflicts of Interest In addition to the statutory obligations of directors to address conflict of interest matters, we have established a protocol to assist our executive team in managing in advance any potential conflicts of interest that may impact individual directors. The protocol requires an executive team member to confirm an individual director's potential conflict with the President & Chief Executive Officer, provide advice to the Board Chair for advance notice to the affected director, ensure the portion of written reference material which gives rise to a conflict is excluded from the pre-meeting distribution to the affected director and, with respect to the particular item in question, recommend directly to the affected director that he or she abstain from participating in the meeting or excuse himself or herself from the meeting.

Policy on Disclosure & Employee Trading We have a policy on disclosure and employee trading that governs the conduct of all staff, contractors, consultants and directors, and restricted trading and insider guidelines for directors and senior officers.

OTHER PUBLIC COMPANY BOARD MEMBERSHIPS

Our Board has not adopted a formal policy limiting the number of outside directorships of our directors. While the Board has not imposed such limits, the Board expects, and the Governance Committee and the Board have determined that, each director of Cenovus (including the director nominees) is able to devote sufficient time and energy to fulfill their responsibilities to the Corporation and to carry out their duties as a Director of the Corporation effectively.

Mr. Fok is Group Co-Managing Director and Mr. Sixt is Group Finance Director and Deputy Managing Director of CK Hutchison Holdings Limited ("CK Hutchison"), a multinational conglomerate. Each of Messrs. Fok and Sixt sit on a number of other public company boards (see the below table for Messrs. Fok and Sixt's other public company directorships as well as each of these nominee's profile as disclosed in the *Information on Director Nominees – Director Nominees* section of this Circular). Based on publicly disclosed information, CK Hutchison or its associated companies hold an over 20% indirect share ownership in each of these public companies. The Board and the Governance Committee have determined that Messrs. Fok and Sixt's ability to fulfill and carry out their respective responsibilities and duties as members of the Board are not impacted by these outside directorships and such directorships do not impact Cenovus's commitment to strong governance or pose a material risk to Cenovus's shareholders. Due to their combined 40-plus years of experience serving on Husky's board prior to its acquisition by Cenovus, they both bring a strong understanding of the legacy

Husky business, assets and key markets. This is particularly important as the integration of the two companies is ongoing and the addition of the legacy Husky assets to the Cenovus portfolio included offshore assets in Asia Pacific and Atlantic Canada and midstream and downstream assets across North America, including upgrading, refining and retail operations, which are new to Cenovus. In addition, each of Mr. Fok and Mr. Sixt have consistently, as former members of the Husky board of directors and as members of the Board in 2021, demonstrated their effectiveness as representatives of shareholders' interests.

Additionally, Mr. Fok has historically and consistently demonstrated strong commitment, and the ability to devote sufficient time, to Husky's board; in 2020, Mr. Fok attended nine of nine monthly co-chairman's meetings with senior management, and prior to COVID-19 restrictions, visited the Calgary office twice for multi-day meetings with senior management. In 2020, based on public disclosure records, Mr. Fok's aggregate meeting attendance for all of the public boards of which he was a director was 88% (51 out of 58 meetings).

Mr. Sixt also offers substantial public company financial and governance expertise to the Board. Based on public disclosure records, Mr. Sixt's 2020 aggregate meeting attendance record was 100% (40 out of 40 meetings) across all of his public company directorships and Mr. Sixt has also consistently demonstrated strong commitment, and the ability to devote sufficient time, to the Board.

Cenovus's Audit Committee Mandate specifies that directors may not simultaneously serve on the audit committees of more than two other public companies unless the Board first determines such service will not impair the ability of the director to effectively serve on our Audit Committee.

The table below sets out the other reporting issuers for which Cenovus directors and director nominees serve as directors as at March 1, 2022, and the stock exchange on which such issuers are listed.

Director / Nominee	Reporting Issuer	Stock Exchange(s)
Keith M. Casey	None	–
Canning K.N. Fok	CK Hutchison Holdings Limited	SEHK
	CK Infrastructure Holdings Limited	SEHK
	HK Electric Investments Limited	SEHK
	Hutchison Port Holdings Management Pte. Limited as trustee manager of Hutchison Port Holdings Trust	SGX
	Hutchison Telecommunications (Australia) Limited	ASX
	Hutchison Telecommunications Hong Kong Holdings Limited	SEHK
	Power Assets Holdings Limited	SEHK
	PT Indosat Tbk	IDX
	TPG Telecom Limited	ASX
Jane E. Kinney	Intact Financial Corporation	TSX
Harold N. Kvisle	ARC Resources Ltd.	TSX
	Finning International Inc.	TSX
Eva L. Kwok	CK Infrastructure Holdings Limited	SEHK
	CK Life Sciences Int'l., (Holdings) Inc.	SEHK
Keith A. MacPhail	NuVista Energy Ltd.	TSX
Richard J. Marcogliese	Delek US Holdings, Inc.	NYSE
Claude Mongeau	Norfolk Southern Corporation	NYSE
	The Toronto-Dominion Bank	TSX, NYSE
Alexander J. Pourbaix	Canadian Utilities Limited	TSX
Wayne E. Shaw	None	–
Frank J. Sixt	CK Hutchison Holdings Limited	SEHK
	CK Infrastructure Holdings Limited	SEHK
	HK Electric Investments Limited	SEHK
	Hutchison Telecommunications (Australia) Limited	ASX
	PT Indosat Tbk	IDX
	TOM Group Limited	SEHK
	TPG Telecom Limited	ASX
Rhonda I. Zygocki	None	–

Interlocking Board Memberships

The Board considers it to be a good governance practice to avoid interlocking relationships, if possible. The Board examines each situation on its own merits with a view to examine material relationships which may affect independence. The following table shows the interlocking board membership between our directors as at March 1, 2022.

Company	Interlocking Directorship	Interlocking Committee Membership
CK Hutchison Holdings Limited	Canning K.N. Fok Frank J. Sixt	None
CK Infrastructure Holdings Limited	Canning K.N. Fok Eva L. Kwok Frank J. Sixt	None
HK Electric Investments Limited	Canning K.N. Fok Frank J. Sixt	None
Hutchison Telecommunications (Australia) Limited	Canning K.N. Fok Frank J. Sixt	None
PT Indosat Tbk	Canning K.N. Fok Frank J. Sixt	None
TPG Telecom Limited	Canning K.N. Fok Frank J. Sixt	None

As at March 1, 2022, Mr. Fok and Mr. Sixt are both members of the board of directors of CK Hutchison Holdings Limited, HK Electric Investments Limited, Hutchison Telecommunications (Australia) Limited, PT Indosat Tbk and TPG Telecom Limited. Mr. Fok, Mrs. Kwok and Mr. Sixt are all members of the board of directors of CK Infrastructure Holdings Limited. The Board has determined that these interlocking memberships do not impair the ability of either of Mr. Fok, Mrs. Kwok or Mr. Sixt to exercise independent judgement as members of the Board.

- SCHEDULE B -

DIRECTOR MEETING ATTENDANCE

The attendance record of each individual who served as a member of the Board in 2021 for all Board meetings and meetings of standing committees of the Board held in 2021 is set out below.

Director	Board	Audit Committee	Governance Committee	Human Resources and Compensation Committee	Safety, Sustainability and Reserves Committee	Total
Keith M. Casey	11/11	N/A	N/A	7/7	5/5	23/23 100%
Canning K.N. Fok[1]	8/11	N/A	N/A	N/A	N/A	8/11 73%
Jane E. Kinney	11/11	5/5	N/A	N/A	5/5	21/21 100%
Harold N. Kvisle	11/11	N/A	5/5	7/7	N/A	23/23 100%
Eva L. Kwok	11/11	N/A	5/5	7/7	N/A	23/23 100%
Keith A. MacPhail[2]	11/11	N/A	5/5	N/A	N/A	16/16 100%
Richard J. Marcogliese	11/11	5/5	N/A	N/A	5/5	21/21 100%
Claude Mongeau	11/11	5/5	N/A	N/A	5/5	21/21 100%
Alexander J. Pourbaix[3]	11/11	N/A	N/A	N/A	N/A	11/11 100%
Wayne E. Shaw	11/11	5/5	N/A	N/A	5/5	21/21 100%
Frank J. Sixt[4]	10/11	N/A	5/5	N/A	N/A	15/16 94%
Rhonda I. Zygocki	11/11	N/A	5/5	7/7	N/A	23/23 100%
Total Meeting Attendance (%):	97%	100%	100%	100%	100%	–
				Board and Committee Overall Meeting Attendance:		226/230 98%

Notes:
(1) The 2021 Board meeting calendar was set prior to Mr. Fok joining the Board. Mr. Fok was unable to attend a regularly scheduled Board meeting and the Strategy sessions, but reviewed materials and provided input to another director prior to the meeting and sessions.
(2) As Board Chair, Mr. MacPhail is a voting member of the Governance Committee and an *ex officio* non-voting member of the Audit Committee, the HRC Committee and the SSR Committee, by standing invitation, and may vote when necessary to achieve quorum.
(3) As a member of Management, Mr. Pourbaix does not serve on any standing committee of the Board.
(4) Mr. Sixt was unable to attend a special Board meeting.

While the Board was able to transition to virtual meetings as a result of COVID-19, having directors attend meetings from multiple time zones has created additional scheduling challenges with restricted windows of full Board availability.

The 2021 Board meeting calendar was set prior to Messrs. Fok, Shaw and Sixt and Mrs. Kwok joining the Board on January 1, 2021. Mr. Fok was able to attend eight of nine regularly scheduled and special Board meetings. Mr. Fok has historically and consistently demonstrated strong commitment, and the ability to devote sufficient time, to his directorships. In 2020, prior to the Husky transaction, Mr. Fok attended nine of nine monthly co-chairman's meetings with Husky senior management, and prior to COVID-19 restrictions, visited the Calgary office twice for multi-day meetings with senior management. In 2020, based on public disclosure records, Mr. Fok's aggregate meeting attendance for all of the public boards of which he was a director was 88% (51 out of 58 meetings).

COMMITTEES

The standing Committees assist the Board with fulfilling its fundamental responsibilities including oversight of management of the business with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control. Each of the standing committees are comprised exclusively of independent directors. A brief summary of the committees' duties that support the Board in accomplishing its responsibilities follows.

Committee Memberships

The following table identifies the standing committees of the Board and the members of each committee as at March 1, 2022:

| | Standing Committees | | | |
| | Audit Committee | Governance Committee | Human Resources and Compensation Committee | Safety, Sustainability and Reserves Committee |
Director				
Keith M. Casey			✓	✓
Canning K.N. Fok				
Jane E. Kinney	✓			✓
Harold N. Kvisle		**Chair**	✓	
Eva L. Kwok		✓	✓	
Keith A. MacPhail[1]	*Ex officio*	✓	*Ex officio*	*Ex officio*
Richard J. Marcogliese	✓			**Chair**
Claude Mongeau	**Chair**			✓
Alexander J. Pourbaix[2]				
Wayne E. Shaw	✓			✓
Frank J. Sixt		✓		
Rhonda I. Zygocki		✓	**Chair**	
Number of Members:	**4**	**5**	**4**	**5**

Notes:
(1) As Board Chair, Mr. MacPhail is an *ex officio* non-voting member of the Audit Committee, the HRC Committee and the SSR Committee, by standing invitation, and may vote when necessary to achieve quorum. He is a voting member of the Governance Committee.
(2) As a member of Management, Mr. Pourbaix is not a member of any Committee.

Description of Committees and Mandates

Audit Committee

The Audit Committee is responsible for overseeing and reviewing Cenovus's risk management framework and Management's identification of significant financial risks or exposures.

Members Claude Mongeau (Chair), Jane E. Kinney, Richard J. Marcogliese and Wayne E. Shaw. Keith A. MacPhail is an *ex officio* non-voting member of the Audit Committee. The Audit Committee is comprised exclusively of independent directors and assists the Board in carrying out its responsibilities with respect to financial oversight.

The Audit Committee reviews our market risk management framework and Management's identification of significant financial risks or exposures and meets regularly to review reports and discuss significant risk areas with internal and external auditors.

The Audit Committee's primary duties and responsibilities are to: oversee and monitor the effectiveness and integrity of our accounting and financial reporting processes; financial statements and system of internal controls regarding accounting and financial reporting compliance; oversee audits of our financial statements; oversee and monitor our market risk management framework, including supporting guidelines and policies, related to the management of commodity price, currency (foreign exchange), and interest rate market risk; oversee and monitor Management's identification of principal financial risks and monitor the process to manage such risks; oversee and monitor our compliance with legal and regulatory requirements related to financial reporting and disclosures; oversee and monitor the qualifications, independence and performance of our external auditor and internal auditing group; and provide an avenue of communication among the external auditor, Management, the internal auditing group and the Board.

The Audit Committee Mandate requires all members to be financially literate, as defined in National Instrument 52-110 *Audit Committees*.

Claude Mongeau and Jane E. Kinney have been determined by the Board to be audit committee financial experts.

Audit Committee members are not permitted to simultaneously serve on the audit committee of more than two other public companies, unless the Board first determines that such simultaneous service will not impair the ability of the relevant members to effectively serve on our Audit Committee, and required public disclosure is made.

Audit Quality The Audit Committee oversees and monitors the qualifications, independence and performance of our external auditor. In 2019, the Audit Committee conducted a comprehensive review of Cenovus's external auditor, PricewaterhouseCoopers LLP, to ensure audit quality as required by the Audit Committee's Mandate. The comprehensive review was prepared in accordance with guidance published by Chartered Professional Accountants Canada, the Institute of Corporate Directors and the Canadian Public Accountability Board. The review covered the period from January 1, 2015 to December 31, 2019 and focused on the following key factors affecting audit quality:

- independence, objectivity and professional skepticism of the external auditor;
- quality of the external auditor's engagement team; and
- quality of the communications and interactions between the Audit Committee and the external auditor.

The comprehensive review was completed and reported on in early 2020 and the Audit Committee determined it was satisfied with the audit quality provided by PricewaterhouseCoopers LLP.

In 2019, the Audit Committee oversaw the external audit partner rotation process. Effective upon the release of the consolidated financial statements of Cenovus for the year ended December 31, 2019 and the auditor's report thereon, the audit partner responsible for Cenovus's audit retired and the new designated audit partner with significant industry experience, was designated. In accordance with applicable requirements, the audit partner is rotated at least every five years.

In late 2020, in preparation for the completion of the Husky transaction, the Audit Committee oversaw a request for proposal process to determine our external auditor on a go-forward basis, and conducted a detailed assessment of each of Cenovus's and Husky's external auditor. Based on the results of this process, following the completion of the 2020 audit, the Audit Committee and the Board recommended that PricewaterhouseCoopers LLP continue as the Corporation's independent auditors. In addition to the comprehensive review that is completed every five years, Management conducts a review and reports to the Audit Committee annually.

Risk Oversight The Audit Committee oversees and reports to the Board about risks related to: the design and operating effectiveness of the Corporation's market risk management control framework and the processes to manage such risks; non-compliance with regulations and policies relating to matters within the committee's mandate; all financial filings and public documents, including Cenovus's and any subsidiary with public securities' annual audited financial statements and related documents, all unaudited financial statements and related documents, and other filings and public documents as to financial information; the evaluation, appointment, compensation, retention and work of the external auditors; and, together with management, the appointment, compensation, replacement, reassignment, or dismissal of the head of internal audit. The Audit Committee also oversees risks relating to the receipt, retention and treatment of complaints received by Cenovus regarding accounting, internal accounting controls, or auditing matters; significant financial risks or exposures, including those related to ESG matters, such as climate change; and such principal or emerging risks that have been assigned to the Audit Committee, from time to time, by the Board, as recommended by the Governance Committee.

For further information about our Audit Committee and our Audit Committee Mandate, please see the *Audit Committee* section of our Annual Information Form for the year ended December 31, 2021, filed on SEDAR at sedar.com and available on our website at cenovus.com.

The Audit Committee Mandate is available on our website at cenovus.com.

Governance Committee

The Governance Committee assists the Board in carrying out its responsibilities with respect to corporate governance, including issues or principles related to risk governance, strategic market risk management, Board composition and nomination issues, director compensation and minimum shareholding guidelines for directors, by reviewing such issues and making recommendations to the Board as appropriate.

Members Harold N. Kvisle (Chair), Eva L. Kwok, Keith A. MacPhail, Frank J. Sixt and Rhonda I. Zygocki. The Governance Committee is comprised exclusively of independent directors.

Succession Planning The Governance Committee's primary duties and responsibilities are succession planning for the Board as a whole, including assessing the effectiveness of achieving the Board diversity objectives, the effectiveness of the Board Chair, and approving the succession planning process for the President & Chief Executive Officer. The Committee is responsible for identifying individuals qualified to become Board members, recommending to the Board proposed nominees for election to the Board at the next annual meeting of shareholders and developing and recommending to the Board corporate governance principles applicable to Cenovus. Although the Governance Committee is not entirely comprised of independent directors, all members are non-management directors. To ensure an objective nomination process, the Governance Committee maintains a majority of independent directors. For more information on nomination of directors, see the *Corporate Governance – Board Assessment and Renewal* section of this Circular.

Board Assessments The Governance Committee oversees the evaluation and assessment of the effectiveness and contribution of our Board as a whole, the Board committees and individual directors, including the Board Chair. For more information on our Board assessments and related processes, see the *Corporate Governance – Board Assessment and Renewal* section of this Circular.

Director Compensation The Governance Committee's mandate includes the responsibility to assist the Board in reviewing and maintaining the directors' compensation program, together with directors' share ownership guidelines and any related disclosure. For more information on directors' compensation, see the *Director Compensation* section of this Circular.

Review of Governance Practices The Governance Committee also considers, develops and recommends corporate governance issues or principles for review, discussion or action by the Board or a Board committee, as appropriate. The Governance Committee reviews the mandates of Board committees on a periodic basis and makes recommendations, as appropriate, to the Board. The Governance Committee also monitors best practices among major Canadian and U.S. companies to help ensure we adhere to high standards of corporate governance.

Strategic Market Risk Management The Governance Committee oversees the direction and effectiveness of management's strategic market risk management programs related to the management of commodity price, currency (foreign exchange), and interest rate market risk, collectively referred to as "market risk" and reviews Cenovus's market risk management program principles, design, and performance from management with respect to the oversight of strategic market risk management.

Risk Oversight The Governance Committee oversees and reports to the Board about risks related to: corporate governance, including issues or principles related to risk governance; directors' compensation; director nomination proposals; the effectiveness of management's strategic market risk management programs; and shareholder proposals and engagement. The Governance Committee reviews and recommends to the Board the oversight of Cenovus's principal or emerging risks to an appropriate Board committee.

The Governance Committee Mandate is available on our website at cenovus.com.

Human Resources and Compensation Committee

The HRC Committee assists the Board in carrying out its responsibilities by reviewing compensation and human resources matters, including but not limited to responsibilities specifically related to Cenovus's people strategy, culture, engagement and inclusion and diversity, in support of the achievement of the Corporation's business strategy and making recommendations to the Board as appropriate. The HRC Committee also assists the Board in carrying out its responsibilities as sponsor of Cenovus's various pension plans and non-pension saving and investment plans.

Members Rhonda I. Zygocki (Chair), Keith M. Casey, Harold N. Kvisle and Eva L. Kwok. Keith A. MacPhail is an *ex officio* non-voting member of the HRC Committee. The HRC Committee is comprised exclusively of independent directors.

Compensation The HRC Committee oversees compensation matters, including compensation philosophy and design of compensation programs and plans, and executive and employee compensation. The HRC Committee also reviews reports and information provided by the Management Pension Committee and the U.S. Management Pension Committee regarding Cenovus's various pension plans and non-pension savings and investment plans and conveys information or recommendations to the Board. See the *Compensation Governance* section of this Circular.

Succession Planning The HRC Committee oversees succession planning for senior management at Cenovus. No less than annually, the HRC Committee, the President & Chief Executive Officer and the Senior Vice-President, People Services, devote significant time to reviewing the performance of the senior leadership team and talent management activities, particularly succession plans and the internal talent pool, as well as planning for retirements and illness, disability and other unscheduled absences. This includes long-term planning for executive development and succession to ensure leadership sustainability and continuity.

Organization Management The HRC Committee oversees company-wide organization and talent management, the Corporation's people strategy, culture and engagement, and its inclusion and diversity initiatives and progress.

Risk Oversight The HRC Committee oversees and reports to the Board about risks relating to its primary duties including human resources, including but not limited to Cenovus's people strategy, culture, engagement and inclusion and diversity; compensation and benefit policies; short and long-term incentives; and pension and investment matters. The HRC Committee also oversees risks relating to the Corporation's financial or reputational well-being related to compensation and benefit policies and incentives and principal or emerging risks that have been allocated to the HRC Committee, from time to time, by the Board, as recommended by the Governance Committee.

The HRC Committee Mandate is available on our website at cenovus.com.

Safety, Sustainability and Reserves Committee

The SSR Committee assists the Board in carrying out its oversight of responsibilities in respect of overseeing and monitoring Cenovus's commitment to safety and sustainability, which take into account, among other things, safety, social, environmental, ethical and economic considerations, stewarding Cenovus's ESG commitments, monitoring compliance with the *Code of Business Conduct & Ethics*, and overseeing the evaluation and disclosure of Cenovus's oil and gas reserves and resources.

Members Richard J. Marcogliese (Chair), Keith M. Casey, Jane E. Kinney, Claude Mongeau and Wayne E. Shaw. Keith A. MacPhail is an *ex officio* non-voting member of the SSR Committee. The SSR Committee is comprised exclusively of independent directors.

In fulfilling its mandate, the SSR Committee's primary duties and responsibilities are to: oversee and monitor our commitment to promoting a culture of safety, including the implementation by Management of policies and procedures intended to ensure process and occupational safety performance; oversee and monitor the integration of the *Sustainability Policy*, including safety, social, environmental, ethical and economic considerations, into our practices and behaviours, steward our ESG commitments pursuant to the *Sustainability Policy*; oversee and monitor Cenovus's programs, policies and performance on matters relating to safety, sustainability and the environment; review amendments to and compliance with the *Code of Business Conduct & Ethics*; review our procedures relating to the disclosure of information with respect to oil and gas activities (as defined in National Instrument 51-101 *Standards for Disclosure of Oil and Gas Activities*); annually review the selection of the independent qualified reserves evaluators appointed to report to the Board on our oil and gas activities; annually review and approve the expected fees of the independent qualified reserves evaluators; review our annual reserves data prior to public disclosure; and review Cenovus's disclosure relating to matters addressed in the *Sustainability Policy*, including related ESG disclosure.

Risk Oversight The SSR Committee oversees and reports to the Board about risks relating to its duties being, safety performance and programs and procedures in place to mitigate safety incidents; non-compliance with regulations and policies relating to matters within the SSR Committee's mandate; reserves governance and resource disclosure data and the procedures relating to the disclosure of such information; sustainability, including safety and health, environment and climate change, engagement with the public, including Indigenous and other communities, and related ethical and reputational impacts and disclosure; persistent trends and high risk observations resulting from periodic management system assurance activities; remedial or mitigating actions taken to manage identified health and safety, environment and climate change, and other sustainability risk, including abandonment and reclamation obligations; and such principal or emerging risks that have be allocated to the SSR Committee, from time to time, by the Board, as recommended by the Governance Committee.

The SSR Committee Mandate and our *Sustainability Policy* are available on our website at cenovus.com.

SCHEDULE C
SUSTAINABILITY AND ENVIRONMENTAL, SOCIAL & GOVERNANCE HIGHLIGHTS

SUSTAINABILITY PORTFOLIO

Sustainability is embedded in the way we do business. It means creating a safe and inclusive workplace, investing and partnering with local and Indigenous communities and innovating to reduce our greenhouse gas emissions and minimize our impact on the environment. We recognize that operating our business sustainably requires transparency with our stakeholders about our ESG performance, and we integrate sustainability considerations into our business decisions to create long-term, sustainable value.

We remain committed to top-tier safety performance and sustainability leadership. As part of that commitment, we continue to take steps to earn our position as a global energy supplier of choice. In 2021, following the Husky transaction, we refreshed our ESG focus areas and established ambitious new ESG targets for each area, along with plans for achieving them. We also continued our history of transparent reporting, releasing our 2020 ESG Data Report in June 2021 and our first full ESG Report since the Husky transaction in December 2021.

ESG RISK OVERSIGHT

The Board has accountability for the Corporation's risks and opportunities and has also delegated oversight for specific ESG risks, including climate change, to each of its four committees in relation to the committee mandates.

ESG risks are considered within our enterprise risk management program, which informs the identification, assessment and management of key risks to our business. Key ESG risks, along with other ESG-related topics, are presented to the Board through regular updates by Management.

In 2021 we refreshed the Board and Committee mandates to clarify each body's risk oversight and ESG risk oversight.

Board The Board oversees Cenovus's approach to sustainability; reports and recommendations from management with respect to ESG matters; and Cenovus's processes and procedures to mitigate environmental impacts (including climate change), address health and safety matters that may arise due to Cenovus's activities, consider human capital management, and operate in a manner consistent with good governance and recognized standards.

Audit Committee The Audit Committee oversees financial impacts from evolving ESG matters (including climate change) and in particular impacts on Cenovus's access to capital from its lenders, debt investors, and equity investors, its access to insurance coverage, and to its credit ratings and reports to the Board on these findings regularly. The Audit Committee also has oversight of, and reports to the Board about, significant financial risks or exposures generally, including those related to ESG matters, such as climate change. Specific ESG-related oversight is addressed as necessary, including in relation to asset retirement obligation financial disclosure matters and those related to treasury, risk or insurance.

HRC Committee The HRC Committee oversees human resources and compensation matters, including but not limited to organization and talent management strategies, people strategy, culture, health and wellness, engagement and inclusion and diversity; Cenovus's progress related to performance and achievement of employee inclusion and diversity targets; and compensation and pension governance. The HRC Committee also makes recommendations to the Board on Cenovus's ESG performance metrics which form part of short and long-term compensation plans. Inclusion and diversity is a standing agenda item at all regularly scheduled HRC Committee meetings. Compensation and/or pension governance is addressed at every regularly scheduled HRC Committee meeting, while updates on the corporate scorecard performance are presented on a quarterly basis.

Governance Committee The Governance Committee oversees corporate governance matters and the governance of ESG matters, including oversight of Board diversity and allocating oversight of emerging or developing ESG matters to the appropriate Committee.

SSR Committee The SSR Committee stewards Cenovus's ESG commitments pursuant to our *Sustainability Policy*. The SSR Committee oversees sustainability, including safety and health, environment and climate change, asset integrity and stakeholder engagement policies, performance, reporting and disclosure; the implementation of Cenovus's ESG strategy within the SSR Committee's mandate; critical incidents impacting Cenovus's assets or operations involving environmental damage or reputational impacts; and remedial or mitigating action taken to manage an identified sustainability risk, including environment (including abandonment and reclamation obligations), health, safety, or climate change.

Each Committee reports to the Board on the ESG matters for which it has oversight.

Board Oversight of ESG performance


BOARD OF DIRECTORS
ESG opportunities and risks integrated into the adoption of our strategic plan
Safety, Sustainability and Reserves Committee
Audit Committee
Human Resources & Compensation Committee
Governance Committee
CENOVUS LEADERSHIP TEAM
Primary accountability of the Chief Sustainability Officer & SVP of Stakeholder Engagement
SUSTAINABILITY ADVISORY COUNCIL
Diverse representation of teams across the company

ESG LEADERSHIP AND ACTIVITY

We continue to incorporate sustainability into our business decisions and strategy actions taken to date include:

- In 2019, we established a Sustainability Advisory Council of senior leaders from key areas of our business to advise on sustainability initiatives for Cenovus. We also conducted a formal materiality assessment to identify the ESG focus areas that were most impactful to our business.

- In early 2020, we announced targets for the ESG focus areas and Cenovus's long-term ambition to achieve net zero emissions from our operations by 2050, and ensured alignment with the economic priorities in our five-year business plan at the time. Additionally, we integrated these same ESG focus areas into Cenovus's capital allocation framework.

- In 2021, following the Husky transaction, we again completed a formal materiality assessment to refresh our ESG focus for our combined portfolio areas and subsequently announced targets for each focus area along with plans to achieve them. Cenovus's ESG focus areas are climate & GHG emissions, water stewardship, biodiversity, Indigenous reconciliation, and inclusion & diversity. For more information see our 2020 ESG Report.

ESG REPORT

In our view, ESG reporting is an ongoing process of continuous improvement. We have been reporting on our sustainability performance since we launched as a company in 2009 and through predecessor companies since the early 2000s.

In an effort to provide consistent, relevant information that is useful to investors and other stakeholders, and in response to society's request for greater transparency on ESG and climate-related risks, we align our ESG reporting with the recommendations from the Task Force on Climate-related Financial Disclosures ("TCFD"), guidance from the Sustainability Accounting Standards Board ("SASB") and where there is no guidance within the SASB standards, we leverage the sustainability reporting guidance for the oil and gas industry published by Ipieca. We also incorporated references to the United Nations Sustainable Development Goals ("SDGs").

In the 2020 ESG Report, we included the 2019 and 2020 *pro forma* metrics related to our ESG targets for the combined company, along with our plans to achieve them, and highlighted relevant actions undertaken by Cenovus in 2020 and the first half of 2021. Our 2020 ESG Data Report, published earlier in 2021, includes standalone ESG performance metrics for each of the legacy companies.

Our 2020 ESG Report and 2020 ESG Data Report are available on our website at cenovus.com.

Forward-Looking Information

This Circular contains forward-looking statements and other information (collectively "forward-looking information") about Cenovus's current expectations, estimates and projections, made in light of the Corporation's experience and perception of historical trends. This forward-looking information is identified by words such as "achieving", "aim", "align", "ambition", "anticipating", "attaining", "believe", "capability", "capacity", "commitment", "committed", "continue", "create", "dedicated" "designed", "drive", "ensuring", "expect", "evolve", "focus", "future", "goal", "grow", "initiative", "intended", "lead to", "may", "objective", "opportunity", "optimize", "ongoing", "path forwad", "philosophy", "plan", "position", "potential", "reduce", "return", "strategy", "target", "towards", "will" or similar expressions and includes suggestions of future outcomes. Readers are cautioned not to place undue reliance on forward-looking information as the Corporation's actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include assumptions disclosed in Cenovus's current guidance, available at cenovus.com and other risks and uncertainties that could cause Cenovus's actual results to differ materially, as identified in Cenovus's Management's Discussion and Analysis for the year ended December 31, 2021, and risk factors described in other documents Cenovus files from time to time with securities regulatory authorities in Canada, available on SEDAR at sedar.com, and with the U.S. Securities and Exchange Commission on EDGAR at sec.gov, and on the Corporation's website at cenovus.com.

Information on or connected to the Corporation's website cenovus.com does not form part of this Circular.

Non-GAAP Measures

This Circular contains references, including within the Corporate Performance Scorecard, to certain non-GAAP measures, including Free Funds Flow and Net Debt. These measures do not have a standardized meaning as prescribed by International Financial Reporting Standards ("IFRS") and therefore, are considered Specified Financial Measures. These Specified Financial Measures may not be comparable to similar measures presented by other issuers. These measures are used in our Corporate Performance Scorecard in order to provide shareholders and potential investors, as well our Board and Management, with additional measures for analyzing our ability to generate funds to finance our operations and to provide information regarding our liquidity. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For information on the composition of these measures, as well as an explanation of how the Corporation uses these measures, refer to the Specified Financial Measures Advisory located in Cenovus's Management's Discussion and Analysis for the year ended December 31, 2021 dated February 7, 2022 and available on SEDAR at sedar.com, on EDGAR at sec.gov and on Cenovus's website at cenovus.com, which is incorporated by reference into this Circular.

QUESTIONS? NEED HELP VOTING?

CONTACT US:

North American Toll Free Phone:

☎ **1.866.851.4179**

E-mail: contactus@kingsdaleadvisors.com
Fax: 416.867.2271
Toll-Free Fax: 1.866.545.5580
Outside North America, Banks and Brokers
Call Collect: 416.867.2272





Our Annual Report is available on our website at
cenovus.com

225 6 Ave SW PO Box 766
Calgary, AB T2P 0M5 Canada

